Exhibit 99.1

DELIVERING ON GROWTH

2009 ANNUAL REPORT
NEW GOLD INC.

Our focus has always been clear:
pursue growth opportunities, build
on solid operational assets and sustain
financial strength. We’ve achieved this
mandate with success. Buoyed by our
proven track record, we will continue
to enhance shareholder value through
disciplined growth and sound
fundamentals for future success.

2009 FINANCIAL HIGHLIGHTS	2
LETTER TO SHAREHOLDERS	4
OPERATIONAL HIGHLIGHTS	8
MESQUITE MINE	9
CERRO SAN PEDRO MINE	10
PEAK GOLD MINES	12
NEW AFTON PROJECT	14
EL MORRO PROJECT	16
SUSTAINABILITY	18
RESERVES AND RESOURCES	22
MANAGEMENT ’S DISCUSSION AND ANALYSIS	27
FINANCIALS	80
BOARD OF DIRECTORS AND OFFICERS	IBC

2009 HIGHLIGHTS AND FUTURE GOALS

2009 HIGHLIGHTS

- Gold production in 2009 increased 29% to 301,773 ounces from 233,103 ounces in 2008
- Total cash cost[1] in 2009 decreased 18% to $465 per ounce sold, net of by-product sales, from $566 per ounce sold in 2008
- Earnings from mine operations of $88.6 million for 2009 versus $21.4 million in the prior year
- Cash flow from operations of $79.0 million for 2009 versus $23.1 million in the prior year
- 2009 year-end cash balance of $271.5 million, including $9.2 million of restricted cash, versus $182.0 million in 2008
- Completed Western Goldfields Inc. business combination; New Gold is now a fully-funded, growth-oriented company
- Strengthened our balance sheet - Since December 31, 2008, and including certain transactions completed in early 2010, New Gold has improved from a $30 million net debt position to an approximately $132 million net cash position, excluding the expected cash proceeds from the completion of the Amapari sale
- Increased the value attributed to our assets including El Morro, Amapari and our asset backed notes, from approximately $40 million in mid-2009 to over $450 million
- More than tripled trading liquidity and doubled analyst coverage during 2009
- Share price appreciated 115% during 2009, significantly outpacing the 24% increase of the S&P/TSX gold index

PROVEN AND PROBABLE RESERVES (MILLION OZ)

9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
2007
2008
2009

GOLD PRODUCTION (OUNCES)

350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2007
2008
2009

EARNINGS FROM MINE OPERATIONS (US$ 000s)

100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2007
2008
2009

2

2009 FINANCIAL HIGHLIGHTS

Note: Cerro San Pedro and Peak total cash cost(1) are net of by-product sales. Amapari was put on Care and Maintenance on January 2, 2009. 2009 Mesquite production represents partial year from June 1, 2009 forward.

Assumptions used in the 2010 forecast include silver and copper prices of $15.00 per ounce and $2.75 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.11, $1.18 and $13.00 to the US dollar, respectively.

(1) “Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. Total cash cost presented do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP. A reconciliation is provided in the MD&A accompanying the audited annual financial statements.

(2) Includes 2007 results for the Amapari Mine within operations. The Amapari Mine has been presented as a discontinued operation in 2008 and 2009.

NEW GOLD INC. 2009 ANNUAL REPORT    3

LETTER TO SHAREHOLDERS

“We maintained momentum in our disciplined growth strategy, completing a pivotal merger through which we became a fully-funded growth company. We out-delivered on our operational goals – achieving record results for production, cash cost(1) and cash flow during 2009.”

LETTER TO SHAREHOLDERS

Fellow Shareholders,

In what was undeniably a dynamic year for New Gold, we exceeded our major goals for building shareholder value in 2009. Setting high goals for value enhancement and operational performance is one thing; achieving them is another. Our track record of doing so, we believe, sets New Gold apart from the crowd in terms of current performance and future potential.

We maintained momentum in our disciplined growth strategy, completing a pivotal merger through which we became a fully-funded growth company. We out-delivered on our operational goals – achieving record results for production, cash cost(1) and cash flow during 2009. Further, we enhanced our financial position, acting with patience and discipline to significantly strengthen our balance sheet and enhance our financial flexibility as we look forward. There were also challenges last year that we met with the resilience that has become another defining characteristic of New Gold, along with the dynamism and spirit of innovation that will help us continue to build this company. Investor support for New Gold grew considerably during the year. Our share price appreciated by 115% during the year, significantly outpacing the 24% increase of the S&P/TSX gold index.

A STANDOUT AMONG INTERMEDIATE GOLD
PRODUCERS

The main event of 2009 was our business combination in June with Western Goldfields Inc. (WGI), which added the Mesquite mine to our portfolio of assets. As a result, New Gold has emerged as a standout in its peer group, with a singular combination of current operational strengths and future upside among intermediate gold producers – a category of companies that has traditionally offered the best returns for investors. The merger was beneficial in bringing together like-minded companies that were both focused on becoming intermediate producers. New Gold offered excellent growth potential in its portfolio of properties, but desired funding to fully develop its suite of exciting development projects. WGI offered strong cash flow potential but desired additional development properties. The merger married strength to strength to create a fully-funded growth company with an experienced management team and Board.

The combination with WGI was our second major transaction in a year, and followed our three-way merger with Peak Gold and Metallica Resources in June 2008. To put our growth trajectory in perspective, we have transformed New Gold from a single-asset development company in early 2008 to an intermediate company with production exceeding 300,000 ounces of gold this year. Going forward, we expect that organic growth alone will further increase production toward 500,000 ounces over the coming years. This provides an excellent platform on which to augment our growth through disciplined mergers and acquisitions that are accretive to shareholder value.

A DEMONSTRATED COMMITMENT TO GROWING
RESPONSIBLY

We will continue our steadfast commitment to growing responsibly: to meeting the high, internationally recognized standards for worker health and safety, environmental protection and sustainable community development that characterize all our operations. This commitment is reflected in the numerous awards our operations have won in recent years. To cite just two 2009 examples, our Mesquite Mine in California won the American Red Cross “Real Heroes” Award for safety and our Cerro San Pedro Mine in Mexico won the national “Silver Hat” safety award as the safest mine of its size in the country for the second year running. In a significant demonstration of our dedication to sustainability, New Gold became a business partner of the United Nations Global Compact, which sets high standards across an array of human rights, environmental and labour practices.

WE OUT-DELIVERED ON OUR OPERATIONAL GOALS

New Gold beat guidance targets for both production and total cash cost(1) in 2009.

•  Gold production rose 29% to 301,773 ounces, while gold sales rose 23% to 292,407 ounces;

•  Total cash cost(1) declined 18% to $465 an ounce, or about $100 per ounce less than the $566 an ounce in 2008;

•  Earnings from mine operations rose 314% to $88.6 million, while cash flow from operations rose 242% to $79.0 million.

In addition, all our operations more than replaced ounces mined during the year, resulting in a 10% increase in gold reserves. This positions us well to extend our mine lives and increase production as we go forward. These results are a credit to our hard-working on-site teams, to whom we extend our thanks and congratulations.

The Mesquite Mine in California finished the year with a record fourth quarter that positions the operation for continued improvements in 2010 and 2011. Mesquite is expected to be a strong performer in the years ahead.

Peak Gold Mines in Australia continued a 17-year tradition of success with another excellent performance, powered by operating improvements, and a doubling of copper production. Peak, once again, replaced its mined ounces and continues to have excellent potential to replace production with new reserves and resources through exploration and underground development well into the future.

We also surpassed our 2009 guidance for production at lower costs, net of silver by-product, at Cerro San Pedro (CSP) in Mexico. Gold and silver production both rose meaningfully, reflecting increased tonnage of ore mined and continued improvements in recoveries. CSP’s strong performance during the year was achieved despite the effects of a court ordered temporary suspension of mining activities in mid-November, which was subsequently lifted by an injunction we obtained in December. While CSP enjoys the overwhelming support of local communities and their residents, it has encountered opposition to mining activities from a mainly non-resident faction. Cerro San Pedro is currently fully operational and producing gold and silver while New Gold works diligently with local and federal governmental groups in an effort to establish a long-term solution that allows the company to continuously operate Cerro San Pedro, and thus provide ongoing financial and socio-economic benefits to the local people and communities.

Our confidence in our ability to achieve a fair resolution of the matter remains high, since the mine has an enviable record of meeting its environmental and social commitments. For example, as well as winning a second-straight government award for safety, CSP won an international award in 2009 for best practices in the use of explosives, and its Environmental Management System was recertified by the International Organization for Standardization (ISO) as fully compliant with ISO 14001:2004 status.

NEW GOLD INC. 2009 ANNUAL REPORT    5

LETTER TO SHAREHOLDERS (continued)

AND WE STRENGTHENED OUR BALANCE SHEET

On the financial front we worked to strengthen and simplify our balance sheet in 2009. Our focus was on making the right moves at the right times as opportunities arose. During a time when the gold industry, like others, was impacted by the world credit crisis and low commodity prices, New Gold had the flexibility to reduce our total debt and bought back C$50 million worth of long-term notes for total consideration of C$30 million; these notes are now back to trading at their face value. As credit markets improved, we acted opportunistically to monetize our asset backed notes; C$9.4 million of the notes matured and was realized in April and two portions were sold in December 2009 and January 2010, respectively. In total, the company realized proceeds of C$90.5 million on face value notes of C$148.9 million. We continue to hold C$21 million of face-value notes that we feel provide us a continued option in the event the credit markets recover in full. In addition, subsequent to the year end, we fully paid off the Mesquite term loan, which had been $69 million at the time of the WGI merger.

Rising gold prices, in combination with a positive market reaction to our WGI merger, provided an opportunity to strengthen our cash position. We completed a successful bought-deal equity offering in September for net proceeds of $103 million.

The net result of these transactions:

Since December 31, 2008, and including certain transactions completed in early 2010, New Gold has improved from a $30 million net debt position to an approximately $132 million net cash position, excluding the expected cash proceeds from the completion of the Amapari sale.

During the year, your management team was also very active in sharing the New Gold story with more investors to increase our visibility, trading liquidity and share price. We added to our European shareholder base, doubled our coverage among prominent analysts and more than tripled our trading liquidity. These financial achievements greatly add to our ability to pursue our goals for further growth.

WE ENHANCED THE VALUE OF OUR ASSETS AND
HAVE MORE OPPORTUNITIES AT HAND

New Afton
A major part of our growth strategy involves enhancing the value of our existing portfolio of assets. A prime example is our New Afton development project in British Columbia, Canada, which has the potential to more than double our cash flow when it comes on stream in a little over two years. As this project quickly progresses toward production, it will only help to increase the certainty around the timeline to project development, production start-up, and operating costs. This should improve New Afton’s value in the eyes of analysts and investors. In 2009, we continued on our successful path to production, meeting our development targets while maintaining our timeline for a mid-2012 production start.

El Morro

The El Morro copper-gold project in Chile represents another cornerstone growth asset for the company. One of New Gold’s predecessor companies, Metallica Resources, originally discovered El Morro so it also represents an important part of our history. Early in 2010, New Gold exercised our right of first refusal on the sale of the 70% interest in the project held by Xstrata Copper Chile S.A.

In February 2010, a New Gold subsidiary acquired Xstrata’s 70% interest. Subsequently, New Gold sold that subsidiary to Goldcorp Inc., maintaining a 30% interest in this world-class project and amending the terms of the El Morro Shareholders Agreement to significantly enhance the economics of the project for New Gold shareholders.

The transaction highlights for New Gold include: Goldcorp funding for 100% of New Gold’s $225 million share of the development and construction capital for the project; a lower interest rate on the funded amount; timely commencement of construction once required permits and approvals are received; and a $50 million payment.

While a statement of claim relating to the 70% interest is outstanding, we have closed the transaction and are moving forward. We are very excited about the opportunity to participate in this great project and look forward to further assessing its significant exploration potential.

Amapari
While much smaller than El Morro, in our view, Amapari was similarly undervalued by the market at the beginning of the year. After careful consideration, we put the mine on care and maintenance in the early part of 2009. In early 2010, we announced an agreement to sell Amapari for $63 million in cash and shares to Beadell Resources Inc., an Australian miner with interests in Brazil. This transaction would further increase our financial flexibility, and the ability to participate in the future success of Beadell.

Overall, our various initiatives to enhance the valuation of our assets, including El Morro, Amapari and our asset backed notes, have had significant results.

• The value of these once-underappreciated assets has risen from about $40 million in mid-2009 to more than $450 million today.

WE WILL CONTINUE OUR STRATEGY OF
DISCIPLINED GROWTH

We completed two major transactions in 2008 and 2009 that demonstrated our ability to carry out our growth strategy in a disciplined fashion that is accretive to shareholders. We have moved in strategic steps, adding assets with attractive production and cash flow potential in a process that has focused on quality rather than simply on growth as an end in itself. We have an excellent team, the right strategy and a much stronger financial base to continue to build shareholder value.

GUIDED BY AN EXCEPTIONAL BOARD OF
DIRECTORS

We will continue to benefit from the guidance of Directors with outstanding industry experience and deal-making connections. They represent a critical mass of gold-industry talent with a singular focus on enhancing shareholder value because, after all, they are major shareholders themselves. During 2009, we drew on the wise counsel of proven company-builders Pierre Lassonde and Ian Telfer, investment veterans James Estey, Vahan Kololian and Martyn Konig, and industry veterans Craig Nelsen and Raymond Threlkeld. We thank them for their invaluable support and advice.

OUR UPSIDE POTENTIAL IS EXCITING

During 2010 and beyond, we intend to build on our achievements of 2009. We have an exceptional production-growth profile, which forecasts an increase of over 60% from 2009 to 2013, while cash costs are forecast to fall approximately 60% over the same period. As a result, we expect an exceptional increase in cash flow generation, with our operating margin expected to increase more than 160% from 2009 to 2013.

We have come far in the past 18 months, and have emerged as a fully-funded intermediate producer with attributes that set us apart.

These include:

•	Our proven ability to execute on operational and financial goals;
•	Our outlook for increasing production, coupled with decreasing cash costs, over the next four years with our current portfolio of assets;
•	Our proven ability to complete transactions that are accretive to shareholder value;
•	Our strong balance sheet; and
•	Our proven management team and exceptional Board of Directors.

The outlook is bright for New Gold. We thank you for your support and trust that you share our excitement about New Gold’s future.

Sincerely,

Randall Oliphant, Executive Chairman	Robert Gallagher, President and Chief Executive Officer

NEW GOLD INC. 2009 ANNUAL REPORT    7

OPERATIONAL HIGHLIGHTS/MESQUITE MINE

mesquite mine
Consistent with the company’s mine plan, the Mesquite Mine had a record fourth quarter and robust future outlook. With the mine now meeting expectations and higher-cost inventory diminishing on the leach pad, we expect unit costs to decrease in 2010 and 2011 and production and sales to increase.

BACKGROUND

The Mesquite Mine is an open-pit, heap-leach operation located in Imperial County, California, an area with a storied mining past. New Gold acquired the mine in June 2009 as a result of a successful business combination with Western Goldfields Inc. (WGI). Prior to the business combination, WGI acquired the Mesquite Mine from Newmont Mining Corporation in 2003 and subsequently completed a positive feasibility study in 2006. The study confirmed the excellent potential to increase reserves at Mesquite and return the mine to full production. WGI commenced production at Mesquite in January 2008.

SAFETY AND SUSTAINABILITY

To the credit of its employees, Mesquite achieved over one year without a lost-time accident in 2009. Safety activities during the year included improved employee safety training programs. Mesquite’s exemplary safety performance was recognized with a major safety award – the American Red Cross “Real Heroes” award from the San Diego/Imperial County Chapter. This annual award is given to only one company in the Chapter, which represents a population of over 5,000,000 people and thousands of businesses.

On the environmental front, Mesquite updated all major management plans and completed a third-party energy audit and carbon footprint evaluation that will serve as a guide for future improvements. The Mesquite Mine is a welcome neighbour in its region, providing jobs and engaging suppliers in nearby towns that have been historical partners with the mining industry. The operation is also working cooperatively with the Los Angeles County Sanitation District (LACSD), which operates a landfill adjacent to the Mesquite Mine site.

2009 RESULTS

During 2009, New Gold focused on enhancing operations at Mesquite and positioning the mine for continued improvement in 2010 and beyond. Gold sales at Mesquite during 2009 totaled 143,509 ounces at a total cash cost(1) of $596 per ounce. This compares with 2008 gold sales of 110,880 ounces at a total cash cost(1) of $508 per ounce. During 2009, Mesquite incurred additional costs due to lower truck availability. As a result, maintenance and repair costs increased during the period and a contract miner was utilized to assist with waste stripping in the Rainbow mining area. The waste stripping completed in 2009 is expected to have a positive impact on the operation going forward.

As outlined in the mine plan, production at Mesquite increased in the month of September and continued this trend in the fourth quarter, providing the highest production levels for the year. We expect unit costs to decrease in 2010 and 2011, coupled with a continued focus on production increases.

FUTURE UPSIDE

Opportunities exist to further enhance value at Mesquite. At the end of 2009, we updated our reserve and resource estimates to reflect a higher gold price assumption of $800 per ounce, which resulted in an additional 0.5 million ounces of reserves net of 2009 depletion. There is an additional sulphide resource below the current design pits. With additional exploration, there is potential to expand this resource to a level that could significantly extend Mesquite’s mine life. Currently, the company is evaluating alternate processing methods for the sulphides and expects to conduct additional exploration drilling to expand the sulphide resource.

AT A GLANCE

2009 PRODUCTION (including prior to period of ownership)
Gold:	150,002 ounces
Total Cash Cost(1)/oz:	$596

2010 TARGETS
Gold:	145,000 to 155,000 ounces
Total Cash Cost(1)/oz:	$540 to $560

NEW GOLD INC. 2009 ANNUAL REPORT    9

OPERATIONAL HIGHLIGHTS/CERRO SAN PEDRO MINE

cerro san pedro mine
Through continued operational success, Cerro San Pedro made a stellar contribution to results at New Gold during 2009. Both gold and silver sales exceeded 2008 levels at a total cash cost(1) of $407 per ounce, helping to increase operating cash flow for the company.

BACKGROUND

Cerro San Pedro (CSP) is a gold-silver, heap-leach operation located in central Mexico. It is situated 20 kilometres northeast of the state capital city of San Luis Potosí, a city of approximately one million inhabitants with a strong industrial base. Cerro San Pedro has a rich history of mining activity dating back to the late 1500s. In the 1970s interest shifted toward evaluating the district’s potential for a bulk mineable gold-silver resource amenable to modern open-pit mining and heap-leach processing methods. These efforts culminated in the successful development of New Gold’s Cerro San Pedro mine. The mine realized its first gold sale in May of 2007.

SAFETY AND SUSTAINABILITY

At CSP, the management and workforce are committed to continuously improving their safety practices. In 2009, the Mexican Chamber of Mines (CAMIMEX) presented CSP with the “Casco de Plata” (Silver Hardhat) award as the safest mine in Mexico among open-pit operations of its size. This was the second year in a row CSP has won the honour. At the international level, CSP was awarded the Orica World Prize in 2009 for best operational practices and control in the management of explosives. The operation sustained zero Lost-Time Injuries (LTIs) during the year and as of February 2010 had achieved 1,116 days without lost time due to injury.

Protecting the environment is a priority for New Gold, which includes the integration of reclamation into all phases of mining. In 2009, 5.4 hectares were reforested with about 5,100 plants in neighbouring areas. The site maintains a botanical nursery that has raised more than 151,600 indigenous plants to be used for ongoing reclamation work. To date, New Gold has reforested more than 57 hectares of land outside the Cerro San Pedro mine site.

2009 RESULTS

CSP had a successful second full year with gold sales increasing by 9% over 2008 to 93,312 ounces. Silver production increased by 38% over 2008 to 1.5 million ounces. Total cash cost (1) was $407 per ounce, net of by-product sales compared to $421 per ounce in the preceding year. The increased gold and silver production reflected additional tonnes placed on the pad and higher recoveries In addition, the increased silver production reflected higher grades mined and the incremental benefits of secondary leaching.

Operating practices continue to improve markedly at CSP and in 2009 resulted in improved pit access, wider operating areas and multiple loading faces – all of which increased haulage capability. These improvements in mine layout, combined with the use of a leased mining fleet at CSP, provide additional flexibility to increase throughput at the mine.

FUTURE UPSIDE

In the first quarter of 2010, New Gold announced the results of its  2009 drilling program aimed at testing the potential of sulphides occurring below the current CSP pit. This initial phase involved drilling about 17,000 metres over 29 holes, and was completed in early October. The Measured and Indicated sulphide resources now stand at 0.9 million ounces of gold, 26 million ounces of silver, as well as zinc and lead. In the Inferred category, there is an additional 3.5 million ounces of gold, 76 million ounces of silver, as well as zinc and lead. Metallurgical testing and conceptual pit designs are currently being evaluated prior to initiating a second stage of drilling to further delineate the mineralization and increase the confidence of the resource estimates.

In 2009, Cerro San Pedro’s environmental management system was recertified by the International Organization for Standardization (ISO) as fully compliant with ISO 14001:2004.

CSP is playing a major role in community development through the Foundation for Preservation of the Village of Cerro de San Pedro AC, which responds to the most pressing needs of communities and provides financing for small and promising businesses.

New Gold operates in a socially responsible and sustainable manner at CSP, as it does at all our operations. Despite an enviable record of environmental stewardship at CSP, activists continue to challenge the legality of the company’s operating permits, a process that has been ongoing since 2000. While the company continues to work co-operatively with all levels of the government to find a long-term solution that will see continued operation of Cerro San Pedro, the mine continues to operate and produce gold and silver.
AT A GLANCE

2009 PRODUCTION (including prior to period of ownership)
Gold:	95,502 ounces
Silver:	1.5 million ounces
Total Cash Cost(1)/oz: (net of by-product sales)	$407

2010 TARGETS
Gold:	95,000 to 105,000 ounces
Silver:	1.4 to 1.6 million ounces
Total Cash Cost(1)/oz: (net of by-product sales)	$390 to $410

NEW GOLD INC. 2009 ANNUAL REPORT    11

OPERATIONAL HIGHLIGHTS/PEAK GOLD MINES

peak gold mines

Peak Gold Mines in Australia recorded another year of strong performance in 2009, meeting guidance for gold production, exceeding expected copper production and reducing cash costs by 30% compared to 2008. After 17 years in operation, Peak continues to add to reserves and resources, and is exploring targets around the current underground ore bodies and in the surrounding areas.

BACKGROUND

Peak is a gold and copper underground mining operation located in the Cobar Gold Field of Central West New South Wales, Australia. Peak produces gold doré and gold-rich copper concentrate. Peak Gold Mines has been a consistent performer since commencing operations in 1992 and has a stable workforce who reside in the neighbouring community, in contrast to many Australian mines that operate on a fly-in, fly-out basis.

SAFETY AND SUSTAINABILITY

Peak continued to be an early adapter to new Australian legislation and recognized safety standards, including OHSAS 18001, through a comprehensive upgrade of its Health and Safety Management System to align the mine with the new standards. There were four minor lost-time incidents in 2009, the same number as 2008. However, consistent with corporate values, when it comes to safety, one incident is too many. With the aid of the upgraded Health and Safety Management System, Peak employees are seeking continued improvement on all safety measures in 2010.

To more fully align its environmental practices with internationally recognized standards, Peak established an integrated Environmental Management System (EMS) at its operation that is compliant with ISO 14001, the International Cyanide Code, which sets out best practices in the use of cyanide, and the Equator Principles, which set a benchmark for the international financial industry to manage social and environmental issues in project financing.

2009 RESULTS

During 2009, Peak successfully transitioned into the copper-rich Chesney orebody and the gold-rich Perseverance Zone D, on time and on budget, positioning the operation for continued steady production at low total cash costs. Peak accelerated underground production to replace low-grade, partially oxidized material stockpiled from the former open pit with the higher-grade underground ore. The benefits for the operation include higher mill feed grade and recoveries.

Gold sales were in line with 2009 guidance at 87,812 ounces. Cash costs decreased by 30% to $334 per ounce compared to $477 per ounce in 2008 due primarily to higher by-product copper revenue. Higher copper revenue resulted from higher production. Copper sales increased to 13.9 million pounds in 2009 from 7.8 million pounds in 2008.

FUTURE UPSIDE

Peak has continuously replaced reserve and resource depletion for the last 17 years. In 2009, it added approximately 60,000 ounces from year end 2008 levels. There is excellent potential to add further to reserves and resources at targets adjacent to Peak’s current underground ore bodies and on its 845-square kilometres of combined mining and exploration licenses within the Cobar mineral field.

Rehabilitation and reclamation work takes place before, during and after mining activities at New Gold’s operations. At Peak, rehabilitation work was completed in several areas where mining operations are now complete. As well, Peak completed and adopted a Waste Management Plan that applies best practices in the recycling and management of waste.

Peak has established active engagement with the neighbouring Cobar community regarding the operation’s progress and plans for the future. Measures include annual meetings with the community that are well attended by representatives of local businesses, government and community organizations. Mine managers and guests discuss various issues relating to activities at the operation in a relaxed and informal setting.
AT A GLANCE

2009 PRODUCTION
Gold:	93,247 ounces
Copper:	15.6 million pounds
Total Cash Cost(1)/oz: (net of by-product sales)	$334

2010 TARGETS
Gold:	90,000 to 100,000 ounces
Copper:	15.0 to 17.0 million pounds
Total Cash Cost(1)/oz: (net of by-product sales)	$360 to $380

NEW GOLD INC. 2009 ANNUAL REPORT    13

OPERATIONAL HIGHLIGHTS/NEW AFTON PROJECT

new afton project

The New Afton development project, slated for production start up in the second half of 2012, is an exciting example of the organic growth at New Gold. This project alone holds the potential to more than double the company’s cash flow at current metal prices.

BACKGROUND

The New Afton Project is located ten kilometres from Kamloops in south-central British Columbia, Canada and is directly accessible from the Trans-Canada Highway. There is a successful history of mining in the area and Kamloops acts as a hub for mine sites within the region. New Afton is New Gold’s primary development project and is expected to commence production in the second half of 2012. The project will be an underground block cave mine and flotation concentrator, which will produce an annual estimated average of 85,000 ounces of gold and 75 million pounds of copper.

SAFETY AND SUSTAINABILITY

New Afton continued to build and maintain its dedicated Health, Safety & Training Team to provide advice, services and support across the operation. With the transition from contractor to owner mining, new mine rescue team members were trained and emergency procedures enhanced for the continuation of underground development. The New Afton mine rescue team participated in the BC Provincial mine rescue competition in June and won the prestigious “Best in Obstacle & Recovery” award for an underground team.

New Afton continued to work with First Nations to build upon the Participation Agreement that was signed in 2008. The Joint Implementation Committee under the agreement met on a regular basis to discuss ongoing opportunities for the partnership with the Tk’emlúps Indian Band and the Skeetchestn Bands. Some contracting opportunities were made possible during 2009 and other benefits are expected in the future. New Afton also supported three local First Nations students with post-secondary education scholarships.

2009 RESULTS

During 2009, we delivered on our development goals on time and on budget at New Afton. The New Afton team completed 1,708 metres of underground advance, continued surface infrastructure work, including completion of the exterior of the mill building, received key long-lead equipment items, and moved forward with project engineering to 92% completion. Another milestone in project development in 2009 was the breakthrough of the conveyor decline and the main surface decline, which creates a secondary access to the mine and facilitates development efficiencies. In terms of underground development, we met the objectives of the revised development plan announced in November 2008 which included ramping up mining crews to enable continuous seven-day-per week development.

Project spending for 2009 was in line with budget at $50 million, with approximately $410 million in capital expenditures remaining for 2010- 2012. We expect New Afton’s development cost to be funded internally from existing financial resources and operating cash flow.

FUTURE UPSIDE

In 2009, we completed a NI 43-101 update, which indicated very minimal capital cost escalation at the project and further confirmed its potential to have a significant economic impact on the company as a whole. At metal prices similar to those being realized at year-end 2009, New Afton is expected to generate in excess of $200 million in operating margin each year. However, the full potential of this project has yet to be delineated.  We see potential for additional blocks containing similar mineralization below those currently included in the mine plan. We expect to evaluate this potential once the current mine development enables establishment of underground drill platforms.

AT A GLANCE

PROJECTED STARTUP - SECOND HALF OF 2012
Estimated annual life-of-mine production::
Gold:	85,000 ounces
Copper:	75 million pounds

Co-product Total Cash Cost(1):	$359 per ounce gold,
$0.90 per pound copper

NEW GOLD INC. 2009 ANNUAL REPORT    15

OPERATIONAL HIGHLIGHTS/EL MORRO PROJECT

el morro project

El Morro is a world-class, copper-gold development project in which New Gold holds a 30% fully-carried interest.

BACKGROUND

El Morro is a joint-venture, large copper-gold development project in Chile of which New Gold has a 30% fully-carried interest. The project is approximately 80 kilometres east of the city of Vallenar in the southern Atacama Desert. The El Morro asset forms a significant part of New Gold’s history as the deposit was first discovered by one of New Gold’s predecessor companies, Metallica Resources Inc. Recognizing the size and scope of the project, Metallica brought in a partner, Noranda Inc. in 1999, to earn a 70% ownership interest in the project. Through subsequent consolidations, New Gold became the owner of Metallica’s 30% interest and Xstrata Copper Chile S.A. became the owner of Noranda’s 70% interest.

SAFETY AND SUSTAINABILITY

Consultations with local communities have been a priority for El Morro from the early stages of project planning. Since 2005, El Morro has provided information and received feedback from local residents in order to take their priorities into account. Between 2005 and 2009, it has held multiple rounds of consultation with 44 community organizations, attended by over 1,000 people. When El Morro submitted its Environmental Impact Statement (EIS) in 2008, the project design reflected this participatory process with local communities. Local communities identified the availability of water as a priority concern, particularly in the Huasco River basin. In response, El Morro incorporated into its design the installation of a desalination plant to meet the requirements for potable and industrial water during construction and operation of the project. The plant would safely provide 640 litres per second of desalinated seawater via a 190 kilometre pipeline to the operation located at 4,000 metres above sea level. The project design also incorporates thickened tailings technology, which would allow the project to maximize water recovery from the tailings for recycling in the process plant and reduce the final volume of the tailings deposit while contributing to its stability. As well, in response to the consultative process, the access road was rerouted away from populated areas.

2010 UPDATE

As announced on January 7, 2010, we provided notice to Xstrata of the exercise of our right of first refusal to acquire Xstrata’s 70% in the project for $463 million.

In February 2010, a New Gold subsidiary acquired Xstrata’s 70% interest. Subsequently, New Gold sold that subsidiary to Goldcorp Inc., maintaining a 30% interest in this world-class project and amending the terms of the El Morro Shareholders Agreement to significantly enhance the economics of the project for New Gold shareholders.

The transaction highlights for New Gold include: Goldcorp funding for 100% of New Gold’s $225 million share of the development and construction capital for the project; a lower interest rate on the funded amount; timely commencement of construction once required permits and approvals are received; and a $50 million payment.

We are very excited about the benefits for our shareholders of this new partnership as it allows us to continue to hold our 30% interest in this world-class project while also improving the economics of the project for our company. While a third party has launched a legal challenge to the transaction, we are aware of no fact or circumstance that would support its claims.

FUTURE UPSIDE

The current reserves and resources for El Morro are entirely contained within the La Fortuna deposit. It is believed that the La Fortuna deposit has significant potential to grow, particularly at depth. In addition, the neighbouring El Morro deposit remains largely underexplored and has the potential, with sufficient drilling, to be of similar scale to the La Fortuna deposit.

AT A GLANCE

ESTIMATED AVERAGE ANNUAL PRODUCTION
(New Gold’s share)
Gold:	95,000 ounces
Copper:	105 million pounds

NEW GOLD INC. 2009 ANNUAL REPORT    17

SUSTAINABILITY: EMPLOYEE HEALTH AND SAFETY, THE ENVIRONMENT AND COMMUNITY DEVELOPMENT

SUSTAINABILITY

At New Gold, we integrate high, internationally-recognized standards of corporate responsibility into our planning and decision making at every stage of our activities. New Gold achieved excellent results in its corporate responsibility performance during 2009 and we are proud to have met or exceeded the highest standards, whether regulatory or internationally recognized measures, at each of our operations.

At the corporate level, we further demonstrated our commitment to corporate responsibility in 2009 by becoming a business partner of the United Nations Global Compact, which commits participants to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. We are also a member of a group of like-minded companies belonging to Canadian Business for Social Responsibility, a non-profit, member-led and globally recognized organization for corporate responsibility. We believe in documenting our sustainability performance in a transparent, easily measurable fashion. With that in mind, we are publishing our second annual Sustainability Report this year, which provides metrics to measure our progress in subsequent reports in the years ahead.

HEALTH AND SAFETY

At New Gold, we believe that the common denominator of excellent, highly productive mining operations is a “safety-committed” work culture. While our overall injury frequency rate declined from 2008, we nevertheless experienced an increase in lost-time injuries from six in 2008 to eight in 2009. Together, we will work to achieve our target of zero harm with a safety-committed culture that includes everyone, from head office to site employees, suppliers and contractors. Highlights for the year included three major safety awards at our operations:

•The Mesquite Mine in California won a respected American Red Cross “Real Heroes” Award giving, regional recognition to its safety training initiatives.

•Cerro San Pedro in Mexico received the “Casco de Plata” (Silver Hard Hat) safety award of the Mexican Chamber of Mines for the second consecutive year for the best safety performance in an open pit mine operation of its size.

•The New Afton mine rescue team participated in the BC Provincial mine rescue competition in June and won the prestigious “Best in Obstacle & Recovery” award for an underground team.

ENVIRONMENT

At New Gold, we apply sound environmental policies throughout the mining life cycle. We conduct our activities, from exploration and development, to operation, and finally to mine closure and rehabilitation, with an understanding of our impact on the environment and a commitment to minimizing it. From the earliest stage of project investigation, we carry out environmental studies to enable us to properly monitor and manage our environmental practices. We take into account the concerns of our stakeholders to ensure that our activities address these concerns and give them appropriate priority. We are increasingly cognizant of the need to maximize our energy efficiency and to reduce our carbon footprint. Similarly, we are committed to reducing our material consumption through efficient use, reuse and recycling practices.

•In 2009, Cerro San Pedro’s environmental management system was recertified by the International Organization for Standardization (ISO) as being ISO 14001:2004 compliant.

•Mesquite underwent a comprehensive audit of its energy consumption, which also included a qualitative calculation of its greenhouse gas (GHS) emissions. This audit has identified opportunities for innovative energy saving projects.

•In 2009, Peak adopted a Climate Change and Energy Policy that will guide its decision-making on the issues of greenhouse gas emissions and energy use. An Energy Savings Action Plan has been initiated across that site.

NEW GOLD INC. 2009 ANNUAL REPORT    19

SUSTAINABILITY (continued)

COMMUNITIES

New Gold believes a key measure of successful mining operations is the degree to which we create sustainable development in surrounding communities. First, sharing mutual benefits from mining is simply the right thing to do. Second, host communities and governments have a right to expect benefits from the development of natural resources in their region. And third, this approach is a prerequisite for the long-term success of any modern mining operation.

We demonstrate this commitment in several ways: meaningful two-way communication and engagement with local residents and organizations; forming partnerships with indigenous peoples; and through numerous community development initiatives.

• A good example is our New Afton project’s groundbreaking participation agreement with the local Skeetchestn and Tk’emlúps Bands. under the agreement, New Gold will provide support in education, preferential hiring and contracting opportunities for First Nations peoples, and ongoing “profit sharing” during active production of the New Afton mine.

• We have a constructive relationship with local communities around our jointly owned El morro project in Chile. In response to the priority local residents place on water, New Gold incorporated into its mine design the installation of a desalination plant to meet the requirements for potable and industrial water during the construction and operation of the project. The project design also incorporates thickened tailings technology, which would allow the project to maximize water recovery from the tailings for recycling in the process plant and reduce the final volume of the tailings deposit while contributing to its stability.

• Our Cerro San Pedro mine in mexico is playing a major role in community building through the Foundation for Preservation of the Village of Cerro de San Pedro AC, which responds to the most pressing needs of communities and provides financing for small and promising businesses. Initiatives are focused on creating a sustainable future for the community, built upon the elements of education, health, infrastructure improvement and promoting the local culture and traditions. The mine’s program provides free transportation for school children and helped open computer classrooms for the benefit of over 600 students. New Gold provides medical and dental services to ten neighbouring communities in cooperation with the school of dentistry at a local university. medical consultations have been used by more than two-thirds of the local population. Other initiatives include: paving of roads around Cerro de San Pedro and improvements to the water and sewage systems to promote its tourism potential.

• Peak Gold mines introduced the concept of Enterprise Facilitation to the town of Cobar, and as a result, was a finalist for the New South Wales minerals Council Community and Sustainability Awards. The operation now provides support to Cobar Enterprise Facilitation Inc., which seeks to create sustainable communities by assisting individuals with entrepreneurial aspirations to achieve their aims. In 2009, it helped to establish four new businesses and assisted two others.

As these 2009 highlights demonstrate, New Gold puts its safety and sustainability principles into practice at its operations. For more information, please view our 2009 corporate Sustainability report, entitled “Connected.” We believe that building a successful mining company is a joint enterprise that starts with our shareholders and extends to our other stakeholders, including host communities, governments, and non-governmental organizations.

We are connected in our common aspirations to promote the welfare of our employees, whether through injury-free workplaces, staff development programs, or fair employment and hiring practices. We are connected in our efforts to create sustainable development in the regions where we operate, so that economic prosperity lasts long after mining operations cease. And we are connected in our care for the environment to minimize the impact of mining activities today, and restore disturbed land for tomorrow’s citizens.

NEW AFTON, BRITISH COLUMBIA

EL MORRO, CHILE

ROUND HOUSE PROJECT, BRITISH COLUMBIA

NEW AFTON, BRITISH COLUMBIA

NEW GOLD INC. 2009 ANNUAL REPORT    21

RESERVES AND RESOURCES

At December 31, 2009, New Gold’s attributable Proven and Probable gold reserves increased to 8.2 million ounces from 7.4 million ounces, including gold reserves at the mesquite mine, at December 31, 2008. Total measured and Indicated gold resources, inclusive of reserves, increased to 13.5 million ounces from 12.1 million ounces over the same period.

Highlights of the reserves and resources update include:

•	Mesquite gold reserves increased by 19% to 3.1 million ounces from 2.6 million ounces

•	Cerro San Pedro gold reserves increased by 11% to 1.4 million ounces from 1.3 million ounces

•
Cerro San Pedro measured and Indicated resources, inclusive of reserves, increased by 33% to 2.3 million ounces from 1.7 million ounces, attributable to the addition of 0.9 million ounces of sulphide resources

•	Peak continued its long history of reserves replacement with December 31, 2009 gold reserves of 0.6 million ounces more than replacing the ounces mined during 2009

DETAILED RESERVES AND RESOURCES SUMMARY

MINERAL RESERVES AND RESOURCES SUMMARY AS OF DECEMBER 31, 2009
			Contained Metals
	Gold (Koz)	Silver (Koz)	Copper (Mlbs)	Zinc (Mlbs)	lead (Mlbs)

Reserves
Proven	3,463	31,200	930	-	-
Probable	4,716	25,012	1,844	-	-
Total P&P	8,179	56,212	2,774	-	-

Reserves
Measured	5,694	44,774	1,935	332	79
Indicated	7,841	39,823	1,746	660	123
Total M&I	13,536	84,597	3,680	992	203
Inferred	6,817	102,713	541	3,245	500

  See Notes to mineral reserves & resources statements for further detail on reserves and resources calculations.

MINERAL RESERVES STATEMENT AS OF DECEMBER 31, 2009

	Metal Grade				Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Mesquite
Proven	73,522	0.60	-	-	1,411	-	-
Probable	93,287	0.58	-	-	1,725	-	-
Mesquite P&P	166,809	0.58	-	-	3,137	-	-
Cerro San Pedro
Proven	42,709	0.61	22.41	-	838	30,772	-
Probable	35,452	0.50	18.79	-	570	21,417	-
CSP P&P	78,161	0.56	20.77	-	1,408	52,189	-
Peak
Proven	1,212	3.92	11.00	0.79	153	417	21
Probable	2,598	5.00	6.00	0.80	418	501	46
Peak P&P	3,810	4.66	7.59	0.80	570	918	67
New Afton
Proven	-	-	-	-	-	-	-
Probable	47,400	0.69	2.03	0.95	1,052	3,094	993
New Afton P&P	47,400	0.69	2.03	0.95	1,052	3,094	993
El Morro		100% basis			30% basis -
Proven	208,473	0.53	-	0.66	1,062	-	909
Probable	241,761	0.41	-	0.50	951	-	806
El Morro P&P	450,234	0.46	-	0.58	2,013	-	1,715

See Notes to mineral reserves & resources statements for further detail on reserves and resources calculations.

NEW GOLD INC. 2009 ANNUAL REPORT    23

RESERVES AND RESOURCES (continued)

MINERAL RESOURCE STATEMENT (INCLUSIVE OF RESERVES) AS OF DECEMBER 31, 2009
	Metal Grade						Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Zinc %	Lead %	Gold Koz	Silver Koz	Copper Mlbs	Zinc Mlbs	Lead Mlbs
Mesquite
Measured	111,576	0.52	-	-	-	-	1,860	-	-	-	-
Indicated	185,363	0.50	-	-	-	-	3,004	-	-	-	-
Mesquite M&I	296,939	0.51	-	-	-	-	4,865	-	-	-	-
Cerro San Pedro
Measured (oxide)	48,254	0.52	19.72	-	-	-	799	30,600	-	-	-
Indicated (oxide)	43,861	0.39	14.79	-	-	-	556	20,859	-	-	-
CSP M&I (oxide)	92,115	0.46	17.38	-	-	-	1,355	51,459	-	-	-
Measured (sulphide)	18,739	0.53	17.10	-	0.80	0.19	320	10,305	-	332	79
Indicated (sulphide)	42,307	0.42	11.79	-	0.71	0.13	576	16,036	-	660	123
CSP M&I (sulphide)	61,046	0.46	13.42	-	0.74	0.15	897	26,341	-	992	203
Peak
Measured	2,453	3.70	9.00	1.05	-	-	295	715	57	-	-
Indicated	3,614	4.80	7.00	0.88	-	-	554	775	70	-	-
Peak M&I	6,067	4.36	7.81	0.95	-	-	849	1,490	127	-	-
New Afton
Measured	35,100	0.91	2.80	1.26	-	-	1,027	3,160	975	-	-
Indicated	29,900	0.67	2.20	0.85	-	-	644	2,115	560	-	-
New Afton M&I	65,000	0.80	2.52	1.07	-	-	1,671	5,275	1,535	-	-
El Morro	100% basis						30% basis
Measured	211,164	0.54	-	0.65	-	-	1,108	-	903	-	-
Indicated	347,242	0.46	-	0.49	-	-	1,551	-	1,115	-	-
El Morro M&I	558,406	0.49	-	0.55	-	-	2,659	-	2,018	-	-
Amapari
Measured	8,949	1.00	-	-	-	-	288	-	-	-	-
Indicated	17,948	1.65	-	-	-	-	952	-	-	-	-
Amapari M&I	26,897	1.43	-	-	-	-	1,240	-	-	-	-

INFERRED RESOURCE STATEMENT AS OF DECEMBER 31, 2009
	Metal Grade						Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Zinc %	Lead %	Gold Koz	Silver Koz	Copper Mlbs	Zinc Mlbs	Lead Mlbs
Mesquite	22,084	0.49	-	-	-	-	357	-	-	-	-
Cerro San Pedro
Inside Mineral Resource Pit
Oxides	17,931	0.29	9.69	-	-	-	168	5,586	-	-	-
Sulphides	20,964	0.33	8.54	-	1.22	0.05	224	5,758	-	564	22
							392	11,614	-	564	22
Outside Mineral Resource Pit
Oxides	86,107	0.27	6.88	-	-	-	756	19,054	-	-	-
Sulphides	210,669	0.43	8.00	-	0.45	0.07	2,945	54,161	-	2,073	319
							3,701	73,215		2,073	319
Manto Sulphide	4,470	1.98	114.5	-	6.17	1.61	285	16,456	-	608	159
Peak	1,999	4.7	5.00	0.75	-	-	300	347	33	-	-
New Afton	25,200	0.54	1.70	0.66	-	-	438	1,377	367	-	-
	100% basis						30% basis
El Morro	62,335	0.18	-	0.34	-	-	110	-	141	-	-
Amapari	17,449	2.20	-	-	-	-	1,234	-	-	-	-

See Notes to mineral reserves & resources statements for further detail on reserves and resources calculations.

NOTES TO MINERAL RESERVES & RESOURCES STATEMENTS

Mineral reserves are contained within measured and indicated mineral resources. measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are not known with the same degree of certainty as measured and indicated resources, do not have demonstrated economic viability, and are exclusive of mineral reserves.

1.  MINERAL RESERVES

Mineral reserves for the company’s mining operations and development projects have been calculated based on the following metal prices and lower cut-off criteria:

MINERAL PROPERTY	GOLD	SILVER	COPPER	LOWER CUT-OFF
	$/oz	$/oz	$/lb
Mesquite	$800	-	-	0.09 g/t Au – Oxide resources
				0.41 g/t Au – Sulphide reserves
Cerro San Pedro	$800	$12.00	-	US$2.58/t NSR
Peak	$800	$12.00	$2.00	AU$118 – 152/t NSR
New Afton	$800	$12.00	$2.00	US$19/t NSR
El Morro	$500	-	$1.25	0.30% CuEq

Mineral reserves have been estimated and reported in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusImm JORC equivalent.

2. MINERAL RESOURCES

Mineral resources for the company’s mining operations and development projects have been calculated based on the following metal prices and lower cut-off criteria:

MINERAL PROPERTY	GOLD	SILVER	COPPER	ZINC	LEAD	LOWER CUT-OFF
	$/oz	$/oz	$/lb	$/lb	$/lb
Mesquite	$900	-	-	-	-	0.09 g/t Au – Oxide resources
						0.19 g/t Au – Sulphide resources
Cerro San Pedro	$900	$15.00	-	$1.00	$0.75	0.1 g/t Au – Oxide resources
						0.4 g/t AuEq – Sulphide resources
						2.5 G/T aUeQ – Manto Sulphide resources
Peak	$800	$12.00	$2.00	$0.80	$0.60	A$95/t NSR
New Afton	$900	$15.00	$2.00	-	-	0.4% CuEq – All resources
El Morro	$500	-	$1.25	-	-	0.3% CuEq – All resources
Amapari	$900	-	-	-	-	0.5 – 0.7 g/t Au – Open pit resources
						1.4 g/t Au – Underground resources

Mineral reserves have been estimated and reported in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusImm JORC equivalent.

NEW GOLD INC. 2009 ANNUAL REPORT    25

RESERVES AND RESOURCES (continued)

3.
Cerro San Pedro mineral resources include measured, indicated and a portion of inferred resources that are contained within a “Mineral Resource Pit” based on metal prices of $900/oz gold, $15.00/oz silver, $1.00/lb zinc and $0.75/lb lead at lower cut-offs of 0.1 g/t Au for oxide mineralization and 0.4 g/t AuEq for sulphide mineralization. Inferred resources also include potentially economic mineralization extending outside the limits of the “Mineral Resource Pit” which is delimited by lower cut-off grade shells of 0.1 g/t Au for oxide mineralization and 0.4 g/t AuEq for sulphide mineralization.

4.	El Morro mineral reserves and resources tonnes and grade are reported on a 100% basis; contained metals are reported on a 30% basis to reflect New Gold’s 30% ownership interest in the project.

El Morro mineral reserves and resources have been reported based on a lower grade cut-off of 0.3% copper-equivalent (“EqCu”) where EqCu(%) = Cu(%) + 0.592 x Au (g/t) and Cu(%) = % copper, Au(g/t) = grams per tonne gold, and 0.592 represents a constant based on metal prices of $1.25/lb copper and $500/oz gold and average metal recoveries for the deposit.

5.	Figures may not add due to rounding.

QUALIFIED PERSONS

The following table sets out the individuals who are the Qualified Persons as defined by Canadian National Instrument 43-101 in connection with New Gold’s Mineral Reserves and Mineral Resources Statements as of December 31, 2009.

MINERAL PROPERTY	QUALIFIED PERSON

Mesquite
Reserves	Mr. Wayne Valliant, P. Geo., and Principal Geologist for Scott Wilson Roscoe Postle Assoc.
Resources	Mr. Richard J. Lambert, P.E. and Principal Mining Consultant for Scott Wilson Roscoe Postle Assoc.

Cerro San Pedro
Reserves	Mr. Christopher Moreton, PhD. and P. Geo., and Senior Consulting Geologist for Scott Wilson Roscoe Postle Assoc.
Resources	Mr. Richard J. Lambert, P.E., and Principal Mining Consultant for Scott Wilson Roscoe Postle Assoc.

Peak
Reserves	Mr. Rex Berthelsen, FAusIMM , CPGeo and Principal Geologist for New Gold Inc.
Resources	Mr. Sean Pearce, Member AusIMM , and Manager of Mining for Peak Mine

New Afton
Reserves	Mr. Dennis Bergen, P. Eng. and Associate Principal Mining Engineer for Scott Wilson Roscoe Postle Assoc.
Resources	Mr. David Rennie, P. Eng. and Principal Geologist for Scott Wilson Roscoe Postle Assoc.

El Morro
Reserves	Mr. Richard J. Lambert, P.E. and Principal Mining Consultant for Scott Wilson Roscoe Postle Assoc
Resources	Mr. Barton G. Stone, P. Geo. and Chief Geologist for Pincock, Allen & Holt Inc.

Amapari
Resources	Mr. Rex Berthelsen, FAusIMM , CPGeo and Principal Geologist for New Gold Inc.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASUR ED, INDICATED AND INFERR ED RESOUR CES
Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this presentation are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this presentation concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

NEW GOLD INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2009
Table of Contents

FOURTH QUARTER AND FULL YEAR 2009 FINANCIAL AND OPERATIONAL HIGHLIGHTS	28

BACKGROUND	29

CORPORATE RESPONSIBILITY	29

CORPORATE DEVELOPMENTS	29

RESERVES AND RESOURCES UPDATE	32

ECONOMIC TRENDS	32

SELECTED ANNUAL FINANCIAL INFORMATION	33

OVERVIEW OF 2009 FINANCIAL RESULTS	34

OVERVIEW OF 2009 FOURTH QUARTER FINANCIAL RESULTS	34

OPERATIONS REVIEW	35

PROJECT DEVELOPMENT REVIEW	43

REVIEW OF FINANCIAL RESULTS	45

QUARTERLY INFORMATION	49

BALANCE SHEET REVIEW	49

NON-GAAP MEASURE – TOTAL CASH COST(1) PER GOLD OUNCE CALCULATION	55

LIQUIDITY AND CAPITAL RESOURCES	55

LIQUIDITY AND CAPITAL RESOURCES OUTLOOK	56

OUTLOOK	57

COMMITMENTS	59

CONTINGENCIES	59

OFF-BALANCE SHEET ARRANGEMENTS	60

RELATED PARTY TRANSACTIONS	60

RISK FACTORS	61

FINANCIAL RISK MANAGEMENT	63

CONTRACTUAL OBLIGATIONS	68

OUTSTANDING SHARES	68

ACCOUNTING POLICIES IMPLEMENTED EFFECTIVE JANUARY 1, 2009	69

CRITICAL ACCOUNTING POLICIES AND ESTIMATES	71

INTERNATIONAL FINANCIAL REPORTING STANDARDS	74

ENDNOTES	78

CAUTIONARY NOTES	79

NEW GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2009
(IN UNITED STATES DOLLARS, EXCEPT WHERE NOTED)

The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. (“New Gold” or the “Company”) and its subsidiaries and including its predecessor entities.  This MD&A should be read in conjunction with New Gold Inc.’s audited consolidated financial statements for the years ended December 31, 2009 and 2008 and related notes thereto which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward-looking statements. All figures are in United States dollars and tabular amounts are in thousands, unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 4, 2010.  Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

FOURTH QUARTER AND FULL YEAR 2009 FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪	Fourth quarter gold production of 111,672 ounces, up 41% from 78,950 ounces in the same period in 2008. Gold production in 2009 increased 29% to 301,773 ounces from 233,103 ounces in 2008.
▪	Fourth quarter gold sales of 106,475 ounces, up 36% from 78,194 ounces in the same period in 2008. Gold sales in 2009 increased 23% to 292,407 ounces from 237,590 ounces in 2008.
▪	Total cash cost(1) of $472 and $465 per ounce of gold sold in the fourth quarter and full year 2009, respectively. This represents a decrease of approximately 17% from the same prior year periods.
▪
Net loss from continuing operations during the fourth quarter of $2.3 million or $0.01 per share compared to net earnings of $39.4 million or $0.18 per share (basic and diluted) in the same period in 2008.  In 2009, net loss from continuing operations of $183.4 million or $0.60 per share compared to net earnings of $70.9 million or $0.48 per share (basic and diluted) in 2008.

▪
Fourth quarter earnings from mine operations of $39.7 million, up from a loss of $14.6 million in the same period in 2008.  Earnings from mine operations of $88.6 million in 2009, up from $21.4 million in 2008.

▪	Cash and cash equivalents held by continuing operations totaled $262.3 million at December 31, 2009, up 44% from $182.0 million at December 31, 2008.
▪
Subsequent to the end of the year, New Gold provided notice to Xstrata Copper Chile S.A. (“Xstrata”) of the exercise of the Company’s right of first refusal to acquire 70% of the El Morro copper-gold project in Chile through a loan from Goldcorp Inc. (“Goldcorp”).  New Gold then completed a transaction with Goldcorp which resulted in a Goldcorp subsidiary now holding the 70% interest in El Morro.  Through the subsequent transaction with Goldcorp, the Company received $50 million and the terms of the shareholder agreement were amended.  The transaction closed on February 16, 2010.

▪
 Subsequent to the end of the year, the sale of the Amapari Mine to Beadell Resources Ltd. (“Beadell”) for $63 million.  Proceeds to New Gold of $46 million in cash and $17 million in Beadell shares are contingent on the successful completion of an A$75 million equity offering by Beadell.  The transaction is expected to close in March 2010.

▪	Subsequent to the end of the year, the Company sold Cdn$83.1 million of asset backed notes for proceeds of Cdn$49.9 million.

BACKGROUND

New Gold Inc. is an intermediate gold producer with a portfolio of global assets in the United States, Mexico, Australia, Canada, Chile and Brazil. The Company’s operating assets consist of the Mesquite gold mine (“Mesquite Mine”) in the United States, the Cerro San Pedro gold-silver mine (“Cerro San Pedro Mine”) in Mexico, and the Peak gold-copper mine (“Peak Mine”) in Australia.  Significant development projects include the New Afton copper-gold project (“New Afton”) in Canada and a 30% interest in the El Morro copper-gold project (“El Morro”) in Chile.  New Gold has an objective of becoming a million ounce gold producer, with a lower than industry average total cash cost(1) per ounce, by 2012.  New Gold plans on achieving this vision through:

▪	Delivering on operational targets (safety, cost, production, environmental and social responsibility);
▪	Maintaining a strong financial position;
▪	Internal growth through project development and the continuous improvement of existing operations; and,
▪	External growth through additional value enhancing merger and acquisition opportunities.

New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential.

CORPORATE RESPONSIBILITY

The Company’s commitment to principled growth is entrenched in the concept of growing responsibly.  This underlies management’s belief that economic achievement, environmental performance and social contributions are indivisible components in the success of the Company.

New Gold works to ensure a workplace free from injury and has achieved a rate of lost-time injury that was significantly less than those recorded as international industry averages.  The Company also actively engages in meaningful dialogue with local community residents and organizations to identify economic, training, social and development priorities and contributes to the development of the communities surrounding its operations.

New Gold’s corporate responsibility objectives are to prevent pollution, minimize the impact the operations may cause to the environment and practice the progressive rehabilitation of areas impacted by its activities.  The Company has a history of operating in a socially responsible and sustainable manner, and of meeting international standards in the three countries where it currently operates mines.  The Company is a member of the Canadian Business for Social Responsibility and is a partner of the United Nations Global Compact.

The board of directors, management and employees of New Gold are committed to achieving the vision of becoming a low cost, million ounce gold producer by 2012 in a socially responsible and sustainable manner.

CORPORATE DEVELOPMENTS

A.	El MORRO TRANSACTION

On January 7, 2010, New Gold provided notice to Xstrata Copper Chile S.A. ("Xstrata"), a wholly-owned subsidiary of Xstrata Plc, of the exercise of its right of first refusal to acquire 70% of the El Morro copper-gold project in Chile for $463.0 million.  New Gold, as Xstrata’s then current 30% joint venture partner in El Morro, held a right of first refusal over Xstrata’s 70% interest which was triggered on October 12, 2009 when Barrick Gold Corporation ("Barrick") announced that it had entered into an agreement with Xstrata to acquire Xstrata’s interest.  On February 16, 2010, the Company completed the acquisition of Xstrata’s 70% interest in the El Morro property.  Goldcorp Inc. ("Goldcorp") loaned $463.0 million to New Gold to fund the exercise of the right of first refusal.  After acquisition of the 70% interest by a New Gold subsidiary, New Gold sold that subsidiary to Goldcorp.

Concurrent with the sale of the New Gold subsidiary to Goldcorp, the Company received $50.0 million payment to New Gold and the parties amended the terms of the existing El Morro Shareholders Agreement ("the Agreement").

As a result of these transactions, New Gold will continue its participation as a 30% partner in the El Morro project under the amended Agreement with the following benefits being realized by the Company:

	Original Agreement	Revised Agreement
Upfront payment	--	$50 million
Percentage of New Gold’s 30% share of development capital carried	70%	100%
Interest charged on carried funding	Xstrata cost of capital + 1% (approximately 10%)	U.S. 7-year Treasury Rate + 1.87% (most recently 5.0%)
Initiation of construction guarantee	--	Within 60 days of receipt of permits and approvals (subject to financial penalty of $1.5 million per month up to 24 months)

Goldcorp has agreed to fund 100% of the Company’s share of the development and construction capital for the project, which was estimated in the El Morro feasibility study at approximately $2.5 billion.  Under the former Xstrata carried funding arrangements, the Company would be required to fund approximately $225.0 million or 9% of the project capital prior to completion of the project, however under the new Goldcorp funding arrangement, New Gold will not need to fund any of the approximately $225.0 million of project capital prior to completion of development and construction.

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp and affiliated subsidiaries.  The claim relates to New Gold’s exercise of its right of first refusal on the El Morro copper-gold project.  New Gold believes the claim is completely without merit and intends to defend this action using all available legal avenues.

B.	SALE OF ASSET BACKED NOTES

During the fourth quarter of 2009, New Gold sold Cdn$56.3 million of face value asset backed notes (“AB Notes”) for cash proceeds of Cdn$31.2 million.  Three classes of notes were sold:

▪	Cdn$32.9 million of face value MAV 2 Class A-1 notes for Cdn$19.1 million
▪	Cdn$18.3 million of face value MAV 2 Class A-2 notes for Cdn$8.4 million
▪	Cdn$5.1 million of face value MAV 2 Class 15 notes for Cdn$3.7 million

New Gold was able to realize a weighted average price of Cdn$0.55 per dollar through the monetization of this portion of the company's notes.  Of New Gold's remaining Cdn$104.0 million in face value notes, Cdn$83.1 million, or 80%, are in the MAV 2 Class A-1 and A-2 category which are considered to be the most secure of the asset backed notes from a credit perspective.

The remaining unsold asset backed notes had a fair value estimate of $45.9 million (Cdn$50.7 million) as at December 31, 2009.

During January 2010, the Company further disposed of Cdn$83.1 million face value of MAV 2 Class A-1 and A-2 notes for proceeds of Cdn$49.9 million realizing a weighted average price of $0.60 per dollar.

C.	AMAPARI MINE SALE AGREEMENT

On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda. ("MPBA"), which holds the Amapari Mine and other related assets, to Beadell Resources Ltd. ("Beadell") for $63.0 million.  Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil.

Proceeds to New Gold will be $46.0 million in cash and $17.0 million in Beadell shares and are contingent on the successful completion of an A$75.0 million equity offering by Beadell, and related shareholder approvals.  The Macquarie Fixed Income, Currencies and Commodities Group of Macquarie Bank Limited and Macquarie Capital Group Limited have committed to subscribe for a total A$10.0 million of Beadell shares (A$5.0 million each) at the bookbuild price up to A$0.25 per share, subject to a number of conditions including successful completion of the offering and the acquisition.

As part of the planned equity offering, Beadell is required to obtain shareholder approval by simple majority of 50% plus one of those votes cast.  The shareholder vote will take place in early March.  Beadell management, who hold approximately 25% of the shares of the company, have committed to support the transaction both financially and through the shareholder vote where applicable.  The completion of the transaction will be dependent on the above noted shareholder approvals and other customary closing conditions.  The transaction is expected to close in March 2010.

D.	SUSPENSION OF MINING OPERATIONS AT THE CERRO SAN PEDRO MINE

In November 2009, New Gold was notified that it was to suspend mining operations at its Cerro San Pedro Mine in Mexico.  Following a ruling by the Federal Court of Fiscal and Administrative Justice nullified the mine's Environmental Impact Statement ("EIS") which was issued in 2006.  PROFEPA, the Mexican environmental enforcement agency, issued the order requiring the Cerro San Pedro Mine to suspend mining as a consequence of the nullification of the EIS.  The Company has filed appeals to both the court decision and the PROFEPA order related to the EIS.

New Gold's management believes the Cerro San Pedro Mine has been operating in full compliance with required permits and government authorizations.

In December 2009, New Gold was granted an injunction related to the suspension of operations at its Cerro San Pedro Mine.  The court ruling temporarily overturns the PROFEPA order to suspend mining operations at the Cerro San Pedro Mine.

Subsequent to December 31, 2009, the Company was scheduled to face a hearing in the Fourth District Court in San Luis Potosi, related to a challenge by opposition to the mine to the annual renewal of the explosives permit at Cerro San Pedro.  The Company is vigorously defending against this challenge and a hearing is scheduled for March 2010.  Until the hearing is held, no additional blasting will take place at Cerro San Pedro.

As the Cerro San Pedro Mine uses equipment leased from a large construction contractor, the Company should be able to increase access to mining equipment once current legal challenges are addressed.

E.	WESTERN GOLDFIELDS BUSINESS COMBINATION

During the second quarter of 2009, the Company completed a business combination with Western Goldfields Inc. (“Western Goldfields”).  The business combination was completed by way of a plan of arrangement that received final court approval on May 27, 2009.  Pursuant to the plan of arrangement, New Gold acquired all of the issued and outstanding common shares of Western Goldfields in consideration for the issuance by New Gold of one common share of New Gold and Cdn$0.0001 for each Western Goldfields common share outstanding.

The acquisition of Western Goldfields included the Mesquite Mine, located in the mining-friendly jurisdiction of California.  This asset delivered additional cash flows towards bringing the New Afton project into production and contributed to the Company’s overall objective of growth through sector consolidation.

RESERVES AND RESOURCES UPDATE

At December 31, 2009, New Gold's attributable proven and probable gold reserves increased to 8.2 million ounces from 7.4 million ounces, including gold reserves at the Mesquite Mine, at December 31, 2008.  Total Measured and Indicated gold resources, inclusive of reserves, increased to 13.5 million ounces from 12.1 million ounces over the same period.  Highlights of the reserve and resource update include:

▪	Mesquite Mine gold reserves increased by 19% to 3.1 million ounces from 2.6 million ounces;

▪	Cerro San Pedro Mine gold reserves increased by 11% to 1.4 million ounces from 1.3 million ounces;

▪
Cerro San Pedro measured and indicated resources, inclusive of reserves, increased by 33% to 2.3 million ounces from 1.7 million ounces, attributable to the addition of 0.9 million ounces of sulphide resources; and,

▪	Peak Mine continued its history of reserve replacement with December 31, 2009 gold reserves of 0.6 million ounces more than replacing the ounces mined during 2009.

For details of the Company’s reserves and resources, please refer to the news release New Gold Announces Record 2009 Production, Provides 2010 Annual Guidance and Updates Reserves and Resources, filed under www.sedar.com and dated January 25, 2010.

ECONOMIC TRENDS

Throughout 2009, gold has been trading at its highest historical level in nominal terms.  In 2009, gold averaged $972 per ounce and was unique among base and precious metals as having achieved nine consecutive years in which the annual average market price has been higher than that of the previous year.  The U.S. dollar has remained one of the key drivers of the gold price during the fourth quarter of 2009.  It is widely believed the U.S. dollar remains the main funding currency and as propensity for risk increases, investors in search of higher yields sell the U.S. dollar and buy riskier currencies or assets, leading to U.S. dollar weakness and a higher gold price.  Additionally, in the latter part of 2009, as market confidence has increased with respect to the economic outlook, positive economic figures have continued to raise concerns about the return of an inflationary economic environment.  This issue generates uncertainty over the strength of the economic recovery and has the potential to increase volatility which is believed to positively benefit gold prices.

The price of gold is the largest single factor affecting New Gold’s profitability and operating cash flows.  As such, the current and future financial performance of the Company will be closely correlated to the prevailing price of gold.  During 2009, New Gold had an average realized gold price(2) of $983 per ounce which was on par with an average gold price of $972 per ounce.

SELECTED ANNUAL FINANCIAL INFORMATION
(U.S. dollars in thousands, except ounces, per ounce and per pound amounts)

	Three months ended December 31		Year ended December 31
	2009	2008	2009	2008
Operating Data (1)
Tonnes of ore mined (000's)	7,429	3,042	21,936	6,958
Tonnes of waste mined (000's)	8,800	6,703	38,156	16,623
Ratio of waste to ore	1.18	2.20	1.74	2.39
Gold (ounces):
Produced	111,672	78,950	301,773	233,103
Sold	106,475	78,194	292,407	237,590
Silver (ounces):
Produced	312,848	290,520	1,496,958	572,575
Sold	298,107	289,781	1,475,317	595,211
Copper (000's of pounds):
Produced	3,905	2,474	15,613	8,249
Sold	4,831	2,634	13,901	7,754
Realized prices(2):
Gold ($/ounce)	$1,074	$792	$983	$863
Silver ($/ounce)	$17.36	$ 10.09	$14.48	$12.73
Copper ($/lb)	$2.94	$(1.69)	$2.54	$1.25
Total cash cost per gold ounce sold(3)(4)	$472	$567	$465	$566

Financial Data
Revenues	$131,765	$36,737	$323,780	$143,083
Earnings (loss) from mine operations	$39,682	$(14,602)	$88,621	$21,402
Net earnings (loss) from continuing operations	$(2,295)	$39,411	$(183,434)	$70,884
Earnings (loss) per share – basic and diluted:
From continuing operations	$(0.01)	$0.18	$(0.60)	$0.48
From discontinued operations	$(0.01)	$0.01	$(0.04)	$(1.17)
Total	$(0.02)	$0.19	$(0.64)	$(0.69)
Operating cash flows from continuing operations	$54,356	$17,326	$78,981	$23,073

(1)
Operating results for the Cerro San Pedro Mine and New Afton project are included as of July 1, 2008.  Results for the Mesquite Mine and Western Goldfields are included in periods subsequent to May 27, 2009.  The above table includes results for the Amapari Mine which is presented as a discontinued operation for financial reporting purposes.

(2)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(3)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.  See Endnote 1 at the end of this MD&A.  The calculation of total cash cost per ounce of gold sold for the Peak Mine is net of by-product copper sales revenue.  The calculation of total cash cost per ounce of gold for the Cerro San Pedro Mine is net of by-product silver sales revenue.

(4)
Total cash cost per gold ounce sold figures for previous periods have been amended as a result of reclassification of costs between operating costs and depreciation and depletion for the Cerro San Pedro Mine.

OVERVIEW OF 2009 FINANCIAL RESULTS

For year ended December 31, 2009, net loss from continuing operations was $183.4 million, compared to net earnings from continuing operations of $70.9 million from the prior year.  The decrease in net earnings from continuing operations was primarily driven by a goodwill impairment charge on the Western Goldfields acquisition of $192.1 million and losses on foreign exchange of $52.7 million.  These decreases were partially offset by increased revenues from higher gold sales, the contribution of the Mesquite Mine’s gold production, and a gain of $14.2 million on the buyback of long-term debt.  During 2009, the Company designated the Amapari Mine as a discontinued operation and therefore has presented all financial information for this mine separately from continuing operations.  The loss recognized on the Amapari Mine, net of taxes, was $10.9 million in 2009 and $173.6 million in 2008.

Cash flows were positively influenced by the increase of gold ounces sold from 237,590 ounces during 2008 to 292,407 ounces in 2009.  The average realized gold price(2) also increased by 14% from $863 per ounce in 2008 to $983 per ounce in 2009.  Additionally, the Company successfully closed a bought deal equity public offering for gross receipts of $107.2 million on September 11, 2009.

OVERVIEW OF 2009 FOURTH QUARTER FINANCIAL RESULTS

In the fourth quarter of 2009, net loss from continuing operations was $2.3 million, which decreased from a net income of $39.4 million in the prior year.  Higher realized gold prices, higher realized copper prices, increased production and lower corporate administration costs were offset by higher operating costs of $67.4 million and losses from foreign exchange of $11.2 million compared to operating costs of $44.2 million and a gain of $54.0 million from foreign exchange during the fourth quarter of 2008.

The Company sold 106,475 ounces of gold during the fourth quarter of 2009, compared to 77,645 ounces in the third quarter.  In addition to incremental ounces sold, the increase in average realized price(2) of gold sold from $959 to $1,074 per ounce quarter-over-quarter resulted in a 49% increase in revenues to $131.8 million.  Fourth quarter corporate administration costs was higher at $9.4 million, compared to $5.5 million in the third quarter, as a result of employee bonus accruals and professional services related to addressing the mining disruption at our Cerro San Pedro Mine.  Business transaction costs of $6.6 million related to the Western Goldfields acquisition was fully accounted for by June 30, 2009.  Related to the Western Goldfields acquisition were goodwill impairment charges totalling $192.1 million.  The continuing improvement in credit markets resulted in gains on the investment in AB Notes but was negated by loss on dispositions of the AB Notes for a net loss on investments of $14.6 million in the fourth quarter of 2009.  Additionally, the continued strengthening in exchange rates of foreign currencies in relation to the U.S. dollar has resulted in losses on foreign exchange of $11.2 million in the fourth quarter of 2009.

OPERATIONS REVIEW
(tabular data in thousands of U.S. dollars unless otherwise stated)

A.	MESQUITE MINE, CALIFORNIA

The Company’s Mesquite Mine is located in Imperial County, California, approximately 70 kilometres northwest of Yuma, Arizona and 230 kilometres east of San Diego, California.  The Mesquite Mining District lies beneath alluvial pediment deposits at the base of the Chocolate Mountains.  The mine was operated between 1985 – 2001 by Goldfields Mining Corporation, subsequently Santa Fe Minerals Corporation, and finally Newmont Mining Corporation with Western Goldfields Inc. acquiring the mine in 2003.  New Gold acquired the Mesquite Mine as part of the acquisition of Western Goldfields Inc. on May 27, 2009.  The mine resumed production in 2008.  Over the last 23 years, the Mesquite Mine has been subject to significant exploration with over 6,000 reverse circulation drill holes having been completed during its life.  Recent exploration has been focused on the areas surrounding the three existing pits: Rainbow, Big Chief and Vista.

	Three months ended December 31, 2009	Period May 27 to December 31, 2009

Operating Data
Tonnes of ore mined (000's)	4,409	9,228
Tonnes of waste mined (000's)	5,701	21,279
Ratio of waste to ore	1.29	2.31
Tonnes of ore processed (000's)	4,409	9,228
Average gold grade (grams/tonne)	0.63	0.54
Gold (ounces):
Produced(2)	61,245	99,298
Sold	55,861	95,056
Realized prices(3):
Gold ($/ounce)(4)	$1,041	$994
Total cash cost per gold ounce sold(5)	$551	$602

Financial Data
Revenues	$58,158	$94,506
Earnings from mine operations	$18,332	$18,748

(1)	The above table only presents the Mesquite Mine’s operations since the period of ownership by New Gold on May 27, 2009.
(2)	Tonnes of ore processed each quarter does not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(3)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(4)	Includes realized gains and losses from gold hedge settlements.
(5)	Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 1 at the end of this MD&A.

The Mesquite Mine’s operations are included in New Gold’s operating results for the period subsequent to May 27, 2009 only.  Prior quarter information, presented below, is for information purposes only.  Results from prior ownership have been added to periods of New Gold’s ownership for comparative purposes only.

	Three months ended December 31		Year ended December 31
	2009	2008	2009	2008
Operating Data
Tonnes of ore mined (000's)	4,409	3,259	13,084	8,944
Tonnes of waste mined (000's)	5,701	10,390	40,857	45,605
Ratio of waste to ore	1.29	4.49	3.12	5.10
Tonnes of ore processed (000's)	4,409	2,429	13,084	8,114
Average gold grade (grams/tonne)	0.63	0.47	0.51	0.70
Gold (ounces):
Produced(1)	61,245	28,378	150,002	108,325
Sold	55,861	30,625	143,509	110,880
Realized prices(2):
Gold ($/ounce)(3)	$1,041	$799	$955	$861
Total cash cost per gold ounce sold(4)	$551	$519	$596	$508

Financial Data
Revenues	$58,158	$24,472	$136,004	$95,427
Earnings from mine operations	$18,332	$6,326	$29,948	$30,000

(1)	Tonnes of ore processed each quarter does not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(2)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(3)	Includes realized gains and losses from gold hedge settlements.
(4)	Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 1 at the end of this MD&A.

FOURTH QUARTER OF 2009 COMPARED TO FOURTH QUARTER OF 2008

Gold production for the quarter ended December 31, 2009 was 61,245 ounces compared to 28,378 ounces produced in the same period in 2008.  Gold production was higher in the fourth quarter of 2009 compared to fourth quarter of 2008 due to greater ore tonnes placed and higher ore grades.  Total tonnes placed on the leach pad in the fourth quarter of 2009 were 4.4 million tonnes compared to 2.4 million tonnes in the same prior year period.  Period over period, the average head grade increased to 0.63 g/t from 0.47 g/t.

Revenue for the quarter ended December 31, 2009 was $58.2 million compared to $24.5 million in the same period last year due largely to an increase in ounces sold to 55,861 ounces in 2009 from 30,625 ounces in 2008.  The average realized gold price(2) during the fourth quarter of $1,041 per ounce, including hedged gold ounce settlements at $801 per ounce, was lower than the average London Metals Exchange PM gold fix price of $1,100 per ounce.  In the fourth quarter of 2008, the Mesquite Mine recognized an average realized gold price(2) of $799 per ounce of gold sold.

Total cash cost(1) per ounce of gold sold for the quarter ended December 2009 was $551 per ounce compared to $519 per ounce in the same prior year period.  The increase in cash cost was driven primarily by increased costs associated with equipment maintenance repair, increased cyanide consumption and high wall remediation in the Rainbow pit by a contract miner. In addition, gold ounces were sold from inventory that had been accounted for at higher costs.

Capital expenditures totaled $0.3 million and $2.6 million for the three month periods ended December 31, 2009 and 2008, respectively.  The decrease was the result of the completion of the Mesquite Mine’s expansion program by the end of 2008.

YEAR ENDED 2009 COMPARED TO YEAR ENDED 2008
(Full Year – Not Period of Ownership)

Gold production for the year ended December 31, 2009 was 150,002 ounces compared to 108,325 ounces produced in 2008, due to more tonnes placed on the leach pads and secondary leaching offset by lower head grades.  Ore placed on the leach pad increased to 4.4 million from 2.4 million tonnes in 2008, representing an increase of 83%.

Revenue for the year ended December 31, 2009 was $136.0 million compared to $95.4 million in the same prior year period.  The increase in revenue was a result of an increase in ounces sold to 143,509 from 110,880.  Additionally, the average realized gold price(2) of $955 per ounce was higher in 2009 compared to $861 per ounce in 2008.  The average realized gold price(2) during the year ended December 31, 2009 of $955 per ounce was lower than the average London Metals Exchange PM gold fix price of $972 per ounce, due principally to the Company delivering 66,000 ounces into its gold hedge program at a price of $801 per ounce.

Total cash cost(1) per ounce of gold sold for the year ended December 31, 2009 was $596 compared to $508 in the same period last year.  During 2009, the Mesquite Mine incurred additional costs due to lower truck availability.  As a result, maintenance and repair costs increased during this period, and a contract miner was utilized to assist with waste stripping in the Rainbow mining area.  Increased expenditures were also incurred for increased usage of cyanide and lime to optimize recovery.

Capital expenditures totaled $1.3 million and $20.3 million for the years ended December 31, 2009 and 2008, respectively.  The decrease was the result of the completion of the Mesquite Mine’s expansion program by the end of 2008.

2010 GUIDANCE

The Mesquite mine is forecast to produce 145,000 to 155,000 ounces of gold in 2010 at total cash cost(1) of $540 to $560 per ounce sold.  While gold production is anticipated to remain consistent with the levels achieved in 2009, total cash cost(1) is expected to decline as certain one-time costs incurred in 2009, including tire replacement, contract mining and high repairs and maintenance, are not expected to re-occur.

B.	CERRO SAN PEDRO, MEXICO

The Cerro San Pedro Mine is located in the state of San Luis Potosí in central Mexico, approximately 20 kilometres east of the city of San Luis Potosí.  The project property consists of 52 mining and exploration concessions totalling 78 square kilometres in the historic Cerro San Pedro mining district.  The mine was acquired pursuant to the Metallica Resources Inc. acquisition on June 30, 2008.  The current focus of exploration is on the southern half of a two-plus kilometre San Pedro trend of gold-silver-zinc-lead mineralization that extends south from beneath the Company’s current open pit mine operation.

The Cerro San Pedro Mine was awarded the highest safety award granted from the Mexican Chamber of Mines (“CAMIMEX”).  It also achieved ISO 14001 certification of its environmental management system.  New Gold’s Cerro San Pedro Mine has a record of compliance with Mexican and international environmental standards.

The Cerro San Pedro Mine’s operations are included in New Gold’s operating results for the period subsequent to July 1, 2008 only.

			Year ended	Period July 1
	Three months ended December 31		December 31	to December 31
	2009	2008	2009	2008
Operating Data
Tonnes of ore mined (000's)	2,818	2,129	11,899	4,188
Tonnes of waste mined (000's)	3,099	4,255	16,768	8,087
Ratio of waste to ore	1.10	2.00	1.41	1.93
Tonnes of ore processed (000's)	2,818	2,129	11,899	4,188
Average gold grade (grams/tonne)	0.44	0.57	0.45	0.58
Average silver grade (grams/tonne)	28.10	33.50	30.68	28.94
Gold (ounces):
Produced(2)	25,781	21,231	95,502	45,618
Sold	24,455	21,180	93,312	47,250
Silver (ounces):
Produced(3)	312,848	290,520	1,496,958	572,575
Sold	298,107	289,781	1,475,317	595,211
Realized prices(4):
Gold ($/ounce)	$1,079	$799	$978	$840
Silver ($/ounce)	$17.36	$10.09	$14.48	$12.73
Total cash cost per gold ounce sold(5)	$436	$487	$407	$421

Financial Data
Revenues	$31,563	$19,846	$112,642	$47,285
Earnings (loss) from mine operations	$10,117	$(18,169)	$28,125	$(12,551)

(1)	The above table only presents the Cerro San Pedro Mine operations since the period of ownership on July 1, 2008.
(2)	Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(3)
The calculation of total cash cost per ounce of gold is net of by-product silver revenue.  If the silver revenues were treated as a co-product, average total cash cost at Cerro San Pedro for the three months ended December 31, 2009, would be $541 per ounce of gold (2008 - $533) and $8.71 per ounce of silver (2008 - $6.73), and for the year ended December 31, 2009, $515 per ounce of gold (2008 -$488) and $7.63 per ounce of silver (2008 - $7.40).

(4)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(5)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.   See Endnote 1 at the end of this MD&A.  Total cash cost per gold ounce sold figures for previous periods have been restated as a result of reclassification of costs between operating costs and depreciation and depletion.

Prior quarter information, presented below, is for information purposes only.  Results from prior ownership have been added to periods of New Gold’s ownership for comparative purposes only.

	Three months ended December 31		Year ended December 31
	2009	2008	2009	2008
Operating Data
Tonnes of ore mined (000's)	2,818	2,129	11,899	8,917
Tonnes of waste mined (000's)	3,099	4,255	16,768	14,057
Ratio of waste to ore	1.10	2.00	1.41	1.58
Tonnes of ore processed (000's)	2,818	2,129	11,899	8,917
Average gold grade (grams/tonne)	0.44	0.57	0.45	0.60
Average silver grade (grams/tonne)	28.10	33.50	30.68	24.10
Gold (ounces):
Produced(1)	25,781	21,231	95,502	84,561
Sold	24,455	21,180	93,312	85,362
Silver (ounces):
Produced(2)	312,848	290,520	1,496,958	1,084,947
Sold	298,107	289,781	1,475,317	1,099,912
Realized prices(3):
Gold ($/ounce)	$1,079	$799	$978	$872
Silver ($/ounce)	$17.36	$10.09	$14.48	$14.84
Total cash cost per gold ounce sold(4)	$436	$487	$407	$399

Financial Data
Revenues	$31,563	$19,846	$112,642	$90,812
Earnings (loss) from mine operations	$10,117	$(18,169)	$28,125	$5,469

(1)	Tonnes of ore processed each quarter do not necessarily correspond to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
(2)
The calculation of total cash cost per ounce of gold is net of by-product silver revenue.  If the silver revenues were treated as a co-product, average total cash cost at Cerro San Pedro for the three months ended December 31, 2009, would be $541 per ounce of gold (2008 - $533) and $8.71 per ounce of silver (2008 - $6.73), and for the year ended December 31, 2009, $515 per ounce of gold (2008 -$484) and $7.63 per ounce of silver (2008 - $8.24).

(3)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(4)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.  See Endnote 1 at the end of this MD&A.  Total cash cost per gold ounce sold figures for previous periods have been restated as a result of reclassification of costs between operating costs and depreciation and depletion.

FOURTH QUARTER OF 2009 COMPARED TO FOURTH QUARTER OF 2008

Gold production for the fourth quarter of 2009 increased by 21% to 25,781 ounces, compared to 21,231 ounces produced in the same prior year period.  The increase in production over the fourth quarter of 2008 was due to an increase in the ore tonnes mined, which offset a decrease in gold grades.  Silver production increased during the quarter to 312,848 ounces from 290,520 ounces in the same prior year period.  This increase in silver production can be attributed to the increase in the ore tons placed on the leach pads during the fourth quarter of 2009.

Total cash cost(1) per ounce of gold sold in the fourth quarter of 2009 was $436 per ounce compared to $487 per ounce in the same prior year period, representing a decrease of 10%.  This was due to a number of factors, including higher silver prices, a lower strip ratio, and lower operating costs due to the temporary suspension of mining activities.  These factors, in conjunction with the increase in silver ounces sold, resulted in lower fourth quarter total cash costs(1).

Revenue for the fourth quarter of 2009 was $31.6 million, which was a 59% or $11.7 million increase over the same prior year period.  The main driver for this increase was increased average realized prices.  The average realized gold price(2) per ounce during the fourth quarter 2009 and 2008 was $1,079 and $799, respectively, which corresponds well to the average London Metals Exchange PM gold fix price of $1,100 and $795 per ounce, respectively.  The average realized silver price(2) per ounce during the fourth quarter 2009 and 2008 was $17.36 and $10.09, respectively, which also correlates to the average London Metals Exchange silver fix price of $17.57 and $10.21 per ounce, respectively.  In addition, silver ounces sold increased by 8,326 ounces while gold ounces sold increased from 21,180 in the fourth quarter of 2008 to 24,455 ounces in the fourth quarter of 2009.

On November 18, 2009, PROFEPA, the Mexican environmental enforcement agency, issued an order requiring the Cerro San Pedro Mine to suspend mining as a consequence of the nullification of the mine’s EIS.  Since the suspension of mining activities, the mine was still able to continue gold recovery operations of existing inventory on the leach pads.   Mining operations resumed in December after the Company was granted an injunction which temporarily overturns the PROFEPA order to suspend mining operations.  The Cerro San Pedro Mine produced 25,781 ounces of gold in the fourth quarter of 2009.

Subsequent to December 31, 2009, the Company was scheduled to face a hearing in the Fourth District Court in San Luis Potosi, related to a challenge by opposition to the mine to the annual renewal of the explosives permit at Cerro San Pedro.  The Company is vigorously defending against this challenge and a hearing is scheduled for March 2010.  Until the hearing is held, no additional blasting will take place at Cerro San Pedro.

Capital expenditures totalled $1.5 million and $2.0 million for the three month periods ended December 31, 2009 and 2008, respectively.  2009 expenditures were primarily on the construction of leach cells 6 and 7, whereas 2008 expenditures were primarily on process improvements and the site’s communication infrastructure.

YEAR ENDED 2009 COMPARED TO YEAR ENDED 2008
(Full Year – Not Period of Ownership)

Gold production for the year ended December 31, 2009 increased by 13% to 95,502 ounces compared to 84,561 ounces produced in 2008.  The increase in production for 2009 compared to 2008 was due to an increase in tonnes placed on the leach pad.  Silver production for the year ended December 31, 2009 increased by 36% to 1.5 million ounces compared to 1.1 million ounces produced in 2008.  This increase in silver production can be attributed to the higher silver grades mined during 2009, higher tonnes placed on the leach pad, and secondary leaching.

Total cash cost(1) for 2009 was $407 per ounce of gold compared to $399 per ounce for 2008.  The increase in cash costs was a result of higher operating costs primarily from increased tonnes mined.  This was partially offset by higher ounces of gold and silver, better silver prices and a weakening of the Mexican peso

Revenue in 2009 was $112.6 million, representing a 24% increase compared to $90.8 million in 2008.  The average realized gold price(2) during 2009 and 2008 were $978 and $872 per ounce, respectively, which correlates well to the average London Metals Exchange PM gold fix price of $972 and $872 per ounce, respectively.  The average realized silver price(2) during 2009 and 2008 were $14.48 and $14.84 per ounce, respectively, which compares to the average London Metals Exchange silver fix price of $14.68 and $14.99 per ounce, respectively.  In addition, silver sales volume increased by 375,405 ounces, while gold ounces sold increased from 85,362 in 2008 to 93,312 ounces in 2009.

Capital expenditures for the year ended December 31, 2009 totalled $4.9 million, compared with $13.2 million in 2008.  The decrease was due mainly to construction completion of leaching cells 6 and 7 during early 2009.  Additionally, capital expenditures in 2008 included improvements to the production process and communications infrastructure.

IMPACT OF FOREIGN EXCHANGE ON OPERATIONS

The Cerro San Pedro Mine was not significantly impacted by the fluctuations in the value of the Mexican peso against the U.S. dollar during the fourth quarter of 2009.  The value of the Mexican peso decreased by 1% from an average of 13.26 to the U.S. dollar in the third quarter of 2009 to 13.16 to the U.S. dollar in the fourth quarter.  In comparison to the fourth quarter of 2008, the value of the Mexican peso in the fourth quarter of 2009 averaged 13.16 compared to 13.04, an increase of 1%.  On an annual basis, the average exchange rate for the Mexican peso increased by 21% from an average of 11.15 to 13.53 to the U.S. dollar in 2008 and 2009, respectively.  This reduced total cash costs(1) but was offset by other factors described above.

2010 GUIDANCE

Cerro San Pedro is forecast to produce 95,000 to 105,000 ounces of gold and 1.4 to 1.6 million ounces of silver in 2010.  Total cash cost(1) is forecast to be $390 to $410 per ounce sold, net of by-product sales.

C.	PEAK MINE, AUSTRALIA

The Company’s Peak Mine is a gold and copper mining operation located in the Cobar Mineral Field near Cobar, New South Wales, Australia.  The Peak Mine consists of mining and exploration licenses totaling 845 square kilometres of prospective ground covering the mining operation and mineralized extensions.  The operation commenced production in 1992 and has consistently replaced annual reserve depletion over the last 18 years.  With continued infill drilling to convert resources to reserves, it is expected that the mine life will be extended beyond eight years.

	Three months ended December 31		Year ended December 31
	2009	2008	2009	2008
Operating Data
Tonnes of ore processed (000's)	202	207	794	769
Average gold grade (grams/tonne)	4.24	4.60	4.05	4.67
Average copper grade (%)	0.99%	0.64%	1.00%	0.62%
Gold (ounces):
Produced	24,646	27,618	93,247	100,493
Sold	26,159	28,815	87,812	102,928
Copper (thousands of pounds):
Produced	3,905	2,474	15,613	8,249
Sold	4,831	2,634	13,901	7,754
Realized prices(1):
Gold ($/ounce)	$1,139	$788	$994	$877
Copper ($/lb)	$2.94	$(1.69)	$2.54	$1.25
Total cash cost per gold ounce sold(2)	$339	$624	$334	$477

Financial Data
Revenues	$42,044	$16,891	$116,632	$95,798
Earnings from mine operations	$10,816	$2,489	$41,811	$28,595

(1)	Realized price is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP. See Endnote 2 at the end of this MD&A.
(2)
Total cash cost is a non-GAAP financial performance measure with no standard meaning under Canadian GAAP.  See Endnote 1 at the end of this MD&A.  The calculation of total cash cost per ounce of gold is net of by-product copper revenue.  If the copper revenue was treated as a co-product, average total cash cost at Peak Mine for the three month period ended December 31, 2009 would be $540 per ounce of gold (2008 - $414) and $1.65 per pound of copper (2008 - $0.69), and $524 per ounce of gold (2008 - $516) and for the year ended December 31, 2009, $1.34 per pound of copper (2008 - $0.74).

FOURTH QUARTER 2009 COMPARED TO FOURTH QUARTER 2008

Peak Gold Mine produced 24,646 ounces of gold and 3.9 million pounds of copper during the fourth quarter of 2009, representing an 11% decrease in gold production and a 58% increase in copper production, compared to the same prior year period.  Mill throughput was 2% below the operational record set in the fourth quarter of 2008.  Mill feed grade was 8% lower in gold grade and 55% higher in copper grade.

Revenue for the fourth quarter of 2009 was higher than in the same quarter of 2008 mainly due to higher realized gold prices(2) of $1,139 per ounce compared to $788 per ounce in the same prior year period and the effect of a large copper price decrease on unpriced concentrate in the fourth quarter of 2008.  Copper realized prices(2)increased from $(1.69) per pound in the fourth quarter of 2008 to $2.94 per pound in the fourth quarter of 2009.  The negative price per pound in the fourth quarter of 2008 reflects the price adjustment on unpriced concentrate.

Total cash cost(1) per ounce of gold sold in the fourth quarter of 2009 was $339 per ounce compared to $624 per ounce in the corresponding period of 2008.  The decrease was primarily due to higher copper revenues which was slightly offset by a strengthening of the Australian dollar.  In the fourth quarter of 2008, cash costs were higher due to an average realized price of copper of $(1.69) as a result of falling copper prices impacting the carrying value of unsold concentrate.

YEAR ENDED 2009 COMPARED TO YEAR ENDED 2008

Gold production was 93,247 ounces for the year ended 2009, which was 7% lower than the 100,493 ounces produced in the year ended 2008.  The decrease in production was due to gold grades decreasing from 4.67 g/t in 2008 to 4.05 g/t in 2009 due to mining shifting to zones of higher copper content.  This was partially offset by higher recovery rates increasing from 87% in 2008 to 90% in 2009.  Gold ounces sold for 2009 were lower by 15% due to lower production and the impact of higher inventories in 2009 in comparison to the same period in 2008.

For the year ended December 31, 2009, copper production was 15.6 million pounds compared to 8.2 million pounds in 2008.  The significant increase in copper production year-over-year was attributed to the introduction of the higher copper grade Chesney ore body.

Total cash cost(1) per ounce of gold sold, net of by-product sales, for the year ended December 31, 2009 was $334 compared to $477 in the same period last year.  The decrease in cash cost was primarily due to higher copper revenues, and a favourable Australian dollar exchange rate.

IMPACT OF FOREIGN EXCHANGE ON OPERATIONS

Peak Gold Mine’s operations continue to be impacted by fluctuations in the value of the Australian dollar against the U.S. dollar.  The value of the Australian dollar strengthened by 8% from an average of $1.20 to the U.S. dollar in the third quarter of 2009 to $1.10 to the U.S. dollar in the fourth quarter.  This represents a negative impact on cash costs of $2.0 million, or $77 per gold ounce sold.  The value of the Australian dollar in the fourth quarter of 2008 averaged $1.49 compared to $1.10 in 2009, a strengthening of 26%, resulting in a negative impact on cash costs of $4.3 million or $152 per gold ounce sold.  On an annual basis, the average exchange rate for the Australian dollar weakened by 7%, from an average of $1.20 to $1.28 to the U.S. dollar in 2008 and 2009, respectively.  The change in exchange rates year-to-date resulted in a positive impact on operating cost of $2.9 million, or $33 per gold ounce sold.

2010 GUIDANCE

Peak Mines is forecast to produce 90,000 to 100,000 ounces of gold and 15 to 17 million pounds of copper in 2010.  Total cash cost(1) is forecast to be $360 to $380 per ounce sold, net of by-product sales.  Total cash cost1 is expected to experience an increase from 2009 levels primarily as a result of the assumed stronger Australian dollar foreign exchange rate; in Australian dollar terms operating costs are expected to remain relatively constant.

PROJECT DEVELOPMENT REVIEW

A.	AMAPARI MINE – AMAPÁ, BRAZIL

The Company’s 100% owned Amapari gold mine is located in the state of Amapá, Brazil, approximately 130 kilometres northwest of the city of Macapá, the state capital.  The Amapari property consists of a mining lease and multiple exploration concessions covering approximately 2,450 square kilometres of prospective ground centering on the Company’s Amapari gold mining operation.  No exploration was conducted at the Amapari operation during the fourth quarter.  The Company is in the process of selling its Brazilian subsidiary Mineração Pedra Branca do Amapari (MPBA) and the Amapari Mine assets.

B.	CERRO SAN PEDRO MINE, SAN LUIS POTOSÍ, MEXICO

During the fourth quarter of 2009, the second phase of the Cerro San Pedro Sulphide (“CSP Sulphide”) drilling program concluded with the completion of an additional 17-holes totaling approximately 9,587 metres.  Combined with the first phase of drilling which began in the fourth quarter of 2008, 29-holes totaling 16,829 metres have been completed under the CSP Sulphide program.  The objective of the program is to test the resource potential of a zone of sulphide mineralization extending from immediately beneath the current open pit mining operation to an area of historic underground mining located approximately 500 metres to the southwest.  The results of the 2009 program have been integrated into an updated geologic model and mineral resource estimate for the Cerro San Pedro Mine.

C.	PEAK GOLD MINE, NEW SOUTH WALES, AUSTRALIA

During the fourth quarter of 2009, the Company’s ongoing mineral resource development program at the Peak Mine’s operation resulted in the completion of 3,085 metres of exploration and delineation diamond drilling to replace mine depletion.  This total includes 1,767 metres of underground drilling to delineate and explore for additional reserves in the Perseverance D deposit, and 1,318 metres of exploration drilling on a target along strike from the New Cobar mine, both of which returned positive results that will be followed-up during 2010.  The Company’s regional exploration initiative at Peak Gold Mine likewise continues with surface and down-hole geophysical surveys and geochemical sampling of targets identified previously by a regional scale 3-dimensional exploration model of the Cobar Mineral Field.  The best of these targets will be tested by drilling in 2010.

D.	NEW AFTON PROJECT, BRITISH COLUMBIA, CANADA

The Company’s New Afton copper-gold development project is located in Kamloops, British Columbia, Canada.  The project is a large underground copper-gold deposit, which will produce an annual estimated average of 85,000 ounces of gold and 75 million pounds of copper over a 12-year mine life.  In October, 2007, New Gold Inc. acquired from Teck Cominco Ltd., surface rights comprising approximately 4,300 acres of land surrounding the project.  The property was then acquired as part of the business combination of New Gold Inc., Metallica Resources Inc. and Peak Gold Ltd., on June 30, 2008.  In 2009, an underground development milestone was achieved with the breakthrough of the conveyor decline, which created a secondary access to the mine and facilitates improved equipment access.  The New Afton project schedule involves continued underground development through to 2012, with undercutting of the ore body and surface construction resuming in 2011.

Project spending for 2009 was $70.2 million including cash paid interest of $19.5 million compared to $72.8 million for 2008.  For 2009, the project remained on the construction schedule put in place in late 2008.

Project spending for the fourth quarter of 2009 was $24.7 million, including cash paid interest of $10.2 million.

During the quarter, New Afton converted its operations to four shifts working 22 hours per day, seven days per week from two shifts working 10 hours per day, four days per week, and this necessitated hiring an additional 52 employees.

Underground development advanced a total of 634 metres during the fourth quarter of 2009 compared to an advance of 453 metres during the third quarter of 2009.  Shotcrete support work during the period included the spraying of 1,160 cubic metres in the development headings.

In the fourth quarter, the pit dewatering system was drained and winterized.  The pumping of water from the Afton Pit to the Pothook Pit water storage facility is scheduled to recommence in spring 2010.  State of the art finite element modelling of the mine was undertaken to identify likely ground movement and subsidence.  The modeling identified a requirement for additional data in some areas and subsequently a surface and underground geotechnical drilling program has commenced to address the data shortfall. Tender documents have been developed and issued for bids for the raise-boring work for the ventilation shafts, scheduled for 2010.

Major construction activities on the surface remained idle in the fourth quarter.  Surface projects undertaken in the fourth quarter included: installation of temporary buried services (air, power, and water) to extend service to the upper maintenance shop; installation of a tire shop; construction of a lake water-line to supply the upper portal sumps; and, installation of lifting devices for both the upper and lower maintenance shops.  New Afton also commenced installation of the permanent underground electrical substations, installed the main substation transformer in its permanent location, and installed the bull gear on to the ball mill.  Project engineering work remains approximately 92% complete and is not expected to advance further until the resumption of major construction.  The final draft permit applications for effluent discharge and draft air emissions remain under review by the British Columbia Ministry of Environment.  The New Afton temporary water license was renewed in November at a revised rate of 3.8 L/s (previously 1.4 L/s).

E.	EL MORRO JOINT VENTURE, ATACAMA REGION, CHILE

The Company’s 30% owned El Morro copper-gold project is located in the Atacama Region, Chile, approximately 80 kilometres east of the city of Vallenar.  El Morro was acquired by the Company as part of the acquisition of Metallica Resources Inc. on June 30, 2009.  The project is a development stage project initially managed under a shareholder agreement between Xstrata, the previous project operator and owner of a 70% interest.

During the fourth quarter of 2009, the El Morro project activities included the continued management of the EIS application review process, which commenced in November 2008, and detailed engineering and design work for the access road and related project infrastructure by Xstrata.  It is anticipated that approval of the EIS will be obtained during the first half of 2010, after which development activities can proceed.

Total project expenditures from point of ownership to December 31, 2009 were $2.3 million, with no funding requirement in the fourth quarter of 2009.

On October 12, 2009, Barrick announced that it had entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in El Morro.  New Gold held a right of first refusal over Xstrata’s 70% interest which was triggered when the agreement with Barrick was announced.  On January 7, 2010, the Company provided notice to Xstrata of the exercise of its right of first refusal to acquire 70% of the El Morro copper-gold project in Chile for $463.0 million.  The Company completed this transaction on February 16, 2010.  Goldcorp loaned the $463.0 million to the Company to fund the exercise of the right of first refusal.  After acquisition of the 70% interest by a subsidiary of the Company, New Gold then completed a transaction with Goldcorp which results in a Goldcorp subsidiary now holding the 70% interest in El Morro.  Through the subsequent transaction with Goldcorp, the Company received $50.0 million and the terms of the shareholder agreement were amended.  The Company continues to hold a 30% interest in the El Morro copper-gold project.

On January 13, 2010, New Gold received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against New Gold, Goldcorp, and affiliated subsidiaries.  The claim relates to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile.

New Gold believes that the claim is completely without merit and intends to defend this action using all available legal avenues.

REVIEW OF FINANCIAL RESULTS

FOURTH QUARTER 2009 COMPARED TO FOURTH QUARTER 2008

Revenues increased by 259% or by $95.0 million when comparing the fourth quarter of 2009 to 2008.  Although some of the increase was attributed to an increase in average realized gold prices(2) from $792 per ounce in the fourth quarter of 2008 to $1,074 per ounce in 2009, the variance was largely attributed to the acquisition of the Mesquite Mine on May 27, 2009.  The Mesquite Mine sold 55,861 ounces of gold during the fourth quarter of 2009, for which there is no prior year comparative contribution.

Operating expenses increased from $44.2 million in 2008 to $67.4 million in the fourth quarter of 2009.  The addition of the Mesquite Mine to the Company’s operating mines contributed $30.7 million to operating expenses.  Overall, the Company’s operating costs remain relatively high due to high consumables prices and maintenance activities.  The acquisition of Metallica Resources Inc. in 2008 resulted in the net assets being recorded at fair values.  These fair value adjustments included an increase in inventory of $18.3 million, all of which was recorded as an operating expense during the period ended December 31, 2008.  The acquisition of Western Goldfields in 2009 resulted in a fair value adjustment to increase inventory by $2.5 million, all of which was recorded as an operating expense during the period ended December 31, 2009.

The increase in depreciation and depletion of $17.5 million to $24.7 million in the fourth quarter of 2009 was primarily attributed to the addition of the Mesquite Mine to the Company’s operating mine portfolio on May 27, 2009.  For the fourth quarter of 2009, the Mesquite Mine incurred depreciation and depletion expense of $9.2 million.

For the three months ended December 31, 2009, New Gold had earnings from mine operations of $39.7 million compared with a loss of $14.6 million in the same prior year period.

Corporate administration costs of $9.4 million in the fourth quarter of 2009 were 27% higher than the same prior year period.  Corporate administration was higher in the fourth quarter of 2009 primarily due to employee bonus accruals and increased professional services fees as a result of mining disruption at our Cerro San Pedro Mine.  Stock-based compensation costs included within corporate administration was $1.8 million and $1.3 million in fourth quarters of 2009 and 2008, respectively.

Exploration costs of $1.3 million in the fourth quarter of 2009 were slightly higher than $0.9 million for the same prior year period.  The majority of drilling at Peak Mines for the year was completed by the third quarter of 2008, whereas minor delays caused drilling to continue into the fourth quarter of 2009.   In 2009, exploration work was focused on the Cerro San Pedro Sulphide drilling program, which commenced in November 2008 and was completed by the end of the third quarter of 2009.  As a result, exploration for the fourth quarter was lower than the third quarter of 2009 by $1.1 million.

On July 1, 2009, the Company met the criteria for hedge accounting under the Canadian Institute of Chartered Accountants’ Handbook section 3865 – Hedges in accounting for its gold hedge and fuel contracts.  Application of the accounting standards allows the Company to record realized gains and losses on gold hedge settlements within revenue.  For settlements on the fuel hedges, the realized gains and losses are classified within operating expenses.  Changes resulting from the mark-to-market of the gold hedge and fuel contracts are now recognized within other comprehensive income.

For the three month period ended December 31, 2009, the Company’s Mesquite Mine realized losses of $2.1 million within revenues for settlement of three months of gold hedge contracts totaling 16,500 ounces.  The Mesquite Mine realized no gains or losses on the settlement of fourth quarter fuel hedge contracts totaling 756,000 gallons of diesel fuel.  As a result of the increase in the spot price of gold from $996 per ounce to $1,088 per ounce between September 30 and December 31, 2009, the Mesquite Mine recognized $22.3 million of pre-tax unrealized losses in the mark-to-market of remaining contracts within other comprehensive income.  Due to credit conditions, the Company revised the credit adjusted rate that it uses to value gold sales forward hedging contracts.  This resulted in the gold hedge having no ineffectiveness at December 31, 2009 and the reversal of a previously recorded net unrealized loss of $0.9 million.

In the fourth quarter of 2009, the Company earned interest and other income of $1.4million compared to $0.3 million earned in the same prior year period.  Although interest rates were unchanged year-over-year, the Company held cash balances of $262.3 million at December 31, 2009, up from $182.0 million in 2008.  The remaining difference was attributed to miscellaneous income items.

The Company recognized foreign exchange losses of $11.2 million in the fourth quarter of 2009 compared to a gain of $54.0 million in the same prior year period.  During the fourth quarter of 2009, the U.S. dollar continued to weaken against foreign currencies as a result of the relative weakness of the US economy.  Both the Canadian and Australian dollars strengthened significantly against the U.S. dollar, partly as a result of stronger energy and commodity prices, as both countries are large net exporters of energy and commodities.    In the fourth quarter of 2009, the revaluation of monetary assets and liabilities resulted in a loss on foreign exchange of $11.2 million.  In the fourth quarter of 2008, the Company recorded a $54.0 million foreign exchange gain as a result of the strengthening of the U.S. dollar compared to the Mexican peso, Australian dollar, and Canadian dollar.  The majority of the gain arose due to the revaluation of monetary assets and liabilities and future income tax liabilities recorded on the business combination between New Gold, Metallica, and Peak Gold.

Income and mining tax expense in the fourth quarter of 2009 was $4.5 million compared to a recovery of $8.5 million in the same prior year period.  The change was a result of an increase in the future enacted tax rate in Mexico and overall increase in taxable income for certain mining operations of the Company.

On January 2, 2009, the Amapari gold mining operation was placed on care and maintenance due to the depletion of ore that would be economically minable with the current crushing and conventional heap leaching operation.  Since that point in time, the Amapari Mine has been recovering gold ounces from the residual heap leaching operation.  On January 27, 2010 the Company announced that it had found a buyer for the Amapari Mine and management has therefore determined this to be a discontinued operation from a financial reporting perspective.  The Amapari Mine recognized a net loss of $5.4 million from discontinued operations for the three months ended December 31, 2009, mainly attributed to care and maintenance activities and additional provisioning for legal claims.

For the three months ended December 31, 2009, New Gold had a net loss from continuing operations of $2.3 million, or $0.01 per basic and diluted share.  This compares with net earnings from continuing operations of $39.4 million, or $0.18 per basic and diluted share in the same prior year period.  In the fourth quarter of 2009, net loss, including loss from discontinued operations, was $7.7 million, or $0.02 per basic and diluted share.  This compares with net income of $41.1 million, or $0.19 per basic and diluted share in 2008.

2009 COMPARED TO 2008

For the year ended December 31, 2009, New Gold earned revenues of $323.8 million, which compares favourably to the $143.1 million in 2008.  The Company added the Mesquite Mine to its existing portfolio of operating mines on May 27, 2009, which contributed $94.5 million in revenues since acquisition.  In addition, the first two quarters of 2008 did not include the results of the Cerro San Pedro Mine as it was acquired on June 30, 2008.  The Company recognized average realized gold prices(2) of $983 per ounce in 2009 compared to $863 per ounce in 2008.  The Company also sold 292,407 ounces in 2009 compared to 237,590 in 2008.

Operating expenses for the 12 months ended December 31, 2009 were $176.5 million, which represented a 71% increase over the prior year balance.  The 2008 figures were not representative of the full year operating results as the first two quarters in 2008 did not include the operating results of the Cerro San Pedro Mine.  Additionally, the Mesquite Mine was acquired on May 27, 2009.  Therefore, the year ended 2009 includes a full 12 months of operation for the Cerro San Pedro and Peak Mines, and seven months from the Mesquite Mine.  Total cash cost(1) per ounce of gold sold decreased from $566 per ounce in 2008 to $465 per ounce in 2009.  Total cash cost(1) per gold ounce sold figures for previous periods have been restated as a result of reclassification of costs between operating costs and depreciation and depletion for the Cerro San Pedro Mine.

As a result of the additions of the Cerro San Pedro Mine and Mesquite Mine, depreciation and depletion increased from $18.6 million to $58.7 million from 2008 to 2009.

For the year ended December 31, 2009, New Gold had earnings from mine operations of $88.6 million compared with $21.4 million in the same prior year period.

Corporate administration increased marginally from $22.4 million in 2008 to $24.7 million in 2009.  The increment is explained by the acquisition of Western Goldfields on May 27, 2009.  These figures include stock-based compensation of $6.6 million in 2009 and $7.0 million in the same prior year period.

Business combination transaction costs of $6.6 million in 2009 represented professional services fees incurred in relation to the acquisition of Western Goldfields and consisted of expenditures for legal, financial advisory, and other due diligence costs.

Exploration costs increased from $4.0 million in 2008 to $6.4 million in 2009.  In 2009, exploration focused on the Cerro San Pedro Sulphide drilling program and drilling at the Liberty Bell project.  There was no drilling at Liberty Bell in 2008.  In 2008, exploration was on drilling activities at the New Cobar and New Occidental areas at the Peak Mine.

In 2009, the Company recorded goodwill related to the acquisition of Western Goldfields of $192.1 million.  The goodwill was allocated entirely to the Mesquite Mine as it was the only reporting unit acquired pursuant to the Western Goldfields business combination.  The net asset value of the Mesquite Mine consists of plant and equipment and mining properties.  Plant and equipment were valued using an independent third party valuator.  Mining properties were valued using the discounted cash flow of:   proven and probable reserves; measured, indicated, and inferred resources.  In addition, the Company valued the sulphide potential using prices paid for similar market transactions.  During 2009, the Company determined it could not support the carrying value of the goodwill and therefore recorded a full impairment charge on the $192.1 million.  $138.1 million of goodwill resulted from using the court approval date of May 27, 2009 as the acquisition date, as opposed to the business combination announcement date of March 4, 2009.  In preparation of New Gold’s financial statements, management elected to early adopt CICA Handbook Section 1582 Business Combinations which requires the measurement date to be the date equity instruments are exchanged in a business combination, in this case being May 27, 2009.

On July 1, 2009, the Company’s gold hedge contracts and fuel hedge contracts qualified for hedge accounting.  Accordingly, the monthly settlement of the gold hedge and fuel contracts results in a realized gain or loss which is recorded with the underlying derivative instrument.  For gold contracts, realized losses from the settlement of third and fourth quarter gold hedges of $3.4 million were recorded within revenues; fuel settlement losses in the third and fourth quarters of $0.1 million were recorded within operating costs.  The mark-to-market of the fuel and hedge contracts, net of tax, resulted in other comprehensive loss of $45.7 million for the year ended December 31, 2009.  Interest and other income of $4.9 million was 9% lower in 2009 than in 2008 as a result of interest rates remaining at historically low levels.  The equity financing which closed on September 11, 2009 resulted in a cash inflow of $107.2 million but had minimal impact on interest income.

In 2009, the Company recognized a loss on foreign exchange of $52.7 million due to the weakening of the U.S. dollar against the Canadian dollar, Mexican peso and Australian dollar.  During 2009, the Canadian dollar strengthened by 14% against the U.S. dollar.  The revaluation of Canadian dollar denominated monetary items to U.S. dollars resulted in a $22.9 million foreign exchange loss which included the revaluation of future income tax liabilities at the New Afton Mine.  In addition, the Australian dollar and Mexican peso strengthened in value against the U.S. dollar by 23% and 5%, respectively.  The revaluation of future income tax liabilities at the Peak and Cerro San Pedro Mines resulted in a combined foreign exchange loss of $29.8 million.

Income and mining tax expense in 2009 was $14.9 million compared to a recovery of $3.3 million in 2008.  The change was primarily attributable to the Cerro San Pedro Mine becoming fully taxable during 2009 and the increase in the enacted future tax rate in Mexico.

At December 31, 2009, the financial position and operations of the Amapari Mine have been presented as a discontinued operation.  The Company has an agreement in place to sell the property and thus segregated all results separately from activities relating to continuing operations.  Since placing the Amapari Mine on care and maintenance in early 2009, the Company was only able to recover and sell gold ounces from the residual heap leach operations.  For the year ended December 31, 2009, a loss of $10.9 million was realized on this discontinued operation.

For the year ended December 31, 2009, New Gold had a net loss from continuing operations of $183.4 million, or $0.60 per basic and diluted share.  This compares with a net income from continuing operations of $70.9 million, or $0.48 per basic and diluted share, in 2008.  In 2009, net loss, including loss from discontinued operations, was $194.3 million, or $0.64 per basic and diluted share.  This compares with a net loss of $102.7 million, or $0.69 per basic and diluted share in 2008.

QUARTERLY INFORMATION

(tabular data in thousands of U.S. dollars, except per share amounts)

	2009	2009	2009	2009	2008	2008	2008	2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gold sales (ounces)	106,475	77,645	52,890	55,397	78,194	67,156	40,540	51,700
Revenues	$131,765	$88,491	$59,199	$44,325	$36,736	$49,171	$19,722	$37,454
Net earnings (loss) from continuing operations	$(2,295)	$6,096	$(199,304)	$12,069	$39,412	$18,005	$2,519	$10,948
Earnings (loss) per share from continuing operations
Basic	$(0.01)	$0.02	$(0.77)	$0.06	$0.18	$0.08	$0.03	$0.14
Diluted	$(0.01)	$0.02	$(0.77)	$0.06	$0.18	$0.08	$0.03	$ 0.14
Net earnings (loss)	$(7,650)	$4,101	$(202,846)	$12,079	$41,135	$(148,853)	$(4,751)	$9,790
Earnings (loss) per share
Basic	$(0.02)	$0.01	$(0.79)	$0.06	$0.19	($0.70)	$(0.05)	$0.13
Diluted	$(0.02)	$0.01	$(0.79)	$0.06	$0.19	($0.68)	$(0.05)	$0.13

BALANCE SHEET REVIEW

A.	ASSETS

At December 31, 2009, New Gold held cash and cash equivalents of $262.3 million.  This compares favourably with the $182.0 million held at December 31, 2008.  The December 31, 2009 balance includes

$107.2 million of gross proceeds from an equity financing completed on September 11, 2009.  Of the Company’s holdings, $114.1 million is held in Canadian federal and provincial treasury bills and $85.0 million in cash.  The remainder is held in the following liquid forms:  banker’s acceptances, term deposits, and guaranteed investment certificates.  The Company’s cash and cash equivalents balance excludes the $9.2 million of restricted cash held as part of the Mesquite Mine’s term loan.

The Company’s inventory and stockpiled ore balance has increased by four times the balance at December 31, 2008 to $86.3 million at December 31, 2009.  The addition of the Mesquite Mine’s heap leach operations to New Gold’s operating mine portfolio contributed to the heap leach ore inventory of $58.2 million at December 31, 2009.  The Mesquite Mine accounted for $36.2 million of this balance.  Other significant components of inventories included: $13.9 million of work-in-process, $9.4 million of supplies inventory, and $4.8 million of finished goods.

New Gold owns $99.4 million (Cdn$104.0 million) of face value long-term asset backed notes.  These AB Notes were issued as replacement of asset backed commercial paper formerly held by the Company.  During the fourth quarter of 2009, the company disposed of Cdn$56.3 million of face value AB Notes for total proceeds of $29.8 million (Cdn$31.2 million).  MAV 2 Class A-1 and MAV 2 Class A-2 notes were disposed at 58% and 46%, respectively, of the face value.    The Company has estimated the fair value of the AB Notes at December 31, 2009 at $45.9 million (Cdn$48.0 million).  The estimate of fair value is based on the last transaction price of the potential sale of the MAV 2 A-1 and A-2 asset backed notes in December 2009 and current bid prices received from dealers and brokers for the other remaining notes, with MAV 2 Class B notes valued at 9% of face value.

Mining interests increased by 24% to $2.0 billion at December 31, 2009.  Most of this increase was attributed to the acquisition of Western Goldfields on May 27, 2009.  The calculated purchase consideration of $397.4 million resulted in goodwill of $192.1 million.  $138.1 million of goodwill resulted from using the court approval date of May 27, 2009 as the acquisition date, as opposed to the business combination announcement date of March 4, 2009.  In preparation of New Gold’s financial statements, management elected to early adopt CICA Handbook Section 1582 Business Combinations which requires the measurement date to be the date equity instruments are exchanged in a business combination, in this case being May 27, 2009.  Management evaluated the goodwill for impairment and determined that it could not support the carrying value and therefore, wrote down the entire goodwill amount of $192.1 million.

B.	ASSET BACKED NOTES

At December 31, 2009, the Company owned long-term asset backed notes with a face value of $99.4 million (Cdn$104.0 million).  These AB Notes were issued in replacement of asset backed commercial paper (“ABCP”) formerly held by the Company.  When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities.  The restructuring was completed and the AB Notes were issued on January 21, 2009.

The ABCP were acquired as part of the business combination between New Gold Inc., Metallica Resources Inc. and Peak Gold Ltd. on June 30, 2008.  At that time, the fair value of the ABCP was Cdn$92.9 million representing approximately Cdn$0.54 per dollar of original face value.  During 2009 and 2010, the Company sold all of its holdings in MAV 2 Class A-1, A-2, and 15 notes for a weighted average realized price of Cdn$0.58 per dollar, and received Cdn$9.4 million as a return of capital on the MAV 3 Class 9 notes, representing  99% of the original principal.  Overall, the Company has achieved to-date a weighted average realized price of Cdn$0.64 per dollar compared to the original portfolio value of Cdn$0.54 per dollar at the business combination date.

During the fourth quarter of 2009 Cdn$56.3 million of face value AB Notes were sold for cash proceeds of Cdn$31.2 million.  Three classes of AB Notes were sold: Cdn$32.9 million MAV 2 Class A-1 notes for Cdn$19.1 million; Cdn$18.3 million MAV 2 Class A-2 notes for Cdn$8.4 million; and Cdn$5.1 million MAV 2 Class 15 notes for Cdn$3.7 million. New Gold was able to realize a weighted average price of Cdn$0.55 per dollar through the monetization of this portion of the AB Notes during the fourth quarter.

In addition, during the first quarter of 2010 the Company’s remaining MAV 2 Class A-1 notes and MAV 2 Class A-2 notes were divested: Cdn$69.8 million MAV 2 A-1 for Cdn$43.4 million; and Cdn$13.3 million MAV 2 A-2 for Cdn$6.5 million.  New Gold was able to realize a weighted average price of Cdn$0.60 per dollar through the monetization of this portion of the AB Notes.

The Company has estimated the fair value of the remaining AB Notes at December 31, 2009 using the following methodology and assumptions:

▪	Where the Company still retains AB Notes of the same class as were sold in the fourth quarter, the retained AB Notes are valued at the last transaction price of the partial sale in December 2009.

▪
The other remaining notes, with a face value of $20.0 million (Cdn$20.9 million) and fair value of less than $0.7 million (Cdn$0.8 million), are valued at market bid prices provided by banks and traders active in the AB Notes market.

As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be $45.9 million as at December 31, 2009.

While the Company believes that it has utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets, there can be no assurance that management’s estimate of potential recovery as at December 31, 2009 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.  The Company will continue to aggressively manage the process to recover the maximum value from the original investments and interest due.

The secondary market for the Company’s remaining AB Notes (after the first quarter 2010 divestitures) is relatively illiquid, however management will continue to monitor developments in order to maximize value.

C.	FUEL CONTRACTS

New Gold’s wholly-owned subsidiary, Western Mesquite Mines Inc. (“WMM”), entered into fuel hedge contracts with financial institutions in December 2008 and January 2009.  The hedging contracts represent a total commitment of 2.9 million and 3.0 million gallons of diesel per year at weighted average prices of $1.75 and $1.94 per gallon in 2009 and 2010, respectively.  New Gold assumed the liability upon acquisition of Western Goldfields on May 27, 2009.  The Company is financially settling 252,000 gallons of diesel per month related to these contracts until December 31, 2010.  As at December 31, 2009, 3.0 million gallons remain to be settled.

The Company’s fuel hedge contracts did not initially meet the criterion in Section 3865 Hedges, and therefore were not designated as cash flow hedges.  Accordingly, period-end mark-to-market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on fuel hedging contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s fuel contracts met the requirements under Section 3865 Hedges and were therefore designated as cash flow hedges against forecasted purchases of fuel for expected consumption at the Mesquite Mine.  Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method.  The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over prior periods.  The retrospective test involves comparing the effect of historic changes in fuel prices each period on the fair value of both the actual and hypothetical derivative using a hypothetical derivative method.  The effective portion of changes in fair value of the commodity contracts is recorded in other comprehensive income (“OCI”) until the forecasted transaction impacts earnings.  Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

There were no realized gains or losses recognized for the three month period ended December 31, 2009.  The remaining contracts were marked-to-market as at December 31, 2009, resulting in a pre-tax adjustment to OCI of $0.2 million.  The cumulative fuel hedge asset as at December 31, 2009 was $0.7 million.  Since changes in the hypothetical derivative were less than the actual derivative, the Company did not recognize any ineffective hedge amounts for the three month period ended December 31, 2009.  The twelve months unrealized gain on the fuel hedge contracts of $0.8 million was a result of mark-to-market adjustments prior to qualifying for hedge accounting.

D.	GOLD HEDGE CONTRACTS

Under the terms of the term loan facility entered into by WMM, as a condition precedent to drawdown the loan, WMM entered into a gold hedging program acceptable to the banking syndicate.  As such, at the time of the agreement, the Company had executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce.  New Gold assumed the liability upon acquisition of Western Goldfields on May 27, 2009.  As at December 31, 2009, the remaining gold contracts represent a commitment of 5,500 ounces per month for 60 months with the last commitment deliverable in December 2014 for a total of 330,000 ounces.

The Company’s gold hedge contracts did not initially meet the criterion in Section 3865 Hedges, and therefore were not designated as cash flow hedges.  Accordingly, the period-end mark-to-market adjustments related to these contracts were immediately reflected on the statement of operations of the Company as unrealized gains or losses on gold forward sales contracts and the cumulative effect was reflected as an asset or liability on the balance sheet.

On July 1, 2009, the Company’s gold hedging contracts met the requirements for cash flow hedges under Section 3865 Hedges.  Prospective hedge effectiveness is assessed on these hedges using the hypothetical derivative method.  The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative.  The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative.  The effective portion of the gold contracts is recorded in OCI until the forecasted gold sale impacts earnings.  Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

The remaining contracts were marked-to-market as at December 31, 2009, resulting in a cumulative unrealized pre-tax loss of $96.0 million that has been disclosed as a liability and a pre-tax adjustment of $45.7 million to OCI.  The unrealized gain for the year ended December 31, 2009 was $8.2 million.

E.	LONG-TERM DEBT

The majority of the Company’s contractual obligations consist of long-term debt and interest payable.  At December 31, 2009, the Company held $237.5 million in long-term debt.  Of this balance, $169.0 million was held in senior secured notes that mature and become due and payable on June 28, 2017.  These notes bear interest at a rate of 10% per annum and is payable in arrears in equal semi-annual installments.  During the first quarter of 2009, the Company acquired Cdn$50.0 million face value of its senior secured notes for consideration of Cdn$30.0 million from the noteholders.  This results in a reduction of approximately Cdn$5.0 million per year in interest payments.  Additionally, the Company holds through the Mesquite Mine, $27.2 million in a term loan facility with an amended repayment schedule up to June 30, 2012.  The term loan facility was used to fund development of the Mesquite Mine which is now in full operation.  Interest on this loan is now being charged at U.S. dollar LIBOR plus 4.25%.  The term loan facility was fully repaid on February 26, 2010.

Long-term debt obligations are comprised of senior secured notes, subordinated convertible debentures and the Mesquite Mine term loan facility.  The senior secured notes (“Notes”), which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum.  At December 31, 2009 the face value of the Notes totalled $178.7 million (Cdn$187.0 million).  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.  Once the New Afton Project is in commercial production, the Company will be obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the note holders.  The Company also has the option to prepay the Notes at a price ranging from 120% to 100% (decreasing rates based on the length of time the Notes are outstanding).  At December 31, 2009 the redemption price was 114% and is scheduled to decrease to 110% on June 28, 2010.  These Notes are secured on the New Afton Project assets.  Capitalized interest relating to the Notes was $16.5 million in 2009, and $9.5 million in 2008.

The Company has 55,000 subordinated convertible debentures (“Debentures”) that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share.  At December 31, 2009, the aggregate principal of the Debentures was $52.6 million (Cdn$55.0 million).  The Debentures are accounted for as compound financial instruments comprised of a liability and an equity component.  At December 31, 2009, the carrying amount of the liability of $37.6 million will be accreted to the face value of the Debentures over their term to maturity.  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.  Capitalized interest relating to the Debentures was $4.6 million in 2009, and $1.1 million in 2008.

New Gold’s wholly-owned subsidiary Western Goldfields Inc., had a term loan facility with a syndicate of banks under which $86.3 million was borrowed in connection with the development of the Mesquite Mine.

The facility is secured by all of the assets of WMM and a pledge of the shares of WMM owned by the Company.  The loan was assumed upon completion of the Western Goldfields acquisition on May 27, 2009.

Repayment of the project facility is on a semi-annual basis, from December 31, 2008 through June 30, 2012 according to an agreed schedule of percentages of the loan outstanding on October 7, 2009 when an amendment was approved.  In addition to the scheduled repayments, mandatory prepayments are required semi-annually based on 50% of the excess cash flows from the Mesquite Mine.  Once the loan is repaid it cannot be redrawn.  Interest on the amended term loan facility is charged at U.S. dollar LIBOR plus 4.25%.

As at December 31, 2009, the Company had drawn $86.3 million less repayments of $59.1 million under the facility, and incurred interest at an average rate of approximately 5.25% for the three month period.  At May 27, 2009, the outstanding loan balance was $68.6 million.  Since then, the Company made combined repayments and prepayments totaling $41.4 million, leaving the balance outstanding on the term loan facility at $27.2 million as at December 31, 2009.

The gold hedge now extends two and a half years beyond the revised loan term to December 31, 2014. 165,000 ounces of gold, or approximately half of the program, are hedged beyond June 30, 2012 and may be monetized by the Company at its option.

The remaining loan balance was fully repaid on February 26, 2010 and permits the Company the flexibility to monetize the remaining hedges outstanding at its discretion.  The Company currently has no plans to monetize the remaining gold hedge contracts.

F.	FUTURE INCOME AND MINING TAXES

The net future income tax liability increased from $221.4 million in 2008 to $305.3 million in 2009.  The change was primarily attributed to the following factors:

▪
The business combination with Western Goldfields resulted in the recognition of a $90.3 million future income tax liability associated with the recognition of an increase in fair value from the book value related to the Mesquite Mine’s mineral properties.  This future income tax liability was offset by $52.1 million of future income tax assets, primarily associated with loss pools that are available to shelter future taxable income.

▪	The Company recognized foreign exchange losses associated with future income tax balances of $37.0 million related to the weakening of the U.S. dollar against other foreign currencies.

▪
The Mexican statutory income tax rate increased from 28% to 30% in the beginning of 2010, resulting in a $7.8 million increase in the future income tax liability originally recognized on the acquisition of the Cerro San Pedro Mine in 2008.

The current income tax liability increased from $5.1 million in 2008 to $15.7 million in 2009.  The change is primarily attributable to a $4.5 million increase in Mexican taxes payable due to higher profitability and the use of remaining Mexican tax losses during fiscal 2009 resulting in the Cerro San Pedro Mine’s operations being fully cash taxable.  In addition, there is a $2.9 million current income liability owing to U.S. taxation authorities for the Mesquite Mine that did not exist in 2008.  The liability primarily arises from the State of California implementing a suspension on the utilization of corporate tax losses to reduce taxable income in 2009 as part of measures to address the state’s budget shortfall.   The remaining increase in current income tax liability was associated with higher profitability in Australia and an increase in other tax reserves.

NON-GAAP MEASURE – TOTAL CASH COST(1) PER GOLD OUNCE CALCULATION

New Gold reports total cash cost(1) on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure.  The Company follows the recommendations of the Gold Institute Standard.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The following table provides a reconciliation of total cash cost (1) per ounce of gold sold to the financial statements:

	Three Months Ended December 31		Year Ended December 31
	2009	2008	2009	2008

Operating expenses from continuing operations	$67,369	$44,171	$176,491	$103,130
Operating expenses from discontinued operations	--	16,643	11,427	66,564
Treatment and refining charges on concentrate sales	2,643	1,598	7,912	5,085
By-product copper and silver sales	(20,075)	1,290	(58,612)	(18,206)
Non-cash adjustments	317	(19,395)	(1,368)	(22,155)
Total cash cost	$50,254	$44,307	$135,850	$134,418
Ounces of gold sold	106,475	78,194	292,407	237,590
Total cash cost per ounce of gold sold	$472	$567	$465	$566

Note:  The above table includes operational data from mines only since acquisition by New Gold.  Cerro San Pedro Mine is included within these financials on July 1, 2008 and the Mesquite Mine on May 27, 2009.  The above table includes results for the Amapari Mine during 2008 and the first quarter of 2009, which is classified as a discontinued operation for financial reporting purposes.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2009, the Company had cash and cash equivalents held by continuing operations of $262.3 million compared to $242.6 million at September 30, 2009.  These balances exclude $9.2 million of restricted cash held by the Mesquite Mine as part of requirements in its term loan agreement ($7.5 million at September 30, 2009), and exclude $6.2 million and $9.0 million of reclamation deposits for the New Afton project and Mesquite Mine, respectively.  The increase in cash in the three month period was attributed to the following key items:

▪	Strong cash flows from gold sales at the Company’s operating mines which benefitted from prevailing average market gold prices of $1,100 per ounce during the quarter;
▪	AB Notes disposal proceeds of Cdn$31.2 million;
▪	Project spending at the New Afton Project for the quarter ended December 31, 2009 of $14.5 million, not including cash paid interest;
▪	Interest paid and principal repaid (through scheduled repayments and the sweep mechanism) on the term loan facility of $0.5 million and $33.6 million respectively; and
▪	Interest paid on senior secured notes and convertible debentures of $10.2 million.

The Company’s cash and cash equivalents are invested in highly liquid, low risk, interest-bearing investments with maturities of 90 days or less from the original date of investment.  The surplus corporate funds are only invested with approved government or bank counterparties.  This does not include the AB Notes (refer to AB Notes section in Critical Accounting Policies and Estimates for further discussion).

As at December 31, 2009, the Company had working capital from continuing operations of $301.7 million.  During the quarter, the Company’s working capital increased by the sources of cash described above and was negatively impacted by a $19.3 million decrease in the current portion of long-term debt.

In the opinion of management, the working capital at December 31, 2009, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.  However, taking into consideration volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continually reviewing expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining or increasing production levels at its current operations.  At current metal prices, it is expected that the Company’s existing assets coupled with the cash flow from current operations will be sufficient to fund the construction of the New Afton project.

During the year ended December 31, 2009, the Company had positive operating cash flows from continuing operations of $79.0 million and invested a total of $111.5 million in mining interests, including $1.3 million at the Mesquite Mine, $3.2 million at the Cerro San Pedro Mine, $28.6 million at the Peak Mine, $76.2 at the New Afton Project and $2.2 million at other projects.

LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company’s future profits and cash position are highly dependent on metal prices, including gold, silver and copper.  Copper will become increasingly important when the New Afton and El Morro Projects are currently expected to be completed after 2011.   In addition to these internal growth opportunities, the Company has other prospective properties which include, but are not limited to, CSP Sulphide, the Abacus joint venture at New Afton and Liberty Bell in Alaska.  Internal growth will focus on the New Afton and El Morro Projects; however there are other potential development properties that may become high priorities as further exploration and assessment is completed.  In order to supplement this internal growth, the Company considers expansion opportunities through mergers and acquisitions.

Capital expenditures for 2010 are expected to be approximately $180.4 million with $14.6 million allocated to the Mesquite Mine, $10.8 million to the Cerro San Pedro Mine, $31.9 million to Peak Mine, $119.9 million (including capitalized interest) to the continued development of New Afton, and $3.2 million for corporate expenditures.

Management believes the Company will not need external financing to complete its major development projects. The recently closed transaction with Goldcorp on the El Morro project will eliminate the need for project capital.  With the successful business combination with Western Goldfields Inc., the sale of the AB Notes, the El Morro transaction with Goldcorp, the expected completion of the sale of the Amapari Mine, and current and forecast metal prices, it is expected that the Company’s existing assets coupled with the cash flow from current operations will be sufficient to fully fund the construction of the New Afton and El Morro projects.

The Company expects it will not need external financing to repay its remaining debt in 2014 and 2017.  These statements are based on the current financial position of the Company and are subject to change if any acquisitions or external growth opportunities are realized.

OUTLOOK

Global growth is returning and the broader economy is more optimistic and firmly moving towards recovery after a challenging period in the early part of 2009.  The fourth quarter of 2009 has continued with stabilization of economic and credit conditions.  To date, the recovery has been supported by significant government stimulus, however consumer demand has been choppy at best.  China and other emerging economies have led the way, supporting higher energy and commodity prices.  In contrast, the U.S., many European nations and Japan have lagged to date due to high unemployment, low consumer confidence and persisting weakness in many sectors, such as housing.  We believe the next one to two years will show a return to a more coordinated global growth phase with moderate inflation, however there may be increased risks related to high government debt levels and geopolitical issues.  Key risks to future growth include fading government fiscal and monetary support, above average unemployment, increasing interest rates and geopolitical issues, such as unstable oil supplies from countries including Iraq, Nigeria and Angola.  If unprecedented government spending and low interest rates start to subside as expected in the second half of 2010, there is a risk of weaker economic recovery or even a relapse into recession.  However, economists believe the most likely outcome may be a more volatile return to sustained growth rather than another recession.

The recovery in the global economy and stock markets seen during 2009 has also continued to support base metal prices during the fourth quarter, including copper which has increased from $2.79 per pound at the end of September 2009, to an average of $3.02 per pound during the quarter ended December 31, 2009, and ended at $3.33 per pound.  In addition, gold and silver prices have increased from the September 30, 2009 closing prices of $996 per ounce and $16.45 per ounce to $1,096 and $16.85, respectively, at the end of December 2009.  The average gold and silver prices for the fourth quarter were $1,100 and $17.57 per ounce, respectively.  The average gold, silver and copper prices for the year ended December 31, 2009 were $972 per ounce, $14.68 per ounce, and $2.35 per pound respectively compared to the year ended December 31, 2008 when prices averaged $872 per ounce, $14.99 per ounce, and $3.16 per pound.  Key factors influencing the price of gold include currency rate fluctuations and the relative strength of the U.S. dollar, the supply of, and demand for, gold and macroeconomic factors such as the level of interest rates and inflation expectations.  Economists are currently predicting continued weakening of the U.S. dollar over the next one to two years, and we believe commodity based currencies, such as the Australian and Canadian dollars, will appreciate relative to the U.S. dollar.  Market conditions and potential earlier interest rate increases may keep these currencies at parity or above in the near term, particularly if central banks diversify their reserves away from the U.S. dollar.  In addition, global investors may look to diversify away from U.S. dollar assets accumulated during the recent financial difficulties.  Investors are seeking higher yields in riskier assets, fuelling further carry-trade activity resulting in borrowings in U.S. dollars and investments in other higher yielding currencies and assets.

Global liquidity, improving economic fundamentals and a weaker U.S dollar should support gold and silver prices in the near term.  Forecasting metal prices and demand has been difficult, however, in light of recent signs of the strengthening of markets, management believes the long term environment and prospects for our business are favourable.  We have not hedged foreign exchange rates and metal prices, except to meet the lenders’ requirements related to the Mesquite Mine’s term loan facility.

In addition to the above factors, we believe the outlook for global gold mine production continues to be one of declining supply due to limited global exploration success, a trend of lower grade production by producers, a lack of promising regions for gold exploration and production, and challenges in bringing projects to the production stage.  The significant market interest, including from two of the largest gold companies in the world, in the El Morro copper-gold project is further evidence of the limited pure gold projects of significant size available to support demand and ambitious growth plans of any scale.  We believe long term gold prices will benefit from these trends and copper will also be supported by potential under-investment in new capacity during the last cycle.  Some industry observers believe new mine development will be needed by 2012, which coincides well with the expected timing of commercial production at the New Afton project in mid-2012.

These signs of recovery have also supported an improvement in general corporate credit market conditions during 2009 with many precious metal companies tapping the equity and debt markets during the year.  In the current improving global economic environment, the Company intends to preserve capital and maximize cash balances while maintaining flexibility and a strong balance sheet.  New Gold is committed to maximizing cash balances by increasing operating cash flow, containing costs, controlling expansion capital and reviewing strategic alternatives for non-core assets.

New Gold’s growth plan is focused on organic and acquisition-led growth, and the Company is seeking to be flexible in the current environment to be able to respond to opportunities as they arise, such as acquisitions, debt buybacks and other transactions.  At current metal prices and after the recent announcements of the El Morro project partnership with Goldcorp, the Amapari transaction and the sale of certain AB Notes, it is expected that the Company’s existing cash and assets coupled with the cash flow from current operations will be sufficient to fully fund the construction of the New Afton and El Morro projects.  The new partnership with Goldcorp and monetization of other non-core assets has substantially improved future financing flexibility.

New Gold’s 2010 guidance for gold production is 330,000 to 360,000 ounces at a total cash cost(1) of $445 - $465 per ounce of gold sold, net of by-product sales.

Mine	Forecast 2010 Gold Production (ounces)	Forecast 2010 Total Cash Cost(1)
Mesquite Mine	145,000 – 155,000	$540 - $560
Cerro San Pedro Mine	95,000 – 105,000	$390 - $410
Peak Mine	90,000 – 100,000	$360 - $380
Total	330,000 – 360,000	$445 - $465

Assumptions used in the 2010 forecast include silver and copper prices of $15.00 per ounce and $2.75 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of 1.11, 1.18 and 13.00 to the U.S. dollar, respectively.

COMMITMENTS

The Company has entered into a number of contractual commitments related to purchases of equipment with long lead times or critical pieces of mining equipment related to the New Afton Project.  At December 31, 2009, these commitments totalled $2.1 million and are expected to be paid over the next 12 months.

In addition to the above, the Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment at its operating mines.  At December 31, 2009, these commitments totalled $10.3 million and are expected to be paid over the next 12 months.

CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded.  When a contingent loss is not probable but if reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed.  Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees.  Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

A.	NEW AFTON

The Company terminated various employment, consulting and service agreements as a result of slowing development activities at the New Afton project. Certain of the affected parties have or may in the future make legal claims in response to such terminations. The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

B.	AMAPARI MINE

The Company has recognized a contingent liability for certain of the following claims based on its best estimates of the outcome of these contingencies.  The amount has been included in liabilities of assets held for sale.  Not all of the following claims will result in the Company being required to make payments to the claimants.  The final payments, if any, may differ significantly from the amount the Company currently estimates.

a)
The Company terminated various employment, consulting and service agreements as a result of placing the Amapari Mine on temporary care and maintenance.  Certain of the affected parties have or may in the future make legal claims in response to such terminations.  The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

b)
The Company has received notice that legal claims have been filed in Brazilian courts against the Company’s Amapari Mine. The claims allege that the Amapari Mine has adversely impacted the quality of William Creek causing economic loss and health concerns. The Company believes these claims are unfounded and intends to vigorously defend against them.

c)	A tax claim has been received by the Amapari Mine. The Company has lodged an appeal.

d)
The Company has been notified of infraction notices on the Amapari Mine for which it intends to take action to revoke or reduce. Also, claims have been filed in Brazilian courts against the Amapari Mine alleging rents are payable for the occupation of land where the Amapari Mine was developed. The Company is defending against these claims.

e)
The Company has received notice that legal claims alleging environmental damage at the Amapari Mine site have been filed in Brazilian courts against the Company’s Amapari Mine.  The Company is defending against these claims.

C.	CERRO SAN PEDRO MINE

The Company has a history of legal challenges to its Cerro San Pedro Mine. In November 2009, the Company was notified it was required to suspend mining operations at its Cerro San Pedro Mine. Although mining had been suspended, gold recovery operations of existing inventory on the leach pads continued.  The mining suspension followed  a ruling by the Federal Court of Fiscal and Administrative Justice nullifying the mine's Environmental Impact Statement EIS which was issued in 2006.  PROFEPA, the Mexican environmental enforcement agency, issued the order requiring Cerro San Pedro Mine to suspend mining as a consequence of the nullification of the EIS.  The Company has filed appeals to both the court decision and the PROFEPA order related to the EIS.  In December, 2009, the Company was granted an injunction related to the suspension of operations at its Cerro San Pedro Mine.  The court ruling temporarily overturns the PROFEPA order to suspend mining operations at the Cerro San Pedro Mine.  Subsequent to December 31, 2009, the Company was scheduled to face a hearing in the Fourth District Court in San Luis Potosi, related to a challenge by opposition to the mine to the annual renewal of the explosives permit at Cerro San Pedro. The Company is vigorously defending against this challenge and a hearing is scheduled for March 2010.  Until the hearing is held, no additional blasting will take place at Cerro San Pedro.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Certain directors and officers of New Gold are also directors of a company to which the Company pays royalties in the in the normal course of business.  Royalty payments were $4.2 million for the year ended December 31, 2009 (2008 - $nil).  At December 31, 2009, the Company had $1.3 million included as accrued liabilities related to this company (2008 - $nil).  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.

A director of New Gold is also director of the company that purchased from New Gold an interest in the El Morro project.

RISK FACTORS

Readers of this Management’s Discussion and Analysis should give careful consideration to the information included or incorporated by reference in this document and the Company’s audited consolidated financial statements and related notes.  Significant risk factors for the Company are metal prices, government regulations, foreign operations, environmental compliance, asset backed commercial paper, the ability to obtain additional financing, risk relating to recent acquisitions, dependence on management, title to the Company’s mineral properties, and litigation.

A.	METAL PRICES

The Company’s revenues and cash flows are subject to fluctuations in gold, silver and copper prices.  At the Peak Mine there can be a significant time lag between the time of recording of copper revenues and final pricing of copper.  Therefore, changes in the price of copper during this period can have a significant impact on the Company’s revenue and working capital position.  Metal prices are affected by a variety of factors including interest rates, exchange rates, international economic and political trends, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand and the political and economic conditions of major metal producing countries throughout the world.

B.	GOVERNMENT REGULATIONS

The mining, processing, development and exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

C.	FOREIGN OPERATIONS

The Company’s operations are currently conducted in the United States, Australia, Mexico, Canada, and Chile, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties.  These risks and uncertainties vary for each country and include, but are not limited to:  extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

D.	ENVIRONMENTAL COMPLIANCE

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set forth limitations on the generation, transportation, storage and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations.  To the extent that such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

E.	ASSET BACKED NOTES

As at December 31, 2009, the non-bank ABCP market had been the subject of a restructuring process with the express intention of replacing the ABCP with a number of long-term floating rate notes or asset backed notes.  The restructuring plan was completed on January 21, 2009 and the AB Notes were issued in replacement of ABCP.  This process pooled all of the underlying assets from all the ABCP trusts with the exception of those assets designated as ineligible for pooling (“Ineligible Assets”) and those series of assets backed exclusively by traditional financial assets (“Traditional Series”).  ABCP relating to the pooled assets was replaced with four classes of notes named A-1, A-2, B and C in declining order of seniority.  ABCP relating to ineligible assets and traditional series were replaced with new tracking notes whose characteristics were designed to track the performance of the particular assets of the series to which they correspond.

The Company has estimated the fair value of the remaining AB Notes at December 31, 2009 using the following methodology and assumptions:

▪
Where the Company still retains AB Notes of the same class as were sold in the fourth quarter (including A-1 and A-2 AB Notes), the retained AB Notes were valued at the last transaction price of the partial sale in December 2009.  All of these notes were subsequently sold in 2010 for prices higher than their December 31, 2009 fair value.

▪
The other remaining notes, with a face value of $20.0 million (Cdn$20.9 million) and fair value of less than $0.7 million (Cdn$0.8 million), were valued at market bid prices provided by banks and traders active in the AB Notes market.

While the Company believes that it has utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets, there can be no assurance that management’s estimate of potential recovery as at December 31, 2009 is accurate.  Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.  However, the Company sold all of its remaining A-1 and A-2 notes in January 2010.

The secondary market for the Company’s remaining AB Notes (after the first quarter 2010 divestitures) is relatively illiquid; however, management will continue to monitor market developments in order to maximize value.

F.	ADDITIONAL FINANCING

The Company’s mining, processing, development and exploration activities may require additional external financing.  Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of our projects.  There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable.  At current metal prices, it is expected that the Company’s existing assets coupled with the cash flow from current operations will be sufficient to fund the construction of the New Afton and El Morro projects.

G.	RISK RELATING TO RECENT ACQUISITIONS

In 2009, the Company completed the business acquisition of Western Goldfields Inc.  In the prior year, the Company completed a business combination of New Gold, Metallica and Peak Gold.  There can be no assurances that the benefits anticipated from these acquisitions will be realized.

H.	DEPENDENCE ON MANAGEMENT

The Company relies heavily on the business and technical expertise of its management team and it is unlikely that this dependence will diminish in the near term.

I.	TITLE TO THE COMPANY’S MINERAL PROPERTIES

The acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to mineral concessions may be disputed.  Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of such properties will not be challenged or impaired.  Third parties may have valid claims underlying portions of the Company’s interest, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects.  As a result, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to the properties.  An impairment to or defect in our title to certain properties could have a material adverse effect on our business, financial condition or results of operations.

J.	LITIGATION

New Gold is party to material legal proceedings, which, if decided adversely to New Gold, may have a material adverse effect on the financial or business position or prospects of New Gold.  Shareholders are urged to read the description of the pending legal proceedings set out under the heading “Contingencies”.

FINANCIAL RISK MANAGEMENT

A.	CREDIT RISK

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.  The Company’s financial assets are primarily composed of cash and cash equivalents, investments and accounts receivable.  Credit risk is primarily associated with trade receivables and investments; however it also arises on cash and cash equivalents.  To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.  The Company sells its gold exclusively to large international organizations with strong credit ratings.  The Company’s revenue is comprised of gold sales to primarily five customers.

The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2009 is not considered to be high.  The Company’s maximum exposure to credit risk at December 31, 2009, is as follows:

(U.S. dollars in thousands)
	2009	2008
	$	$

Cash and cash equivalents	262,325	182,013
Restricted cash	9,201	-
Accounts receivable	10,345	11,232
Mark-to-market gain on fuel contracts	706	-
Investments	45,890	77,016
Reclamation deposits and other	17,646	4,900
	346,113	275,161

The aging of accounts receivable at December 31, 2009 was as follows:

(U.S. dollars in thousands)
	0-30	31-60	61-90	91-120	Over	2009	2008
	days	days	days	days	120 days	Total	Total
	$	$	$	$	$	$	$

Corporate	47	-	123	-	-	170	813
Mesquite mine	273	-	-	-	-	273	-
Peak Mines	3,913	-	-	-	9	3,922	3,455
New Afton	54	-	119	459	-	632	2,148
Cerro San Pedro	608	606	1,089	937	2,108	5,348	4,816
	4,895	606	1,331	1,396	2,117	10,345	11,232

A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions.  Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company has a bonding and insurance program, primarily with Chartis, formerly American International Specialty Lines Insurance Company (“AIG Insurance”) in respect of the operations and closure liabilities of the Mesquite Mine.  At December 31, 2009, the Company had $9.0 million in the account.  In September 2008, AIG Insurance’s parent company, American International Group, Inc. (“AIG”), suffered a liquidity crisis following the downgrade of its credit rating.  The United States Federal Reserve loaned money to AIG in order for the company to meet its obligations to post additional collateral to trading partners.  As a result of federal and state laws governing the operation of AIG Insurance and segregation of funds, it is not believed that the Company’s funds are at risk.  During 2009, AIG has been working through its restructuring under the supervision of the Federal Reserve Bank of New York and the U.S. Department of the Treasury.  The U.S. Department of the Treasury has a 78% stake in the equity of AIG.  Chartis is advancing towards the goal of becoming an independent property-casualty and general insurance company in 2010.

B.	LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated balance sheet.

(U.S. dollars in thousands)
	Less than			After	2009	2008
	1 year	1-3 years	4-5 years	5 years	Total	Total
	$	$	$	$	$	$
Accounts payable and
accrued liabilities	36,006	-	-	-	36,006	28,759
Long-term debt	12,088	15,147	52,553	178,679	258,467	238,447
Interest payable on
long-term debt	21,552	41,480	39,651	44,669	147,352	187,654
Gold contracts	19,206	57,095	19,685	-	95,986	-
	88,852	113,722	111,889	223,348	537,811	454,860

In the opinion of management, the working capital of $301.7 million at December 31, 2009, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements through its current reporting period. However, taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations.

The Company believes that external financing (which may include bank borrowings and future debt and equity offerings) will not be required to complete its major development projects.  A period of continuous low copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations.  In addition, management believes it will not need external financing to repay its long-term debt in 2017.

C.	CURRENCY RISK

The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk for the Company can be categorized as follows:

i.	Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

ii.	Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt.  The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

  (in thousands)
				2009
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	165,147	32,008	2,670	18
Investments	45,890	-	-	-
Accounts receivable	549	3,922	5,674	-
Reclamation deposit	6,211	-	-	-
Accounts payable and accruals	(6,529)	(11,566)	(8,806)	(94)
Reclamation and closure cost obligations	(1,846)	(8,330)	(4,314)	-
Long-term debt	(206,653)	-	-	-
Gross balance sheet exposure	2,769	16,034	(4,776)	(76)

				2008
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	88,977	15,213	531	-
Investments	77,017	-	-	-
Accounts receivable	2,667	-	5,228	-
Reclamation deposit	-	-	-	-
Accounts payable and accruals	(14,414)	(7,980)	(3,028)	-
Reclamation and closure cost obligations	(182)	(5,449)	(3,270)	-
Long-term debt	(223,951)	-	(238)	-
Gross balance sheet exposure	(69,886)	1,784	(777)	-

iii.	Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars.  Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results.  Some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net loss from the financial instruments presented by the amounts shown below.

            (in thousands)
	2009	2008
	$	$

Canadian dollar	277	700
Australian dollar	1,603	178
Mexican peso	478	70
Chilean peso	76	-
	2,434	948

D.	INTEREST RATE RISK

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments.  In particular, the Company is exposed to interest rate changes on the term loan facility.  The term loan facility interest payments are based on the U.S. dollar LIBOR which may fluctuate.  A 1.0% basis point change in the U.S. dollar LIBOR would result in an annual difference of approximately $0.3 million in the interest expense to the Company.  The Company has not entered into any derivative contracts to manage this risk.

Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

E.	COMMODITY PRICE RISK

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper.  World gold prices have historically fluctuated widely.  World gold prices are affected by numerous factors beyond our control, including:

▪	the strength of the U.S. economy and the economies of other industrialized and developing nations;
▪	global or regional political or economic crises;
▪	the relative strength of the U.S. dollar and other currencies;
▪	expectations with respect to the rate of inflation;
▪	interest rates;
▪	purchases and sales of gold by central banks and other holders;
▪	demand for jewelry containing gold; and
▪	investment activity, including speculation, in gold as a commodity.

As part of the Western Goldfields acquisition, the Company acquired gold contracts which mitigate the effects of price changes.  The Company declared these contracts an accounting cash flow hedge effective July 1, 2009.   At December 31, 2009, the Company had remaining gold forward sales contracts for 330,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 60 months.

In 2009, the Company’s revenues and cash flows were impacted by the rising copper prices. There is a time lag between the time of shipment for copper and final pricing, and changes in copper pricing can significantly impact the Company’s revenue and working capital position.  As of December 31, 2009, working capital includes copper concentrate receivables totalling 1.1 million pounds.  A $0.10 change in the copper price would have an impact of $0.1 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products.  The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives.  The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control.  The Company has entered into fuel contracts to mitigate these price risks.  At December 31, 2009, the Company had a remaining commitment of 3.0 million gallons of diesel over the next 12 months.

A 10% change in commodity prices would impact the Company’s net earnings before taxes and other comprehensive income before taxes as follows:

(U.S. dollars in thousands)
				Year ended December 31
	2009	2009	2008	2008
	Net	Other Comprehensive	Net	Other Comprehensive
	Earnings	Income	Earnings	Income
	$	$	$	$

Gold price	27,303	31,793	16,257	-
Copper price	3,531	-	969	-
Silver price	2,136	-	758	-
Fuel price	2,700	695	-	-

CONTRACTUAL OBLIGATIONS

(U.S. dollars in thousands)
		Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	$258,467	$12,088	$15,147	$52,553	$178,679
Interest payable on long-term debt	147,354	21,552	41,480	39,652	44,670
Commitments & permits	27,472	12,439	15,000	33	--
Asset retirement obligations	50,638	706	2,976	11,933	35,023
Total contractual obligations	$483,931	$46,785	$74,603	$104,171	$258,372

The majority of the Company’s contractual obligations consist of long-term debt and interest payable.  Long-term debt obligations are comprised of senior secured notes and subordinated convertible debentures.  The Notes, which were originally issued by New Gold pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum.  At December 31, 2009, the face value of the Notes totalled $178.7 million (Cdn$187.0 million) with remaining interest payable totaling $134.0 million (Cdn $140.3 million).  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.  Once the New Afton project is in commercial production, the Company is obligated to offer to repay a face value amount equal to 50% of excess cash flow each year, at the option of the noteholders.  The Company also has the option to prepay the Notes at a premium ranging from 114% to 101% (decreasing rates based on the length of time the Notes are outstanding).  These Notes are secured on the New Afton project assets and do not have recourse to other assets of New Gold.

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014.  At December 31, 2009, the aggregate principal of the subordinated convertible debentures was $52.6 million (Cdn$55.0 million) with remaining interest payable totaling $11.8 million (Cdn$12.3 million). Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

OUTSTANDING SHARES

As at March 4, 2010, there were 388,935,000 common shares of the Company outstanding.  The Company had 17,450,000 stock options outstanding under its share option plan, exercisable for 17,450,000 common shares.  In addition, the Company had 325,268,000 common share purchase warrants outstanding exercisable for 63,042,000 common shares.

ACCOUNTING POLICIES IMPLEMENTED EFFECTIVE JANUARY 1, 2009

a)	Accounting policies implemented effective January 1, 2009

i.
Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces CICA Handbook Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, Emerging Issues Committee (“EIC”) 27, Revenues and Expenditures in the Pre-operating Period is no longer applicable.  The adoption of Section 3064 did not have a material impact on the Company’s consolidated financial position and results of operations for the year ended December 31, 2009.

ii.
Effective January 1, 2009, the Company adopted CICA Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 was applicable for the Company’s business combinations with acquisition dates on or after January 1, 2009. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 was applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009.  The adoption of these standards had a significant impact on how the Company accounted for the business combination with Western Goldfields.  The impact was as follows:

▪
Transaction costs were not capitalized as part of the purchase consideration and instead were expensed as incurred.  As a result of this, the Company has expensed approximately $6.6 million of transaction costs.

▪
Measurement date for equity instruments issued by the Company was at the date of acquisition (May 27, 2009) and not at the average of a few days before and after the terms were agreed to and announced (March 4, 2009).  This resulted in using a share price of $2.63 versus a share price of $1.73.  This resulted in an increase in the purchase consideration for the Business Combination of $138.1 million, resulting in increased goodwill being recorded on the balance sheet.

iii.
On January 20, 2009, the CICA issued EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which clarifies that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments.  EIC 173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC 173.  The Company adopted this recommendation January 1, 2009. The adoption of this standard had a significant impact on the fair value of the gold forward sales at December 31, 2009.  Without the inclusion of the Company’s own credit risk the fair value of the gold hedge would have been $109.2 million compared to $96.0 million at December 31, 2009.

b)	Accounting policies implemented during the year ended December 31, 2009

i.	Derivative instruments

Derivative instruments are recorded at fair value. On July 1, 2009, the Company’s existing gold contracts and fuel contracts were designated as cash flow hedges under the requirements of CICA Handbook Section 3865, Hedges.  From that time forward, the effective portion of any gain or loss on the hedging instrument is recognized in other comprehensive income and the ineffective portion is included in other income as an unrealized gain (loss) on gold hedging or fuel contracts in the statement of operations. Prior to meeting the requirements for cash flow hedges, changes in the fair values of the Company’s derivative instruments were recognized in net income.

ii.	Financial Instruments Disclosures

In May 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair market value measurements for financial instruments and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly.  Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

iii.	Accounting Changes

In June 2009, the CICA issued amendments to CICA Handbook Section 1506 – Accounting Changes.  Section 1506 was amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting.  The amendments were effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009.  The adoption of IFRS, is not expected to qualify as an accounting change under CICA 1506.

iv.	Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved abstract EIC-174 – Mining Exploration Costs and withdrew EIC-126 – Accounting by Mining Enterprises for Exploration Costs.  The publication of EIC-174 covers all guidance in EIC-126 and provides additional guidance for mining exploration enterprises in circumstances where a test for impairment is required.  The adoption of this abstract did not have any impact on the Company’s consolidated financial statements.

v.	Equity

In August 2009, the CICA issued certain amendments to Section 3251 — Equity.  The amendments apply to entities that have adopted Section 1602 — Non-controlling interests.  The amendments require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests.  The amendments also require that non-controlling interests be presented separately as a component of equity.  The adoption of this standard has had no impact on the financial statements for the year ended December 31, 2009.

c)	Accounting policies to be implemented subsequent to December 31, 2009

i.	Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175 – Multiple Deliverable Revenue Arrangements, replacing EIC 142 – Revenue Arrangements with Multiple Deliverables.  This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.  The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  If the abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption.  As the Company has not adopted EIC 175, which is not mandatory until the year beginning January 1, 2011, the amendments are not applicable to the Company in the interim and there is no impact to the financial statements for the year ended December 31, 2009.

ii.	International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP. The Company expects the transition to IFRS to impact accounting policies, financing reporting, IT systems and processes, as well as certain business activities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Based on historical experience, current market conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances.  These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses.  The following have been identified as critical accounting policies and estimates and a change in these policies or estimates could materially impact the consolidated financial statements.  The Company’s complete accounting policies are described in Note 2 to the consolidated financial statements.

A.	INVENTORIES

Heap leach ore, work-in-process, finished goods, and stockpile ore are valued at the lower of average production costs or net realizable value.

Costs are added to ore on leach pad based on current mining costs, including applicable amortization and depletion relating to mining operations.  Costs are removed from ore on leach pad as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad.  The estimates of recoverable gold on the leach pad are calculated from the quantities of ore placed on the leach pad (based on measured tonnage), the grade of ore placed on the leach pad (based on assay results), and a recovery percentage (based on ore type).

Under the heap leaching process, ore on leach pad is treated with a chemical solution which dissolves the gold contained in the ore.  The solution is further processed in a plant where the gold is recovered.  Metal-in-process inventories represent metal in solution or in subsequent stages of the refining process.  In-process inventories are measured based on assays of the solution and projected recoveries from the refining circuit and are valued at average production cost or net realizable value.  Average production cost is based on the average cost of material fed into the process from the leach pad plus the in-process conversion costs, including applicable amortization relating to the process facilities.  Metal-in-process inventories are valued at the lower of average cost or net realizable value and any adjustment to net realizable value is reflected in the statement of operations as a component of mine operating costs.

Although the amount of recoverable gold ounces placed on the leach pad, based on tonnage and grade of ore, is reconciled to the gold ounces actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time.  The determination of both the ultimate recovery percentage and the quantity of metal expected over time requires the use of estimates, which are subject to revision since they are based upon metallurgical test work.  The Company expects to continue to process and recover metal from leach pads until no longer considered economically feasible.

Bullion (metal refined to industry purity standards) inventory, which includes metal held on our behalf by third parties, is valued at the lower of average production cost or net realizable value.

B.	MINERAL PROPERTIES

The Company records mineral property acquisition expenditures and mine development expenditures at cost. The Company capitalizes pre-production expenditures net of revenues received until the commencement of commercial production in accordance with GAAP.

A significant portion of the Company’s mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location.  If these estimates of reserve prices turn out to be inaccurate, or if the Company revises its mining plan for a location due to reductions in the price of gold or otherwise to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of the mineral property, plant and equipment or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

In addition, GAAP requires the Company to consider at the end of each accounting period whether or not there has been an impairment of capitalized mineral property, plant and equipment.  For producing properties, this assessment is based on whether factors are present that may indicate a need for a write-down.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be received or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the recorded value of its mineral property, plant and equipment, which would reduce the Company’s earnings and net assets.  Volatility in equity and commodity markets could have a significant impact on the valuation of our mineral properties.

C.	RECLAMATION OBLIGATIONS

The Company has an obligation to reclaim its properties after the minerals have been mined from the site and has estimated the costs necessary to comply with existing reclamation standards.  Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made.  The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount.  Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the units-of-production method.  At the end of each period the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).  If these estimates of costs or recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all of which would reduce the Company’s earnings and net assets.

D.	FUTURE TAX ASSETS AND LIABILITIES

The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized.  Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income.  Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. The Company has reviewed its tax assets at December 31, 2009 and based on management’s current view of future metal prices and exchange rates have determined that the tax assets are still recoverable.

In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that the changes in these estimates could occur and materially affect the amount of future income tax liabilities recorded at the balance sheet date.

E.	REVENUE RECOGNITION

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.  These types of adjustments can have a material impact on revenues.

F.	STOCK-BASED COMPENSATION

CICA Handbook, Section 3870, Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period.  The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed January 1, 2011 as the date International Financial Reporting Standards (“IFRS”) will replace current Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises.  This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP.

New Gold’s IFRS conversion project consists of three phases:  Scoping and Diagnostic, Detailed Evaluation, and Implementation and Review.

Phase 1: Scoping and Diagnostic – This phase included completion of a high-level impact assessment to identify key areas that may be affected by the conversion. Based on the results of this assessment, a detailed implementation plan was developed. New Gold completed the Scoping and Diagnostic phase in the first quarter of 2009.

Phase 2: Detailed Evaluation – In this phase, further evaluation of the financial statement areas impacted by IFRS is conducted. The evaluation includes detailed analysis of the IFRS – Canadian GAAP differences, and the selection of accounting policy choices under IFRS. This phase also includes a review of the impact on information technology and data systems, internal control over financial reporting, disclosure controls and procedures, financial reporting expertise and training requirements, and business activities (including compensation programs, debt covenants and other contractual arrangements). Based on the analysis performed to date, the Company is not expecting its information technology and data systems or its business activities to be significantly impacted. Phase 2 began in the second quarter of 2009 and is expected to continue through the first quarter of 2010.

Phase 3: Implementation and Review – This phase includes implementation of the required changes necessary for IFRS compliance. Final decisions on accounting policy choices and IFRS 1 exemptions will be approved and changes to business processes and internal controls resulting from policy changes will be implemented. Also included is the delivery of IFRS training and the development of an external communication plan. Preparation of an opening IFRS balance sheet and IFRS comparatives for 2010 reporting periods will commence during this phase. The Company will monitor changes in IFRS leading up to the

January 1, 2011 adoption date, and update its conversion efforts as required. Phase 3 began in the fourth quarter of 2009 and continues through 2010.

The analysis to date of IFRS and comparison with Canadian GAAP has identified a number of differences. Many of the differences will not have a material impact on the Company’s reported results and financial position.  Differences that could result in a material impact include, but may not be limited to:

A.	FINANCIAL INSTRUMENTS

IFRS requires the liability component of convertible financial instruments to be measured first and the residual amount assigned to the equity component. Canadian GAAP does not prescribe a method for assigning value to the liability and equity elements contained in a single instrument, but suggests two acceptable approaches: the method as described for IFRS, and the use of the relative fair values of the debt and equity elements.

The Company’s convertible debentures were bifurcated into a principal and conversion option feature using the relative fair values at the date of issue.  The principal component was recorded as debt with a portion, representing the estimated fair value of the conversion option feature at the date of issue, being allocated to equity.  This difference may require the Company to recalculate the debt and equity components of its convertible debentures.

Under IFRS, share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are required to be classified and accounted for as financial liabilities at their fair values with changes in fair values being included in net earnings. Under Canadian GAAP, all the Company’s outstanding share purchase warrants are classified and accounted for as equity. This difference may result in a reclassification of the Company’s share purchase warrants from equity to financial liability.

B.	IMPAIRMENT

Under IFRS, the impairment calculation is a one-step process in which discounted cash flows are compared to the carrying value of assets. Canadian GAAP requires a two-step impairment test in which the Company must first compare undiscounted cash flows to the carrying value of the assets, and only if the cash flows are below the carrying value does management need to discount the cash flows to calculate impairment. This may result in additional write-downs under IFRS where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

C.	ASSET RETIREMENT OBLIGATIONS

IFRS requires provisions to be updated at each balance sheet date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP requires the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.  IFRS also defines provisions as including both constructive and legal obligations, whereas Canadian GAAP limits the definition to legal obligations. These differences will require the Company to recalculate its asset retirement obligations and related asset amounts.

D.	FOREIGN CURRENCY TRANSLATION

IFRS utilizes a functional currency concept (currency of the primary economic environment in which the entity operates) to determine the method of measuring foreign currency translation. Canadian GAAP uses the concept of integrated and self-sustaining foreign operations.  As a result of this difference, the Company’s foreign operations may have a different functional currency under IFRS than under Canadian GAAP.

E.	IFRS 1 “FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS”

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS.  The Company is analyzing the optional exemptions applicable to its circumstances and will implement those determined to be most appropriate.

CONTROLS AND PROCEDURES

A.	DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

B.	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (“IFCR”) is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

▪	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

▪
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

▪
provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company’s management, including its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2009 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s Consolidated Financial Statements for the year ended December 31, 2009. Deloitte & Touche LLP as stated in their report, that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

C.	CHANGES IN INTERAL CONTROL OVER FINANCIAL REPORTING

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

ENDNOTES

1.
“Total cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America.  Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies.  The Company reports total cash cost on a sales basis.  Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash cost is then divided by gold ounces sold to arrive at the total cash cost per ounce sold.  The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.  This data is furnished to provide additional information and is a non-GAAP measure.  It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

2.	Average realized price per ounce of gold sold is a non-GAAP financial measure which:
▪	excludes from revenues unrealized gains and losses on non-hedge derivative contracts; and,
▪	includes revenues from the Amapari Mine which has been presented as a discontinued operation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this Management’s Discussion and Analysis, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this MD&A, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as "Risks Factors" included in New Gold's Annual Information Form filed on March 31, 2009 and Management Information Circular filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this MD&A are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this presentation concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Consolidated financial statements of

New Gold Inc.

December 31, 2009

New Gold Inc.
December 31, 2009

Management’s Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the Management Discussion and Analysis have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of New Gold Inc.  The financial information presented elsewhere in the Management Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements.  The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls.  These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced.  These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.  The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control.  The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements.  The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by Deloitte and Touche LLP, the independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).
(Signed) Robert Gallagher	(Signed) Brian Penny

Robert Gallagher	Brian Penny
Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Toronto, Ontario
March 4, 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
New Gold Inc.

We have audited the consolidated balance sheets of New Gold Inc. and subsidiaries (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of New Gold Inc. and subsidiaries as at December 31, 2009 and 2008 and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 4, 2010

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board  (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) our report to the Board of Directors and Shareholders, dated March 4, 2010, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 4, 2010

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
New Gold Inc.

We have audited the internal control over financial reporting of New Gold Inc. and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2009 of the Company and our report dated March 4, 2010 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 4, 2010

New Gold Inc.
Consolidated statements of operations
Year ended December 31, 2009
(Expressed in thousands of U.S. dollars, except share and per share amounts)

	2009	2008
	$	$

Revenues	323,780	143,083
Operating expenses	(176,491)	(103,130)
Depreciation and depletion	(58,668)	(18,551)
Earnings from mine operations	88,621	21,402

Corporate administration	(24,689)	(22,446)
Business combination transaction costs	(6,583)	-
Exploration	(6,412)	(4,026)
Goodwill impairment charge (Note 4 (a))	(192,099)	-

Loss from operations	(141,162)	(5,070)
Other income (expense)
Realized and unrealized gain on gold contracts (Note 11 (a))	8,161	-
Realized and unrealized gain on fuel contracts (Note 11 (b))	797	-
Realized and unrealized loss on investments	351	-
Interest and other income	4,896	5,374
Gain on redemption of long-term debt (Note 10(a))	14,236	-
Interest and finance fees	(3,140)	(1,507)
Gain (loss) on foreign exchange	(52,667)	68,819

Earnings (loss) before taxes	(168,528)	67,616
Income and mining taxes (Note 13)	(14,906)	3,268

Net earnings (loss) from continuing operations	(183,434)	70,884
Loss from discontinued operations, (Note 8)	(10,882)	(173,563)
Net loss	(194,316)	(102,679)

Earnings (loss) per share from continuing operations
Basic and diluted	(0.60)	0.48

Loss per share from discontinued operations
Basic and diluted	(0.04)	(1.17)

Loss per share
Basic and diluted	(0.64)	(0.69)

Weighted average number of shares outstanding
(in thousands)
Basic	306,288	148,126
Diluted	306,288	148,616

(i) Stock option expense (a non-cash item included in corporate
administration)	(6,621)	(7,039)

See accompanying notes to the consolidated financial statements

New Gold Inc.
Consolidated statements of comprehensive loss
Year ended December 31, 2009
(Expressed in thousands of U.S. dollars)
	2009	2008
	$	$

Net loss	(194,316)	(102,679)

Other comprehensive income (loss)
Unrealized losses on mark-to-market of gold contracts	(45,698)	-
Unrealized gains on mark-to-market of fuel contracts	189	-
Gain on available-for-sale securities (net of tax of $Nil)	-	1,160
Future income tax	17,870	-
Total other comprehensive income (loss)	(27,639)	1,160
Total comprehensive loss	(221,955)	(101,519)

See accompanying notes to the consolidated financial statements

New Gold Inc.
Consolidated balance sheets
as at December 31
(Expressed in thousands of U.S. dollars)
	2009	2008
	$	$
Assets
Current assets
Cash and cash equivalents	262,325	182,013
Restricted cash (Note 5)	9,201	-
Accounts receivable	10,345	11,232
Inventories (Note 6)	86,299	23,265
Future income and mining taxes (Note 13)	8,848	2,690
Current portion of mark-to-market gain on fuel contracts (Note 11)	706	-
Prepaid expenses and other	6,933	4,991
Current assets of operations held for sale (Note 8)	10,298	18,746
Total current assets	394,955	242,937

Investments (Note 7)	45,890	77,016
Mining interests (Note 9)	2,000,438	1,609,224
Future income tax asset (Note 13)	2,250	-
Reclamation deposits and other (Note 14)	17,646	4,900
Assets of operations held for sale (Note 8)	27,080	23,624
Total assets	2,488,259	1,957,701

Liabilities
Current liabilities
Accounts payable and accrued liabilities	36,033	28,759
Current portion of long-term debt (Note 10)	12,088	-
Current portion of mark-to-market loss on gold contracts (Note 11 (a))	19,206	-
Income and mining taxes payable (Note 13)	15,677	5,126
Current liabilities of operations held for sale (Note 8)	10,414	20,120
Total current liabilities	93,418	54,005

Reclamation and closure cost obligations (Note 14)	19,889	8,701
Mark-to-market loss on gold contracts (Note 11 (a))	76,780	-
Future income and mining taxes (Note 13)	316,426	224,068
Long-term debt (Note 10)	225,456	212,387
Employee benefits and other	5,355	3,808
Liabilities of operations held for sale (Note 8)	19,890	12,944
Total liabilities	757,214	515,913

Shareholders' equity
Common shares (Note 12 (a))	1,810,865	1,321,110
Contributed surplus	82,984	65,409
Share purchase warrants (Note 12 (e))	150,656	145,614
Equity component of convertible debentures	21,604	21,604
Accumulated other comprehensive loss	(29,205)	(406)
Deficit	(305,859)	(111,543)
	(335,064)	(111,949)
Total shareholders' equity	1,731,045	1,441,788
Total liabilities and shareholders' equity	2,488,259	1,957,701

Commitments and contingencies (Note 21)

Approved by the Board

(Signed) Robert Gallagher
Robert Gallagher, Director

(Signed) James Estey
James Estey, Director

See accompanying notes to the consolidated financial statements

New Gold Inc.
Consolidated statements of shareholders' equity
Year ended December 31, 2009
(Expressed in thousands of U.S. dollars, except share amounts)
	2009	2008
	$	$
Common shares
Balance, beginning of year	1,321,110	339,796
Shares issued, net of share issue costs	103,122	-
Shares issued for mineral properties	63	-
Acquisition of Western Goldfields (Note 4 (a))	375,367	-
Exercise of options	11,203	3,022
Exercise of special warrants	-	80,448
Exercise of warrants	-	3,167
Acquisition of Metallica (Note 4 (b)(i))	-	605,139
Acquisition of NGI (Note 4 (b)(ii))	-	289,538
Balance, end of year	1,810,865	1,321,110

Contributed surplus
Balance, beginning of year	65,409	6,166
Exercise of options	(5,803)	(1,664)
Acquisition of Western Goldfields (Note 4 (a))	9,949	-
Acquisition of Metallica (Note 4 (b)(i))	-	7,294
Acquisition of NGI (Note 4 (b)(ii))	-	8,241
Expiry of warrants	6,808	38,333
Stock-based compensation	6,621	7,039
Balance, end of year	82,984	65,409

Special warrants
Balance, beginning of year	-	104,166
Exercise of special warrants	-	(104,166)
Balance, end of year	-	-

Share purchase warrants
Balance, beginning of year	145,614	57,673
Acquisition of Western Goldfields (Note 4 (a))	11,850	-
Acquisition of Metallica (Note 4 (b)(i))	-	46,674
Acquisition of NGI (Note 4 (b)(ii))	-	57,415
Exercise of special warrants	-	23,718
Exercise of warrants	-	(1,533)
Expiry of warrants	(6,808)	(38,333)
Balance, end of year	150,656	145,614

Equity component of convertible debentures
Balance, beginning of year	21,604	-
Acquisition of NGI (Note 4 (b)(ii))	-	21,604
Balance, end of year	21,604	21,604

Accumulated other comprehensive loss
Balance, beginning of year	(406)	(1,566)
Net change in fair value of hedging instruments (Note 11)	(27,639)	-
Reclassification of gains on available-for-sale investments to earnings	(1,160)	-
Unrealized gain on available-for-sale investments	-	1,160
Balance, end of year	(29,205)	(406)

Deficit
Balance, beginning of year	(111,543)	(8,864)
Net loss	(194,316)	(102,679)
Balance, end of year	(305,859)	(111,543)

Total shareholders' equity	1,731,045	1,441,788

See accompanying notes to the consolidated financial statements

New Gold Inc.
Consolidated statements of cash flows
Year ended December 31, 2009
(Expressed in thousands of U.S. dollars)
	2009	2008
	$	$
Operating activities
Net Loss	(194,316)	(102,679)
Loss from discontinued operations	10,882	173,563
Items not involving cash
Goodwill impairment charge (Note 4 (a))	192,099	-
Unrealized and realized gain on gold contracts	(12,389)	-
Unrealized gain on fuel contracts	(523)	-
Unrealized foreign exchange loss (gain)	46,057	(66,677)
Depreciation and depletion	59,473	18,866
Stock option expense	6,621	7,039
Future income and mining taxes	(1,441)	(9,741)
Gain on redemption of long-term debt	(14,236)	-
Other	-	1,129
Loss on investments	351	-
Change in non-cash working capital (Note 15)	(13,597)	1,573
Cash provided by continuing operations	78,981	23,073
Cash provided by discontinued operations	5,576	1,612

Investing activities
Mining interests	(111,522)	(126,791)
Reclamation deposits	(1,547)	(1,225)
Cash acquired in business combination and asset acquisition (Note 4 (a))	20,735	137,718
Receipt of accrued interest on investments	3,015	-
Proceeds from settlement of investments	36,636	32,440
Cash provided by (used in) continuing operations	(52,683)	42,142
Cash used in discontinued operations	(1,405)	(7,077)

Financing activities
Common shares issued	107,015	2,991
Repayment of long-term debt	(66,981)	(10,000)
Cash provided by (used in) continuing operations	40,034	(7,009)
Cash provided by (used in) discontinued operations	(7,000)	7,000

Effect of exchange rate changes on cash and cash equivalents	13,980	(23,997)

Increase in cash and cash equivalents	77,483	35,744
Cash and cash equivalents, beginning of year	185,668	149,924
Cash and cash equivalents, end of year	263,151	185,668

Comprised of
Cash and cash equivalents of continuing operations	262,325	182,013
Cash and cash equivalents of discontinued operations	826	3,655
	263,151	185,668

Cash and cash equivalents are comprised of
Cash	84,961	21,398
Short-term money market instruments	178,190	164,270
	263,151	185,668

Supplemental cash flow information (Note 15)

See accompanying notes to the consolidated financial statements

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

1.           Description of business and nature of operations

New Gold Inc. and its wholly owned subsidiaries are gold producers engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation.  New Gold Inc.’s assets are comprised of the Mesquite Mine in the United States (“U.S.”), the Cerro San Pedro Mine in Mexico, and the Peak Mine in Australia.  Significant development projects include the New Afton copper-gold project in Canada and a 30% interest in the El Morro copper-gold project in Chile.  New Gold Inc. also owns the Amapari Mine in Brazil.

On June 30, 2008 New Gold Inc. (“NGI”), Metallica Resources Inc. (“Metallica”) and Peak Gold Ltd. (“Peak Gold”) completed a business combination and the acquisition of assets (the “Transaction” see Note 4 (b)).  In accordance with the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1581, Business Combinations, Peak Gold has been identified as the acquirer for accounting purposes.  As such, these consolidated financial statements are a continuation of the consolidated financial statements of Peak Gold, with the comparative information being that of Peak Gold.  Following completion of the Transaction, Peak Gold changed its name to New Gold Inc. (“New Gold” or the “Company”) for financial reporting purposes.  References to NGI in these consolidated financial statements refer to transactions involving the pre-transaction public company New Gold Inc. These consolidated financial statements include the operating results of NGI and Metallica since June 30, 2008.  Prior to this date, only the operations of Amapari and Peak Mine were included.

In connection with the Transaction, shareholders of Peak Gold exchanged one common share of Peak Gold for 0.1 of a New Gold common share and nominal cash consideration.

In the second quarter of 2009, the Company completed a business combination (“Business Combination” see Note 4 (a)) with Western Goldfields Inc. (“Western Goldfields”). The Business Combination was completed by way of plan of arrangement that was approved by the New Gold and Western Goldfields shareholders on May 13 and May 14, 2009, respectively and which received final court approval on May 27, 2009.  May 27, 2009 was determined to be the date of acquisition and these consolidated financial statements include the results of Western Goldfields from May 27, 2009 to December 31, 2009.

At December 31, 2009, the Amapari Mine was classified as a discontinued operation and therefore all financial results for this mine has been presented separately from continuing operations for current and comparative periods (see Note 8). Prior year comparative figures have been restated to conform to current period presentation.  As described in Note 22 (b), subsequent to December 31, 2009, the Company has reached an agreement to dispose of the Amapari Mine subject to certain conditions including financing.

As described in Note 22 (a), subsequent to December 31, 2009, the Company exercised its right of first refusal on the El Morro development project, completed the acquisition of the 70% interest from Xstrata, and subsequently completed a transaction with Goldcorp which resulted in a Goldcorp subsidiary now holding the 70% interest.  The Company continues to own a 30% interest in El Morro.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the significant accounting policies outlined below.  Material differences between Canadian GAAP and generally accepted accounting principles in the United States (“US GAAP”) are described in Note 24.

(a)           Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. In the opinion of the management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position as at December 31, 2009 and 2008 and results of operations and comprehensive income (loss), shareholders’ equity and cash flows for the years then ended, have been made.

The principal subsidiaries of the Company as of December 31, 2009 are as follows:

Subsidiary	Interest

Metallica Resources Inc.	100%
Metallica Resources Alaska Inc.	100%
Minera Metallica Resources Chile Limitada	100%
Minera San Xavier, S.A. de C.V.	100%
Mineração Pedra Branca do Amapari Ltda (“Amapari”)	100%
Peak Gold Mines Pty	100%
Inversiones El Morro Limitada	100%
Western Goldfields Inc.	100%
Western Goldfields (USA) Inc.	100%
Western Mesquite Mines Inc.	100%

Variable interest entities (“VIE’s”) as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.  The Company has determined that it does not have any investments that qualify as VIE’s.

All intercompany transactions and balances are eliminated.

(b)           Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements.  Actual results may differ from those estimates.

The preparation of consolidated financial statements in conformity with Canadian GAAP and US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, measurement of revenue and accounts receivable, the quantities of material on leach pads and in circuit and the recoverable gold in this material used in determining the estimated net realizable value of inventories, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area,

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(b)           Use of estimates (continued)

the assumptions used in the accounting for stock-based compensation, valuation of warrants, valuation of embedded derivatives, valuation of derivative instruments, valuation of investments, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

(c)           Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of acquisition to be cash equivalents. These highly liquid investments only comprise short-term Canadian and U.S. government treasury bills.

(d)           Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mining interests. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.

The recovery of gold and silver from certain ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads for current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold and silver are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold  and silver on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).  Although the quantities of recoverable gold and silver placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  The recovery of gold and silver from the leach pad is not known until the leaching process has concluded.

In-process inventory represents materials that are currently in the process of being converted into finished goods.  The average production cost of finished goods represents the average cost of in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

Supplies are valued at the lower of average cost and net realizable value.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(e)           Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions.  Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives, if shorter than the mine life.

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition.  The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine.  The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves.  Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above.  At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically recoverable the capitalized costs are written off.

Exploration costs incurred to the date of establishing that a property is economically recoverable are expensed.  Further development expenditures are capitalized to the property.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in operations.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets.  An impairment loss is measured and recorded based on discounted estimated future cash flows.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(e)           Mining interests (continued)

Interest expense allocable to the costs of developing mining properties and constructing new facilities is capitalized and included in the carrying amounts of related assets until mining properties reach commercial production and facilities are ready for their intended use.

(f)           Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment.  These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, or changes in laws and regulations.

(g)           Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes.  Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.  Upon business acquisitions, the liability method results in a gross-up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

(h)           Employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and it is capable of being measured reliably.  Liabilities recognized in respect of employee benefits expected to be settled within 12 months are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognized in respect of employee benefits which are not expected to be settled within one year are measured at the present value of the estimated future cash outflows to be made by the Company in respect of services provided by employees up to reporting date.

(i)           Foreign currency translation

The Company’s functional currency and that of its subsidiaries is the U.S. dollar. Transaction amounts denominated in foreign currencies (currencies other than U.S. dollars) are translated into U.S. dollars at exchange rates prevailing at the transaction dates. Carrying values of foreign currency monetary assets and liabilities are adjusted at each balance sheet date to reflect the U.S. exchange rate prevailing at that date. Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings. In addition, unrealized gains and losses due to movement in exchange rates on

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(i)           Foreign currency translation (continued)

cash balances held in foreign currencies are shown separately on the consolidated statements of cash flows.

The accounts of subsidiaries, which are considered to be integrated operations, are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period and non-monetary assets and liabilities are translated using historical exchange rates. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income or loss.

(j)           Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common shares equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method and if converted method, as applicable, which requires the calculation of diluted earnings per share by assuming that outstanding stock options, warrants and convertible debentures with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the period.

(k)           Revenue recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to buyer, collection is reasonably assured and the price is reasonably determinable.  Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.  Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement.  Refining and treatment charges are netted against revenue for sales of metal concentrate.

(l)           Long-term incentive plans

As part of its long-term incentive plans, the Company has established an employee stock option plan.  The Company applies the fair value method of accounting for all stock option awards. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the vesting period of the options.

The Company has also established a share unit award plan that will result in future cash payments to the holder of share unit awards as a long-term incentive plan.  As the Company is required to settle this award in cash based on the market price of the Company’s common shares, the Company will record the obligation as a liability based on the vesting of the awards.  Changes in the fair value of the award are included in compensation expense.

 (m)           Financial instruments - recognition and measurement

The Company classifies all financial instruments as held-to-maturity, available-for-sale, held for trading, loans and receivables, or other financial liabilities.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized  gains  and  losses  recognized  in  other  comprehensive  income.  Instruments

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(m)           Financial instruments - recognition and measurement (continued)

classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of operations.

The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date.  The quoted market price used for financial assets held by the Company is the current bid price.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values.

The Company has designated its cash and cash equivalents and short-term investments as held-for-trading.  The Company has designated its asset backed notes (“AB Notes”) as held-for-trading.  Receivables are classified as loans and receivables.  Accounts payable and accrued liabilities, short-term borrowings and long-term debt are classified as other financial liabilities.  The accrued liability related to the share unit award plan has been classified as a financial liability held for trading.

Transaction costs related to financial instruments classified as held for trading are recognized immediately into income. For financial instruments classified as other than as held for trading, transaction costs are added to the financial instrument in accordance with the provision of CICA Handbook Section 3855.

Long-term debts are financial instruments which have been recorded at fair value at the date of acquisition and will be measured at amortized cost going forward.

(n)           Comprehensive income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources.  In accordance with this standard, the Company reports a statement of comprehensive income and accumulated other comprehensive income, in the shareholders’ equity section of the consolidated balance sheet.  The components of other comprehensive income may include unrealized gains and losses on financial assets classified as available-for-sale, exchange gains and losses arising from the translation of financial statements of a self-sustaining foreign operation and the effective portion of the changes in fair value of cash flow hedging instruments.

(o)           Accounts receivable

Accounts receivable are carried at the lower of amortized cost or net realizable value. Accounts receivable are written off as they are determined to be uncollectible.  No accounts receivable were written off during the years ended December 31, 2009 and 2008.

(p)           Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities in the reporting unit. Goodwill is not amortized.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2.           Summary of significant accounting policies (continued)

(p)           Goodwill (continued)

The Company evaluates, on an annual basis or as circumstances warrant, the carrying amount of goodwill to determine whether current events and circumstances indicate that the  carrying amount may no longer be recoverable. To accomplish this evaluation, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting unit’s carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value of goodwill over the implied fair value is charged to earnings. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

 (q)           Reclamation deposits

The Company maintains cash deposits that are restricted to the funding of reclamation costs. Cash deposits are required under a reclamation insurance policy that the Company has purchased for the Mesquite Mine.  For the New Afton Development, the Company has placed cash on deposit to fund future reclamation costs anticipated under a reclamation plan approved by the Province of British Columbia.  Reclamation deposits are designated as available-for-sale, are recorded at fair value, and are classified as a non-current asset.

(r)           Derivative instruments

The Company has entered arrangements for the purchase of fuel and the sale of gold.  The Company has designated these relationships as cash flow hedges.  As described in Note 10 (a), the Company has entered into a contract that contains an embedded derivative. This embedded derivative is not an accounting hedge.  Financial and derivative instruments, including embedded derivatives, are recorded at fair values on the Company’s balance sheet, with gains and losses for the effective portion of the hedging instruments in each period included in other comprehensive income, and the gains and losses for the ineffective portion of the hedging instrument and the gains or losses on the embedded derivative included in net income.

Fair values are determined using valuation techniques. These techniques use assumptions based on market conditions existing at the balance sheet date.

3.           Changes in accounting policies

(a)           Accounting policies implemented effective January 1, 2009

(i)
Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces CICA Handbook Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the adoption of this standard, Emerging Issues Committee (“EIC”) 27, Revenues and Expenditures in the Pre-operating Period is no longer applicable.  The adoption of Section 3064 did not have a material impact on the Company’s consolidated financial position and results of operations for the year ended December 31, 2009.

(ii)
Effective January 1, 2009, the Company adopted CICA Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaces CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3.	Changes in accounting policies (continued)

(a)           Accounting policies implemented effective January 1, 2009 (continued)

standard under International Financial Reporting Standards (“IFRS”). Section 1582 was applicable for the Company’s business combinations with acquisition dates on or after January 1, 2009. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements.  Section 1601 was applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009.  The adoption of these standards had a significant impact on how the Company accounted for the business combination with Western Goldfields. The impact was as follows:

•
Transaction costs were not capitalized as part of the purchase consideration and instead were expensed as incurred. As a result of this, the Company has expensed approximately $6.6 million of transaction costs.

•
Measurement date for equity instruments issued by the Company was at the date of acquisition (May 27, 2009) and not at the average of a few days before and after the terms were agreed to and announced (March 4, 2009). This resulted in using a share price of $2.63 versus a share price of $1.73. This resulted in an increase in the purchase consideration for the Business Combination of $138.1 million, resulting in increased goodwill being recorded on the balance sheet (Note 4 (a)).

(iii)
On January 20, 2009, the CICA issued EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which clarifies that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC 173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC 173. The Company adopted this recommendation January 1, 2009. The adoption of this standard had a significant impact on the fair value of the gold forward sales at December 31, 2009. Without the inclusion of the Company’s own credit risk the fair value of the gold hedge liability would have been $109.2 million compared to $96.0 million at December 31, 2009.

(b)           Accounting policies implemented during the year ended December 31, 2009

(i)           Derivative instruments

Derivative instruments are recorded at fair value. On July 1, 2009, the Company’s existing gold contracts and fuel contracts were designated as cash flow hedges under the requirements of CICA Handbook Section 3865, Hedges. From that time forward, the effective portion of any gain or loss on the hedging instrument is recognized in other comprehensive income and the ineffective portion is included in other income as an unrealized gain (loss) on gold hedging or fuel contracts in the statement of operations. Prior to meeting the requirements for cash flow hedges, changes in the fair values of the Company’s derivative instruments were recognized in net income.

(ii)           Financial Instruments Disclosures

In May 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair market value measurements for financial instruments and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair values of assets and liabilities included in Level 1 are

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3.           Changes in accounting policies (continued)

(b)           Accounting policies implemented during the year ended December 31, 2009 (continued)

determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly.  Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.  The required disclosures are included in Note 19.

(iii)           Accounting Changes

In June 2009, the CICA issued amendments to CICA Handbook Section 1506 – Accounting Changes.  Section 1506 was amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting.  The amendments were effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009.  The adoption of IFRS, as described in Note 3 (c) is not expected to qualify as an accounting change under CICA 1506.

(iv)           Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved abstract EIC-174 – Mining Exploration Costs and withdrew EIC-126 – Accounting by Mining Enterprises for Exploration Costs.  The publication of EIC-174 covers all guidance in EIC-126 and provides additional guidance for mining exploration enterprises in circumstances where a test for impairment is required.  The adoption of this abstract did not have any impact on the Company’s consolidated financial statements.

(v)           Equity

In August 2009, the CICA issued certain amendments to Section 3251 — Equity.  The amendments apply to entities that have adopted Section 1602 — Non-controlling interests.  The amendments require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests.  The amendments also require that non-controlling interests be presented separately as a component of equity.  The adoption of this standard has had no impact on the financial statements for the year ended December 31, 2009.

(c)           Accounting policies to be implemented subsequent to December 31, 2009

(i)           Multiple Deliverable Revenue Arrangements

In December 2009, the CICA issued EIC 175 – Multiple Deliverable Revenue Arrangements, replacing EIC 142 – Revenue Arrangements with Multiple Deliverables.  This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3.           Changes in accounting policies (continued)

(c)           Accounting policies to be implemented subsequent to December 31, 2009 (continued)

(4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance.  The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted.  Adoption may either be on a prospective basis or by retrospective application.  If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption.  As the Company has not adopted EIC 175, which is not mandatory until the year beginning January 1, 2011, the amendments are not applicable to the Company in the interim and there is no impact to the financial statements for the year ended December 31, 2009.

           (ii)           International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. This will result in the Company reporting under IFRS starting with the interim period ending March 31, 2011, with restatement for comparative purposes of amounts reported under Canadian GAAP. The Company expects the transition to IFRS to impact accounting policies, financing reporting, IT systems and processes, as well as certain business activities.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4.           Business combination and asset acquisition

(a)           Acquisition of Western Goldfields Inc.

On March 4, 2009, the Company announced that it had entered into a definitive agreement to acquire all of the outstanding common shares of Western Goldfields. Under the agreement, the Company exchanged one common share and nominal cash consideration for each common share of Western Goldfields. The Business Combination received final court approval on May 27, 2009.

142,796,000 common shares issued to Western Goldfields’ shareholders were valued at a $2.63 per share. The value per share was determined using the May 27, 2009 closing share price of New Gold. Holders of options, warrants and other convertible instruments of Western Goldfields exchanged such equity instruments for similar securities of New Gold at an exchange rate of one to one.

The final allocation of the purchase price based on the consideration paid and on Western Goldfields net assets acquired is as follows:

$

Issuance of New Gold shares (142,796,000 common shares)	375,554
Fair value of options issued	9,949
Fair value of warrants issued	11,850
Purchase consideration	397,353

Net assets acquired
Net working capital (including cash of $20,735)	39,427
Plant and equipment	102,693
Mining interest	234,479
Reclamation deposits	8,978
Other assets	1,790
Fair value of gold contracts	(50,960)
Long-term debt	(56,984)
Reclamation and closure costs obligations	(5,221)
Future income taxes	(68,948)
Goodwill	192,099
397,353

For purposes of these consolidated financial statements the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, including allocation of mining interest to depletable and non-depletable properties, based on management’s best estimates and available information at the time of the Business Combination.

Western Goldfields contributed $94.5 million and a loss of $159.3 million to the Company’s consolidated revenues and loss of continuing operations, respectively, since the date of acquisition.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4.           Business combination and asset acquisition (continued)

(a)           Acquisition of Western Goldfields Inc. (continued)

In December 2009, the Company completed a review of certain tax positions related to the acquisition.  As a result of this review, the preliminary fair value allocation has been adjusted to reflect this review.  This review has resulted in adjustments to future income tax assets and liabilities.

(i)           Goodwill impairment charges

In preparing its first quarter consolidated financial statements, the Company elected to early adopt Section 1582. The acquisition date was determined to be May 27, 2009, the date the court approved the Business Combination under the Ontario Business Corporation Act (“OBCA”). On May 27, 2009, the share price was $2.63 (Cdn$2.92) which resulted in additional purchase consideration of $138.1 million that would not have been recorded under the Company’s previous accounting policy. As a result, the Company recorded approximately $192.1 million in goodwill for the Business Combination with Western Goldfields.

The Company allocated its goodwill to the Mesquite Mine as it was the only reporting unit acquired pursuant to the Western Goldfields Business Combination. The net asset value of the Mesquite Mine consists of plant and equipment and mining properties. Plant and equipment were valued using an independent third party valuator. Mining properties were valued using the discounted cash flow of proven and probable reserves, measured, indicated and inferred resources. In addition, the Company valued the exploration potential using prices paid for similar market transactions.

The carrying value of goodwill is reviewed at least annually and when impairment indicators exist. Asset valuations and impairment charges are based on management estimates and assumptions.

The Company determined that it could not support the carrying value of this goodwill and as a result the Company has recorded a goodwill impairment charge of $192.1 million for the year ended December 31, 2009.

(ii)           Pro forma financial information (unaudited)

The following unaudited pro forma information for the year ended December 31, 2009 reflects the acquisition of Western Goldfields as if it had been completed as of January 1, 2009.  These unaudited pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the date indicated or that may be obtained in the future.

2009
$

Revenues	365,278
Net loss	(218,430)

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4.           Business combination and asset acquisition (continued)

 (b)           Acquisition of Metallica and NGI

On May 9, 2008, the Company entered into a definitive agreement to complete a business combination (the “Transaction”) with Metallica and NGI.

(i)           Metallica

The acquisition of Metallica has been accounted for as a purchase transaction.  Shareholders of Metallica received 0.9 of a New Gold common share and nominal cash consideration for each one common share of Metallica.

87,448,000 common shares were issued to Metallica shareholders valued at $6.92 per share.  The value per share was determined with reference to the share price of New Gold common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement on March 31, 2008.  Holders of options, warrants or other convertible instruments of Metallica (“Metallica equity instruments”) exchanged such equity instrument for similar securities of New Gold at an exchange ratio of 0.9 and at a price equivalent to the original price divided by 0.9.

The final allocation of the purchase price based on the consideration paid and Metallica’s net assets acquired was as follows:
$

Issuance of New Gold shares (87,448,000 common shares)	605,139
Fair value of options issued	7,294
Fair value of warrants issued	46,674
Transaction costs	3,651
Purchase consideration	662,758

Net assets acquired
Net working capital acquired (including cash of $34,154)	35,340
Mineral interest	814,352
Other long-term assets	2,214
Long-term liabilities	(3,684)
Future income tax liability	(185,464)
662,758

(ii)           NGI

This element of the Transaction has been accounted for as a purchase of assets and assumption of liabilities of NGI by Peak Gold.

In accordance with the determination that Peak Gold is the accounting acquirer in this Transaction, the deemed consideration is the market value of the 37,006,000 NGI common shares and the fair value of options, warrants and convertible or exchangeable securities of NGI currently outstanding.  As at June 30, 2008, there were options, warrants, convertible or exchangeable securities and other rights to acquire an aggregate of 30,679,000 common shares of NGI.  The common shares of NGI have been valued at $7.82 per share, the share price of NGI as of June 30, 2008, the closing date of the Transaction.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4.           Business combination and asset acquisition (continued)

(b)           Acquisition of Metallica and NGI (continued)

The final allocation of the purchase price based on the consideration paid and NGI’s net assets acquired is as follows:
$

Issuance of New Gold shares (37,006,000 common shares)	289,538
Fair value of options issued	8,241
Fair value of warrants issued	57,415
Transaction costs	4,011
Purchase consideration	359,205

Net working capital (including cash of $103,564)	85,687
Mineral interest	537,720
Other assets	94,631
Long-term liabilities	(252,892)
Future income tax liability	(84,337)
Convertible debentures	(21,604)
359,205

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, including allocation of mining interests to depletable and non-depletable properties, based on management’s best estimates and all available information at the time of the Transaction.

5.           Restricted cash

The Company has a term loan facility with a syndicate of banks (Note 10 (c)). On October 7, 2009, the terms of the loan facility were amended.  Under the requirements of the amended terms of this facility, the Company has set aside $9.2 million (2008 - $nil) in a debt service reserve account.  The debt service reserve account is established to hold an amount equal to the debt service amounts (principal and interest) payable on the next repayment date as set out in the amended credit agreement, and thereafter any surplus funds may be returned to the Company.  Interest earned on the debt service reserve account is for the account of the Company.

Upon the acquisition of Western Goldfields, the Company acquired restricted cash related to the original term loan facility.  This restricted cash was held in a cost overrun account until the completion of the Mesquite Mine development project which was deemed to have occurred under the terms of the amended credit agreement on October 7, 2009.  The unused funds from this account were applied to the debt service reserve account in connection to the amended credit agreement.

As described in Note 22 (d), the Company retired its term loan facility on February 26, 2010 by prepaying the amount due.  Upon the retirement of the term loan facility, the restricted cash has been released to the Company.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

6.           Inventories
	2009	2008
	$	$

Heap leach ore (a)	58,169	14,252
Work-in-process (b)	13,907	5,008
Finished goods	4,819	542
Stockpiled ore (c)	55	112
Supplies	9,349	3,351
	86,299	23,265

(a)           Heap leach ore

The recovery of gold ore at the Cerro San Pedro and Mesquite Mines is achieved through the heap leaching process.  Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore.

(b)           Work-in-process

Work-in-process is the stage between the product (gold, silver and copper) as it sits as a raw material (mined or stockpiled) and when it has been converted into the finished product (doré or concentrate).

(c)           Stockpiled ore

The low-grade stockpiled ore is located at the Peak Mine and is forecasted to be drawn down throughout the remainder of the life of the mine.

The amount of inventories recognized in operating expenses for the year is $161.5 million (2008 - $97.7 million).  There were no write-downs or reversals of write-downs during the year.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

7.           Investments

The Company owns $99.4 million (Cdn$104.0 million) (2008 – $138.4 million (Cdn$169.0 million)) of face value of long-term asset backed notes (“AB Notes”). These AB Notes were issued as replacement of asset backed commercial paper (“ABCP”) formerly held by the Company. When the ABCP matured but was not redeemed in 2007, it became the subject of a restructuring process that replaced the ABCP with long-term asset backed securities. The restructuring was completed and the AB Notes were issued on January 21, 2009.  The Company has designated the investments as held-for-trading financial instruments.

During the year ended December 31, 2009, the Company disposed of $53.5 million (Cdn$56.3 million) of face value AB Notes for total proceeds of $29.8 million (Cdn$31.2 million).  Also the Company received principal repayments of Cdn$9.4 million as a return of capital of the Cdn$9.5 million face value MAV 3 Class 9 AB Notes.  Additionally, income relating to the period from when the ABCP was initially purchased in 2007 until August 31, 2008 was distributed to all investors of which the Company received Cdn$5.8 million in respect of it holdings.

The Company has estimated the fair value of the new AB Notes at December 31, 2009 and 2008 using the methodology and assumptions outlined below. The table below summarizes the Company’s valuations at December 31, 2009 and 2008:

	2009		2008
		Fair		Fair
	Face	value	Face	value	Expected
Restructuring categories	value	estimate*	value	estimate*	maturity date
	$	$	$	$
	(millions)	(millions)	(millions)	(millions)
MAV 2 Notes
A1 (rated A)	66.7	39.3	81.2	46.6	December 31, 2016
A2 (rated A)	12.7	5.9	27.9	14.9	December 31, 2016
B	5.5	0.5	5.0	0.9	December 31, 2016
C	4.1	-	3.5	0.3	December 31, 2016
Traditional asset tracking notes
MAV3 - Class 9	0.1	0.1	7.8	7.6	September 12, 2015
Ineligible asset tracking notes
MAV2 - Class 3/13/15	10.3	0.1	13.0	2.0	December 20, 2012 to
					October 24, 2016
Accrued interest	-	-	-	4.7	January 2, 2009
	99.4	45.9	138.4	77.0

During the fourth quarter of 2009, as a result of changes in the market for the AB Notes, the Company changed its approach to the valuation of the AB Notes.  At December 31, 2009, the values of the MAV 2 A1 and A2 Notes have been estimated using prices established through the Company’s December 2009 transactions in which it disposed of some of these notes.  The Company was able to dispose of MAV 2 A1 and MAV 2 A2 notes at 59% and 46%, respectively, of the face value.  Given the proximity to December 31, 2009 of these transactions, with no indication of any changes in the underlying market conditions, the Company believes that these transactions represent the best estimates of fair value at December 31, 2009.

The remaining AB Notes have been valued based on bid prices received from dealers and brokers for these assets.  The Company receives the bid prices on a regular and recurring basis from a number of sources.  The bid prices received for the MAV 2 B notes have ranged from 6% to 10% of face value.  The Company believes that 9% is the best estimate of fair value for these notes.  The bid prices received for the remaining notes have been approximately 1% of the face value which the Company has used to fair value these notes.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

7.           Investments (continued)

As described in Note 22 (c), subsequent to December 31, 2009, the Company disposed of its remaining interests in the MAV 2 A1 and A2 notes.

Prior to the market condition changes indicated above, the Company’s valuation methodology for the AB Notes entailed gathering as many facts as possible about these AB Notes, making assumptions and estimates where certain facts are unavailable, and then applying its best estimate of prospective buyers’ required yield for investing in such notes. These figures are then used to calculate the present value of the AB Notes using the required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values. In several cases, the Company has been able to identify the net asset value of the assets supporting certain of its notes and has factored these values into its analysis.

While the Company believes that it has utilized an appropriate methodology to estimate fair value, given the current state and ongoing volatility of global credit markets there can be no assurance that management’s estimate of potential recovery as at December 31, 2009 is accurate. Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.

8.           Operations held for sale

On January 2, 2009, the Company placed the Amapari Mine on care and maintenance. Mining at Amapari was suspended and leaching of stacked material continued until April 2009 at which time leaching operations were suspended. The Company is now actively pursuing a buyer for the property.  As described in Note 22 (b), the Company has entered into an arrangement to dispose of the Amapari Mine.

Assets and liabilities pertaining to the Amapari mine are as follows:

	2009	2008
	$	$

Current assets	10,298	18,746
Non-current assets	27,080	23,624
Current liabilities	(10,414)	(20,120)
Long-term liabilities	(19,890)	(12,944)
	7,074	9,306

The Amapari mine is classified as an asset held for sale on the consolidated balance sheets.

The consolidated statements of operations have separately presented the net loss from discontinued operations for the years ended December 31, 2009 and 2008.  Revenues, loss before taxes and net loss are as follows:

	2009	2008
	$	$

Revenue	18,738	75,052
Loss before taxes	(10,882)	(177,318)
Net loss	(10,882)	(173,563)

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

8.           Amapari mine held for sale (continued)

The cash flows from discontinued operations are as follows:

		Year ended December 31
	2009	2008
	$	$

Operating activities	5,576	1,612
Investing activities	(1,405)	(7,077)
Financing activities	(7,000)	7,000
Increase (decrease) in cash and cash equivalents
from discontinued operations	(2,829)	1,535

9.           Mining interests

Mining interest consists of the following:

			2009
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	1,744,236	43,464	1,700,772
Plant and equipment	348,078	48,412	299,666
	2,092,314	91,876	2,000,438

			2008
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	1,447,742	11,065	1,436,677
Plant and equipment	191,979	19,432	172,547
	1,639,721	30,497	1,609,224

The Company capitalized $21.1 million of interest for the year ended December 31, 2009 (2008 - $10.6 million) related to the New Afton project.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9.           Mining interests (continued)

A summary of net book value by property is as follows:

			Mining properties
		Non-		Plant and
	Depletable	depletable	Total	equipment	2009	2008
	$	$	$	$	$	$

Mesquite Mine	180,625	44,547	225,172	97,254	322,426	-
Cerro San Pedro Mine	232,830	84,822	317,652	66,208	383,860	399,630
Peak Mine	56,932	61,506	118,438	59,765	178,203	172,710
New Afton Project	-	630,890	630,890	75,417	706,307	632,085
El Morro Project (a)	-	383,347	383,347	-	383,347	377,430
Other projects (b)	-	25,273	25,273	-	25,273	26,746
Corporate	-	-	-	1,022	1,022	623
	470,387	1,230,385	1,700,772	299,666	2,000,438	1,609,224

(a)	Chile - El Morro project (“El Morro”)

The Company owns a 30% interest in the El Morro copper-gold project which consists of the La Fortuna and El Morro areas. Xstrata Copper Chile S.A. (“Xstrata”) currently holds a 70% interest.

On October 12, 2009, Barrick Gold Corporation (“Barrick”) and Xstrata entered into a sale agreement for Xstrata’s 70% interest in El Morro for a total cash consideration of $463.0 million subject to the expiry or cancellation of the right of first refusal held by the Company. This right of first refusal to purchase Xstrata’s 70% interest was scheduled to expire on January 7, 2010.  As described in Note 22 (a), subsequent to December 31, 2009 and prior to the expiration of it right of first refusal, the Company exercised its right of first refusal to purchase the 70% and completed the transaction on February 16, 2010.

(b)           Other projects include:

(1)	Chile - Rio Figueroa Project

The Company has an option agreement with Sociedad Contractual Minera Los Potrillos (“Potrillos”) to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project.  The Company has entered into an agreement with Antofagasta Minerals Plc (“AMSA”) in which AMSA can acquire a 30% interest in this project by making the required option payments between the Company and Potrillos.  AMSA can earn a further 20% interest by incurring $7.0 million in exploration expenditure by June 5, 2012.  AMSA can earn a further 20% to bring its interest to 70% by completing a feasibility study by June 5, 2015 and pay the Company $5.0 million.

(2)	USA - Liberty Bell

The Company entered into an exploration agreement with the right to acquire the Liberty Bell gold project in central Alaska.

         (3)  Canada - Ajax

The Company owns a 100% interest in the Ajax-Python Claim Group.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.           Long-term debt

Long-term debt consists of the following:
	2009	2008
	$	$

Senior secured notes (a)	169,044	182,553
Subordinated convertible debentures (b)	37,609	29,834
Term loan facility (c)	27,235	-
El Morro project funding loan (d)	3,656	-
	237,544	212,387
Less: Current portion of term loan facility	(12,088)	-
	225,456	212,387

(a)           Senior secured notes

The face value of the senior secured notes (“Notes”) at December 31, 2009 was $178.7 million (Cdn$187.0 million) (2008 - $193.5 million (Cdn$237.0 million)). The Notes mature and become due and payable on June 28, 2017, and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year.

The Notes are secured by a charge on the assets comprising and relating to the Company’s New Afton gold-copper project.  The senior secured note agreement requires the Company to comply with certain reporting and other non-financial covenants.

During the first quarter of 2009, the Company acquired $47.8 million (Cdn$50.0 million) face value of its senior secured notes for consideration of $25.6 million (Cdn$30.0 million) from the noteholders. This results in a reduction of approximately Cdn$5.0 million per year in interest payments. The Company recorded a gain on redemption of $14.2 million related to this transaction.

The Company has the right to redeem the Notes in whole or in part at any time and from time to time prior to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.  At December 31, 2009 the redemption price was 114% and is scheduled to decrease to 110% on June 28, 2010.  The early redemption feature in the Notes qualifies as an embedded derivative that must be bifurcated for reporting purposes.   At December 31, 2009, the fair value of the derivative asset was determined to be $nil (2008 - $nil).

(b)           Subordinated convertible debentures

The face value of the subordinated convertible debentures (“Debentures”) at December 31, 2009 was $52.6 million (Cdn$55.0 million) (2008 - $44.9 million (Cdn$55.0 million)).

In 2007, NGI issued 55,000 Debentures for an aggregate principal amount of Cdn$55.0 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date, the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.           Long-term debt (continued)

(b)           Subordinated convertible debentures (continued)

The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.  Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year.  The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either: (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption; or, (ii) convert the outstanding Debentures into common shares at conversion prices ranging from Cdn$7.48 at inception to Cdn$9.35, based on a time formula specified in the Debenture Indenture.  The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

At the time of acquisition by the Company, the Company allocated $34.5 million of the $56.2 million fair value as a liability based on the fair value of a similar debt instrument without an associated conversion option. The similar debt instrument was assumed to have an interest rate 8% at the time of acquisition. The equity component was valued using the Black-Scholes model with the following assumptions: no dividends paid, volatility of 60%, risk free interest rate of 3.45% and expected life of six years. The debt component of the Debentures will be accreted over the expected term to maturity using the effective interest method.

The Debenture Indenture requires the Company to comply with certain reporting and other non-financial covenants.  The debentures are subordinate to the notes and any secured indebtedness incurred subsequent to the issue of the debentures.

(c)           Term loan facility

As part of the Business Combination (Note 4 (a)), the Company acquired a term loan facility with a syndicate of banks under which the Company could borrow up to $105.0 million in connection with the development of the Mesquite Mine. The term of the facility was until December 31, 2014 and comprised a multiple-draw term loan of which $86.3 million was drawn for the development of the Mesquite Mine. The facility is secured by all of the assets of the Company’s wholly-owned subsidiary, Western Mesquite Mines Inc. (“WMMI”), and a pledge of the shares of WMMI owned by the Company. In addition, until reaching a defined completion point, the facility was guaranteed by Western Goldfields.

On October 7, 2009, the Company’s term loan facility related to development of the Mesquite Mine was amended. The key change was to agree that the Mesquite Mine had satisfied a defined completion test which released the guarantee provided by Western Goldfields.  Other changes included:

•	cancellation of the remaining undrawn facility of $18.6 million;
•	a $15.0 million prepayment of principal which was made on October 7, 2009;
•	increasing the interest rate from U.S. dollar LIBOR plus 2.20% to U.S. dollar LIBOR plus 4.25%;
•	a restructuring fee payment of $0.2 million;
•	repayable by June 30, 2012; and,
•	conversion of the cost overrun account (Note 5) to a debt service reserve account.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10.           Long-term debt (continued)

(c)           Term loan facility (continued)

The repayment schedule was also amended to better match expected cash flow timing at the Mesquite Mine. Scheduled repayments are expected as follows:
$

2010	12,088
2011	15,147
27,235

In addition to the scheduled repayments, mandatory prepayments are required semi-annually based on 50% of the excess cash flows from the Mesquite Mine.

As at December 31, 2009, the Company had drawn $86.3 million, less repayments of $59.1 million, under the facility and incurred interest at an average rate of approximately 3.3% for the year-to-date period. Once repaid, the facility cannot be redrawn.

(d)           El Morro project funding loan

Xstrata has agreed to fund 70% of the Company’s program funding commitments on El Morro (Note 9) until commencement of commercial production. These amounts, plus interest, will be repaid out of 80% of the Company’s distributions once El Morro is in production. Interest is based on the lower of the Xstrata cost of financing plus 100 basis points and the Chilean prescribed government rate and is compounded monthly. As of December 31, 2009, Xstrata has funded $3.7 million of the Company’s funding commitments. The loan is secured against all rights and interests of the Company’s El Morro subsidiaries, including shares.

As described in Note 22 (a), the Company has entered into an agreement concerning its interest in El Morro.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Derivative instruments

(a)           Gold hedging contracts

Under the terms of the term loan facility (Note 10 (c)), WMMI was required, as a condition precedent to drawdown the loan, to enter into a gold hedging program acceptable to the banking syndicate. As such, the Company executed gold forward sales contracts for 429,000 ounces of gold at a price of $801 per ounce. The hedging contracts represent a commitment of 5,500 ounces per month for 78 months that commenced July 2008 with the last commitment deliverable in December 2014. The Company settles these contracts, at the Company’s option, by physical delivery of gold or on a net financial settlement basis. At December 31, 2009, the Company had remaining gold forward sales contracts for 330,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 60 months.

On July 1, 2009, the Company’s gold hedging contracts were designated as cash flow hedges. Prospective and retrospective hedge effectiveness is assessed on these hedges using a hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of theoretical shifts in forward gold prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in gold prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts is recorded in other comprehensive income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative has been adjusted to account for the Company’s credit risk.

(b)           Fuel contracts

The Company entered into fuel hedge contracts that represent a total commitment of 2.9 million and 3.0 million gallons of diesel per year at weighted average prices of $1.75 and $1.94 per gallon in 2009 and 2010, respectively. The Company is financially settling 252,000 gallons of diesel per month. At December 31, 2009, the Company had a remaining commitment of 3.0 million gallons of diesel over the next 12 months.

On July 1, 2009, the Company’s fuel contracts were designated as cash flow hedges against forecasted purchases of fuel for expected consumption at the Mesquite Mine. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over prior periods. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of changes in fair value of the commodity contracts is recorded in other comprehensive income until the forecasted transaction impacts earnings. Where applicable, the fair value of the derivative has been evaluated to account for the Company’s credit risk.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Derivative instruments (continued)

The following tables summarize derivative related liabilities and assets:

		Asset derivatives
	2009	2008
	$	$
Derivatives classified as hedging instruments
for accounting purposes
Fuel contracts	706	-
	706	-
Less: Current portion	(706)	-
	-	-

		Liability derivatives
	2009	2008
	$	$
Derivatives classified as hedging instruments
for accounting purposes
Gold hedging contracts	95,986	-
	95,986	-
Less: Current portion	(19,206)	-
	76,780	-

The following table summarizes realized derivative gains (losses):

	Year ended December 31
	2009	2008
	$	$
Derivatives not classified as hedging instruments for
accounting purposes
Gold hedging contracts	(734)	-
Fuel contracts	14	-
	(720)	-

Derivatives classified as hedging instruments for
accounting purposes
Gold hedging contracts	(3,403)	-
Fuel contracts	(66)	-
	(3,469)	-
	(4,169)	-

Prior to qualifying for hedge accounting on July 1, 2009, realized gains (losses) were classified in other income. After qualifying for hedge accounting, the Company classifies realized gains (losses) for gold hedging contracts in revenue and fuel contracts in operating expenses.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11.           Derivative instruments (continued)

The following table summarizes unrealized derivative gains:

	Year ended December 31
	2009	2008
	$	$
Derivatives not classified as hedging instruments for
accounting purposes
Gold hedging contracts	8,161	-
Fuel contracts	797	-
	8,958	-

For the years ended December 31, 2009 and 2008 there were no unrealized derivative gains (losses) recorded in earnings for derivatives classified as hedging instruments for accounting purposes.

The following table summarizes derivative gains (losses) in other comprehensive income:

	Year ended December 31
	2009	2008
	$	$
Effective portion of change in fair value of hedging
instruments
Gold hedging contracts	(45,698)	-
Fuel contracts	189	-
Future income tax	17,870	-
	(27,639)	-

The net amount of existing gains (losses) arising from the unrealized fair value of the Company’s gold hedging contracts and fuel contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, would be reclassified to net earnings as contracts are settled on a monthly basis.  The amount of such reclassification would be dependent upon fair values and amounts of the contracts settled.  As at December 31, 2009, the Company’s estimate of the net amount of existing derivative gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges, which are reported in other comprehensive income and are expected to be reclassified to net earnings in the next twelve months, excluding tax effects, is $(10.8) million for gold hedging contracts and $0.2 million for fuel contracts.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital

At December 31, 2009, the Company had unlimited authorized common shares and 388,815,000 common shares outstanding.  On June 30, 2008, the Company completed a 10 for 1 common share consolidation as part of the Transaction described in Note 4 (b).  The number of common shares outstanding has been adjusted to reflect this common share consolidation.  While the number of share purchase warrants outstanding was not affected by this consolidation, the number of common shares to be issued upon exercise and the price to be paid upon exercise has been adjusted to reflect this common share consolidation.

(a)           Common shares issued

	2009	2009	2008	2008
	(000's)		$(000's)	$

Balance, beginning of year	212,841	1,321,110	72,629	339,796
Shares issued (i)	30,705	103,122	-	-
Shares issued for mineral properties ((ii) and (iii))	25	63	-	-
Acquisition of Western Goldfields (iv)	142,796	375,367	-	-
Acquisition of Metallica (v)	-	-	87,448	605,139
Acquisition of NGI (vi)	-	-	37,006	289,538
Exercise of options ((vii) and (viii))	2,448	11,203	424	3,022
Exercise of Special Warrants (ix)	-	-	14,772	80,448
Exercise of warrants (x)	-	-	562	3,167
Balance, end of year	388,815	1,810,865	212,841	1,321,110

(i)
On September 11, 2009, the Company closed a bought deal public offering of 26,700,000 common shares and the underwriters’ exercise in full of an over-allotment option to purchase an additional 4,005,000 common shares granted the Company in connection with such offering at a price of $3.49 per share (Cdn$3.75 per share) for total gross proceeds of $107.2 million (Cdn$115.0 million). The Company incurred related share issuance costs of $4.1 million.

(ii)	On August 31, 2009, the Company issued 5,000 common shares valued at $17,000 related to other exploration projects.

(iii)	On February 27, 2009, the Company issued 20,000 common shares valued at $46,000 related to other exploration projects

(iv)
On May 27, 2009, the Company issued 142,796,000 common shares to effect the acquisition of Western Goldfields, as described in Note 4(a).  These shares were issued at the closing share price of the Company on May 27, 2009, the transaction completion date, of $2.63 per share for total consideration of $375.4 million.

(v)
On May 9, 2008, the Company issued 87,448,000 common shares to effect the acquisition of Metallica, as described in Note 4(b)(i).  These shares were issued at $6.92 per share which represented the average share price for the two days prior to, the day of and two days subsequent to the announcement of the transaction for total consideration of $605.1 million.

(vi)
On June 30, 2008, the Company issued 37,006,000 common shares to effect the acquisition of NGI, as described in Note 4(b)(ii).  These shares were issued at the closing share price of the Company on June 30, 2008, the transaction completion date, of $7.82 per share for total consideration of $289.5 million.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

(a)           Common shares issued (continued)

(vii)	During the year ended December 31, 2009, 2,448,000 common shares were issued pursuant to the exercise of stock options. The Company received proceeds of $5.4 million from these exercises.

(viii)	During the year ended December 31, 2008, 424,000 common shares were issued pursuant to the exercise of stock options. The Company received proceeds of $1.4 million from these exercises.

(ix)	On February 28, 2008, the 14,772,000 Special Warrants outstanding at December 31, 2007 were converted into 14,772,000 common shares of the Company and 73,862,000 common share purchase warrants.

(x)	During the year ended December 31, 2008, 562,000 common shares were issued pursuant to the exercise of share purchase warrants. The Company received proceeds of $1.6 million from these exercises.

(b)           Special warrants

On November 28, 2007, the Company completed a private placement financing of 14,772,000 Special Warrants at a price of Cdn$7.50 per Special Warrant for total gross proceeds of Cdn$110.8 million (US$111.8 million) and net proceeds after issue costs of Cdn$103.2 million (US$104.2 million).  Each Special Warrant entitled the holder thereof to receive one unit of the Company, at no additional cost.  Each unit comprised one common share of the Company and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitled the holder to acquire one additional common share, at a price of Cdn$9.00 until November 28, 2012.

On February 28, 2008, the 14,772,000 Special Warrants outstanding at December 31, 2007 were converted into 14,772,000 common shares of the Company and 73,862,000 common share purchase warrants.  The warrants were valued at $23.7 million using the Black-Scholes pricing model and that amount is included in share purchase warrants.  A fair value of approximately $0.32 for each warrant was calculated using the following assumptions:  no dividends are paid, volatility of 60%, risk free interest rate of 3.4%, and expected life of five years.  The holders of these warrants are entitled to purchase one common share for Cdn$9.00 per share for every 10 share purchase warrants held.  These share purchase warrants expire November 28, 2012.

As described above, the outstanding Special Warrants and common shares has been adjusted to reflect the 10 for 1 common share consolidation.  While the number of share purchase warrants outstanding was not affected by this consolidation, the number of common shares to be issued upon exercise and the price to be paid upon exercise has been adjusted to reflect this common share consolidation.

 (c)           Stock options

The Company has established a “rolling” stock option plan (the “Plan”) in compliance with the Toronto Stock Exchange’s policy for granting stock options.  Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares.  The exercise price of each option shall not be less than the market price of the Company’s stock at the date of grant. Options generally vest over three years and have a maximum term of seven years from date of grant.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

 (c)           Stock options (continued)

		Weighted
		average
	Number of	exercise
	options	price
	(000's)	Cdn$

Balance, December 31, 2007	2,150	9.10
Granted	3,085	6.92
Options assumed on acquisition of Metallica	1,930	4.07
Options assumed on acquisition of NGI	2,828	7.03
Exercised	(424)	3.39
Forfeited	(579)	8.44
Balance, December 31, 2008	8,990	6.94
Options assumed on acquisition of Western
Goldfields	5,699	1.58
Granted	5,762	3.02
Exercised	(2,448)	2.29
Forfeited	(2,679)	6.27
Balance, December 31, 2009	15,324	4.34

          The following table summarizes information about the stock options outstanding at December 31, 2009:

			Options outstanding		Options exercisable
	Weighted
	average		Weighted		Weighted
	remaining	Number of	average	Number of	average
Exercise	contractual	stock options	exercise	options	exercise
prices	life (years)	outstanding	price	exercisable	price
Cdn$		(000's)	Cdn$	(000's)	Cdn$

0.34 - 0.99	4.03	1,402	0.68	1,402	0.68
1.00 - 1.99	3.43	1,608	1.68	1,608	1.68
2.00 - 2.99	5.15	2,999	2.58	1,163	2.38
3.00 - 3.99	5.94	3,776	3.26	388	3.66
4.00 - 4.99	2.19	72	4.39	72	4.39
5.00 - 5.99	2.98	682	5.50	634	5.51
6.00 - 6.99	2.65	1,057	6.33	796	6.37
7.00 - 7.99	3.22	1,915	7.70	1,216	7.63
8.00 - 8.99	-	-	-	-	-
9.00 - 9.99	2.20	1,615	9.30	1,615	9.30
11.00	1.41	198	11.00	198	11.00
0.34 - 11.00	4.18	15,324	4.34	9,092	4.74

The Company granted 2,306,000 stock options on February 17, 2009, 3,394,000 on June 2, 2009 and 62,000 on November 2, 2009 to employees, officers and directors. These options have an exercise price of  Cdn$2.71, Cdn$3.21 and Cdn$3.92, respectively. The options vest over a three year period and have a contractual life of five to seven years from date of grant.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

(c)	Stock options (continued)

5,699,000 stock options were assumed on June 2, 2009 upon the acquisition of Western Goldfields as described in Note 4 (a).  These stock options were valued at $9.7 million as part of the business combination valuation.

At December 31, 2009, the intrinsic value of the stock options outstanding was $23.5 million (2008 - $nil) and the intrinsic value of the stock options that were exercisable was $7.9 million (2008 - $nil).  For the year ended December 31, 2009, the intrinsic value of the stock options exercised during the year was $3.4 million (2008 - $1.5 million).

(d)           Stock-based compensation

For the year ended December 31, 2009, the Company recorded $6.6 million (2008 - $7.0 million) as stock-based compensation expense and recorded this amount in contributed surplus. The value was determined using the Black-Scholes pricing model. A weighted average grant-date fair value of Cdn$1.72 (2008 - Cdn$7.38) was calculated using the following weighted average assumptions: no dividends are to be paid; volatility of 56% (2008 - 50%), risk free interest rate of 2.42% (2008 - 3.35%); and expected life of 6.8 years (2008 - 4.6 years).  At December 31, 2009, the total value of the non-vested stock options that remain to be expensed is $6.3 million (2008 - $3.5 million).  It is expected that this amount shall be included in the determination of net income over the next 1.6 years.

For the year ended December 31, 2009, the Company issued 560,000 share award units.  Each share award unit allows the recipient, subject to certain plan restrictions, to receive cash on the entitlement date equal to the Company’s share price on that date.  One-third of the share awards units vest annually on the anniversary of the grant date.   As the Company is required to settle this award in cash, it has recorded an accrued liability at December 31, 2009 and recorded a corresponding compensation expense of $0.2 million.  The total value of the non-vested share award units that remains to be expensed is $1.9 million.  It is expected that this amount will be included in the determination of net income over the next 2.8 years.

At each subsequent reporting date until the payment date, the Company will mark the liability to market with the change in the liability value being included in that period’s compensation expense.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

(e)           Share purchase warrants

A summary of the changes in share purchase warrants is presented below:

			Weighted
		Common	average
	Number of	Shares	exercise
	warrants	Issuable	price
	(000's)	(000's)	Cdn$

Balance, December 31, 2007 ((i) and (ii))	217,500	21,750	15.00
Issued ((i) and (iii)	73,862	7,386	9.00
Metallica share purchase warrants
exercisable into New Gold shares (iv)	17,758	17,758	3.93
NGI share purchase warrants (v)	27,825	27,825	15.00
Exercised (vi)	(562)	(562)	3.44
Expired (vii)	(14,046)	(14,046)	3.44
Balance, December 31, 2008	322,337	60,111	13.80
Issued (iv)	25	25	15.00
WGI share purchase warrants
exercisable into New Gold shares* (viii)	6,056	6,056	0.80
Expired (vii)	(3,150)	(3,150)	6.11
Balance, December 31, 2009	325,268	63,042	12.94
*The exercise price of these US$0.76 warrants have been converted to Canadian dollars for presentation purposes.

(i)
On June 30, 2008, the Company completed a 10 for 1 common share consolidation as part of the Transaction described in Note 4 (b).  The number of common shares outstanding has been adjusted to reflect this common share consolidation.  While the number of share purchase warrants outstanding was not affected by this consolidation, the number of common shares to be issued upon exercise and the price to be paid upon exercise has been adjusted to reflect this common share consolidation.

(ii)
The Company has 217,500,000 share purchase warrants (Series B) outstanding that entitle the holders of these warrants to purchase one common share for Cdn$15.00 per share for every 10 share purchase warrants held.  These warrants expire on April 3, 2012.

(iii)
As described in Note 12(b), on February 28, 2008, the Company issued 73,862,000 common share purchase warrants (Series C) upon the conversion of the Special Warrants previously issued.  The warrants were valued at $23.7 million using the Black-Scholes pricing model and that amount is included in share purchase warrants.  A fair value of approximately $0.32 for each warrant was calculated using the following assumptions:  no dividends are paid, volatility of 60%, risk free interest rate of 3.4%, and expected life of five years.  The holders of these warrants are entitled to purchase one common share for Cdn$9.00 per share for every 10 share purchase warrants held.  These share purchase warrants expire November 28, 2012.

(iv)
On June 30, 2008, the Company issued 17,758,000 shares purchase warrants to effect the acquisition of Metallica, as described in Note 4(b)(i).  These share purchase warrants were valued at $46.7 million as part of the business combination valuation.  At December 31, 2009, these share purchase warrants have expired.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

(e)	Share purchase warrants (continued)

(v)
On June 30, 2008, the Company issued 27,850,000 share purchase warrants (Series A) to effect the acquisition of NGI, as described in Note 4(b)(ii).  These share purchase warrants were valued at $57.4 million as part of the business combination valuation.  The holders of these warrants are entitled to purchase one common share for Cdn$15.00 per share for every share purchase warrant held.  These share purchase warrants expire on June 28, 2017.

(vi)
During the year ended December 31, 2008, 562,000 share purchase warrants were exercised resulting in the issuance of 562,000 common shares.  No share purchase warrants were exercised during the year ended December 31, 2009.

(vii)
During the years ended December 31, 2009 and 2008, 3,150,000 and 14,046,000, respectively, share purchase warrants expired resulting in a transfer from share purchase warrants to contributed surplus of $6.8 million and $38.3 million respectively.

(viii)
On May 27, 2009, the Company issued 6,056,000 share purchase warrants to effect the acquisition of Western Goldfields, as described in Note 4(a).  The warrants were valued at $11.9 million as part of the business combination valuation.  The holders of these warrants are entitled to purchase one common share for $0.76 per share for every share purchase warrant held.  These share purchase warrants expire between July 9, 2011 and July 9, 2012.

The following table summarizes information about outstanding share purchase warrants at December 31, 2009:

	Common
Number	Shares	Exercise
of warrants	Issuable	prices		Expiry date
(000's)	(000's)	Cdn$

460	460	0.80	*	July 12, 2011
2,300	2,300	0.80	*	June 9, 2011
217,500	21,750	15.00		April 3, 2012
3,296	3,296	0.80	*	July 9, 2012
73,862	7,386	9.00		November 28, 2012
4,150	4,150	15.00		June 28, 2017
23,700	23,700	15.00		June 28, 2017
325,268	63,042
*The exercise price of these US$0.76 warrants have been converted to Canadian dollars for presentation purposes.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12.           Share capital (continued)

(f)           Net earnings (loss) per share

The following table sets forth the computation of diluted earnings (loss per share):

	2009	2008

Earnings (loss) from continuing operations	($183,434)	$70,884
Loss from discontinued operations, net of tax	(10,882)	(173,563)
Net loss	($194,316)	($102,679)

(in thousands)
Basic weighted average number of shares outstanding	306,288	148,126

Effective of diluted securities
Stock options	-	490
Diluted weighted average number of shares outstanding	306,288	148,616

Earnings (loss) per share from continuing operations
Basic	($0.60)	$0.48
Diluted	($0.60)	$0.48

Loss per share from discontinued operations
Basic	($0.04)	($1.17)
Diluted	($0.04)	($1.17)

Loss per share
Basic	($0.64)	($0.69)
Diluted	($0.64)	($0.69)

The following lists the equity securities excluded from the computation of diluted earnings per share.  For the year ended December 31, 2009, the equity securities were excluded as the Company recorded a loss from continuing operations.  For the year ended December 31, 2008, the equity securities were excluded as the exercise prices related to the particular security exceed the average market price of the common shares of the Company of Cdn$3.13 (2008 – Cdn$5.48) for the year.

	2009	2008
	(000's)	(000's)

Stock options	15,324	7,257
Share purchase warrants	63,042	60,111
Convertible debentures	55,000	55,000

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13.           Income and mining taxes

	2009	2008
	$	$

Current income and mining tax expense	16,347	6,473
Future income and mining tax recovery	(1,441)	(9,741)
	14,906	(3,268)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. These differences result from the following items:

	2009	2008
	$	$

Earnings (loss) before income taxes	(168,528)	67,616

Canadian federal and provincial income tax rates	30.00%	31.00%

Income tax recovery based on above rates	(50,987)	(29,551)
Increase (decrease) due to
Non-taxable income	(11,715)	(26,983)
Non-deductible expenditures	14,287	8,192
Different statutory tax rates on earnings of foreign
subsidiaries	2,882	(580)
Impact of decrease in tax rates on future income taxes	9,832	-
Adjustment of prior year provision to statutory tax
returns	(2,839)	(872)
Goodwill write down	57,769
Benefit of losses not recognized in period	650	1,626
Change in valuation allowance and other	(4,973)	44,900
	14,906	(3,268)

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13.           Income and mining taxes (continued)

The components of future income taxes are as follows:

	2009	2008
	$	$
Future income and mining tax assets
Tax loss carryforwards	41,944	15,620
Deductible temporary differences and other	3,770	10,356
Deferred financing costs and other	12,608	14,620
Value of future income tax and mining assets	58,322	40,596
Valuation allowance	(18,202)	(12,613)
Future income and mining tax assets	40,120	27,983

Future income and mining tax liabilities
Accumulated cost base differences on assets	(345,448)	(249,361)
Future income and mining tax liabilities, net	(305,328)	(221,378)

Presented on the consolidated balance sheets as
Future income and mining tax assets	8,848	2,690
Future income and mining tax assets - non-current	2,250	-
Future income and mining tax liabilities	(316,426)	(224,068)
Future income and mining tax liabilities, net	(305,328)	(221,378)

Deductible temporary differences are comprised primarily of book to tax differences relating to the Company’s reclamation liabilities. Taxable temporary differences are comprised primarily of book to tax differences relating to the value of the Company’s mining interests acquired from corporate acquisitions.

Tax loss carryforwards

At December 31, 2009, the Company has:

(i)	Canadian income tax losses of approximately $48.8 million that expire from 2025 through 2028;

(ii)	U.S. loss carryforwards of approximately $56.1 million that expire from 2021 through 2028;

(iii)	Mexican loss carryforwards of approximately $0.1 million that expire from 2010 through 2017;

(iv)	Chilean loss carryforwards of approximately $1.9 million that may be available for tax purposes. These losses carry forward indefinitely.

The Company is subject to taxes in Canada, the United States, Mexico, Brazil, Australia and various other jurisdictions.  The tax years of the major tax jurisdictions which remain subject to examination at December 31, 2009 are as follows:

Canada	2005 to 2009
United States	2004 to 2009
Mexico	2004 to 2009
Australia	2004 to 2009

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14.           Reclamation and closure cost obligations

Reclamation and closure cost obligations are asset retirement obligations (“ARO”) that arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Company has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

The Company’s asset retirement obligations consist of reclamation and closure costs for the Mesquite Mine, Cerro San Pedro Mine, Peak Mine and the New Afton development project. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

Changes to the reclamation and closure cost balance are as follows:

		Cerro		New
	Mesquite	San Pedro	Peak	Afton
	Mine	Mine	Mine	Project	Total
	$	$	$	$	$

Balance, January 1, 2008	-	-	5,910	-	5,910
Acquisition (Note 4)	-	3,228	-	-	3,228
Reclamation expenditures	-	-	(98)	-	(98)
Accretion	-	86	334	-	420
Revisions to expected cash flows	-	112	575	182	869
Foreign exchange	-	(168)	(1,212)	-	(1,380)
Balance, December 31, 2008	-	3,258	5,509	182	8,949
Acquisition (Note 4)	5,221	-	-	-	5,221
Reclamation expenditures	-	-	(32)	-	(32)
Accretion	203	316	521	75	1,115
Revisions to expected cash flows	163	843	880	1,556	3,442
Foreign exchange	-	201	1,574	33	1,808
Balance, December 31, 2009	5,587	4,618	8,452	1,846	20,503

Less: current portion	(188)	(304)	(122)	-	(614)
	5,399	4,314	8,330	1,846	19,889

The current portion of the reclamation and closure cost obligations have been included in accounts payable and accrued liabilities.

Each period the Company reviews cost estimates and other assumptions used in the valuation of ARO’s at each of its mining properties and development property to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14.           Reclamation and closure cost obligations (continued)

The fair values of ARO’s are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances.  The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life-of-mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using a historic discount factor, and then in both cases any change in the fair value of the ARO is recorded. The fair value of an ARO is recorded when it is incurred.

(a)	Mesquite Mine

As described in Note 4(a), the Company acquired the Mesquite Mine on May 27, 2009.  As part of the business combination valuation, the ARO for Mesquite Mine was estimated to be $5.2 million.  In December 2009, the ARO related to the Mesquite Mine was independently assessed by a third-party engineering firm. The impact of the assessment was an increase of $0.2 million relating to changes in timing of future reclamation activities.  The undiscounted value of this liability is $11.0 million (2008 - $nil).  The liability has been estimated using an inflation rate of 3% and a credit adjusted discount rate of 7%.  The Company expects to incur ARO expenditures between 2010 and 2028.

The Mesquite Mine has a bonding and insurance program, primarily with American International Specialty Lines Insurance Company (“AIG Insurance”), in respect of the operations and closure liabilities of mine.  At December 31, 2009, the Company had $9.0 million in a reimbursement account with AIG.

The insurance program covers closure and reclamation risk in excess of the amount on deposit in the reimbursement account with an aggregate limit of $17.5 million, and expires November 7, 2020.  The program also covers pollution and remediation risk up to $10.0 million and includes coverage for pre-existing conditions and new conditions. The pre-existing conditions policy expires on November 7, 2013.

(b)	Cerro San Pedro

In December 2009, the Company updated the ARO related to the Cerro San Pedro Mine that had previously been independently assessed by a third-party engineering firm. The impact of the assessment was an increase of $0.8 million relating to changes in timing of future reclamation activities.  The undiscounted value of this liability is $9.9 million (2008 - $8.0 million).  The liability has been estimated using an inflation rate of 5% and credit adjusted discount rates of between 7% and 10%.  The Company expects to incur ARO expenditures between 2010 and 2020.

(c)	Peak Mine

In December 2009, the Company updated the ARO related to the Peak Mine. The impact of the assessment was an increase of $0.9 million relating to changes in timing of future reclamation activities.  The undiscounted value of this liability is $17.1 million (2008 - $13.4 million).  The liability has been estimated using inflation rates of between 1.9% and 4%; and, credit adjusted discount rates of between 6.5% and 10%.  The Company expects to incur ARO expenditures between 2010 and 2024.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14.           Reclamation and closure cost obligations (continued)

(c)	Peak Mine (continued)

The Company is required to have a performance bond to satisfy asset retirement obligations for the Peak Mine. During 2008, the Company renegotiated the performance bond agreement with Macquarie Bank Limited to provide letters of credit to satisfy the performance bond requirement. The total amount of the letters of credit outstanding is $9.0 million (AUD$10.1 million).  The facility limit is $9.4 million (AUD$10.5 million). A fee is charged at a rate of 2.5% per annum. The letters of credit are secured by a fixed and floating charge over Peak Gold Mines Pty Ltd.’s assets including a mortgage over mineral rights, a guarantee from Peak Gold Asia Pacific Pty Ltd., and a fixed and floating charge over Peak Gold Asia Pacific Pty Ltd.’s assets including a mortgage over shares held in Peak Gold Mines Pty Ltd.

(d)	New Afton

The Company is continuing to develop the New Afton mine.  During the year ended December 31, 2009, the Company took possession of certain long lead time equipment that will be required to operate the mine and completed construction on the building shells.  The Company reviewed its ARO with respect to the work performed in 2009.  As a result of this review, the Company has increased the liability by $1.6 million. The increase in the ARO is due to the Company accepting delivery of certain long lead time equipment related to the mine development and further surface and underground work completed in 2009.  As part of the reclamation plan, this equipment will be disassembled and shipped off site at the end of the mine’s life. The undiscounted value of this liability is $5.9 million (2008 - $0.8).  The liability has been estimated using an inflation rate of between 1.6% and 1.9%; and, a credit adjusted discount rate of between 7% and 10%.  The Company expects to incur ARO expenditures between 2011 and 2027.

In connection with this plan, the British Columbia Ministry of Energy, Mines and Petroleum Resources has required the Company to establish a reclamation deposit in the amount of $6.2  million (Cdn$6.5 million) as of December 31, 2009 (2008 - $4.1 million (Cdn$5.0 million)).  The Company is required to increase the reclamation deposit by Cdn$1.5 million a year until the reclamation deposit totals Cdn$9.0 million.

15.           Supplemental cash flow information

		Year ended December 31
	2009	2008
	$	$
Change in non-cash working capital
Accounts receivable	(233)	10,626
Inventories and stockpiled ore	(18,239)	21,827
Accounts payable and accrued liabilities	5,210	(28,394)
Prepaids and other	(335)	(2,486)
	(13,597)	1,573

Non-cash financing and investing activities:
Shares, options and warrants issued on acquisition
(Note 4 (a) and 4 (b))	397,353	1,014,301

Operating activities included the following payments:
Interest paid	22,614	12,584
Income taxes paid	8,290	12,223

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

15.           Supplemental cash flow information (continued)

Non-cash investing activities includes $3.7 million for the year ended December 31, 2009, and represents the Company’s share of contributions to the El Morro project funded by Xstrata (Note 10 (d)).

16.           Segmented information

The Company manages its operations by geographical location. These reportable operating segments are summarized in the table below:

			Year ended December 31 2009
			(Loss)
		Depletion	earnings		Expenditures
		and	from	Total	for mining
	Revenues	depreciation	operations	assets	interest
	$	$	$	$	$

USA (3)	94,506	16,523	(169,874)	414,893	1,341
Mexico (2)	112,642	25,737	31,207	442,300	3,164
Australia	116,632	17,023	39,685	228,420	28,581
Canada (2)	-	16	(589)	739,251	76,210
Chile (2)	-	-	(627)	392,976	1,530
Other (1)	-	174	(40,964)	233,041	696
	323,780	59,473	(141,162)	2,450,881	111,522

(1)	Other includes corporate balances and exploration properties.
(2)	Segments acquired on June 30, 2008 (Note 1).
(3)	Segment acquired on May 27, 2009 (Note 4 (a)) - results from operations for period of ownership.

			Year ended December 31 2008
			(Loss)
		Depletion	earnings		Expenditures
		and	from	Total	for mining
	Revenues	depreciation	operations	assets	interest
	$	$	$	$	$

Mexico (2)	47,285	8,788	(12,549)	444,555	9,812
Australia	95,798	9,665	28,595	198,477	29,389
Canada (2)	-	9	(5,789)	640,133	87,466
Chile (2)	-	-	-	377,430	-
Other (1)	-	91	(15,327)	254,736	124
	143,083	18,553	(5,070)	1,915,331	126,791

(1)	Other includes corporate balances and exploration properties.
(2)	Segments acquired on June 30, 2008 (Note 1).

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

16.           Segmented information (continued)

The Company sells all of its concentrate production to a customer under an off-take contract. The loss of this customer or unexpected termination of the off-take contract could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

The Company is not economically dependent on a limited number of customers for the sale of its gold because gold can be sold through numerous commodity market traders worldwide.

The Company has five customers that account for approximately 90% of the concentrate and doré sales revenue.

Metal sales	Year ended December 31
Customer	2009	2008
	$	$

1	112,643	56,649
2	59,516	47,285
3	48,011	39,149
4	47,677	-
5	24,728	-
Total	292,575	143,083
% of total metal sales	90%	100%

17.           Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

In the management of capital, the Company includes the components of shareholders’ equity, short-term borrowings and long-term debt, as well as the cash and cash equivalents, and investments.

Capital, as defined above, at December 31, 2009 and 2008 is summarized in the following table.

	2009	2008
	$	$

Shareholders' equity	1,731,045	1,441,788
Long-term debt	237,544	212,387
	1,968,589	1,654,175
Cash and cash equivalents	(262,325)	(182,013)
Investments	(45,890)	(77,016)
	1,660,374	1,395,146

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

17.           Capital risk management (continued)

deployment and general industry conditions.  The annual budget and quarterly updated forecasts are approved by the Board of Directors.

Prior to June 30, 2008, the Company’s investment policy was to invest its cash in highly liquid, lower risk short-term interest-bearing investments with maturities of 120 days or less at the original date of acquisition.

On June 30, 2008, the Company adopted a new investment policy.  Going forward, the Company must invest its funds in investments with a minimum credit rating at the time of purchase of R-1 (high) from the Dominion Bond Rating Service (“DBRS”) or an equivalent rating from Standard & Poors and Moody’s.  At all times, more than 25% of the aggregate amount of permitted investments must be invested in treasury bills, bonds, notes and other indebtedness of Canada or the Provinces of British Columbia, Alberta and Ontario.  All investments must have a maximum term to maturity of six months and the average term will generally range from seven days to 90 days.  Under the new policy, the Company is no longer permitted to make new investments in asset backed commercial paper (“ABCP”) (Note 7) or auction rate securities (“ARS”).

The Company has long-term note indentures (Note 10) that contain a general covenant that the Company shall work diligently toward obtaining and, once obtained, maintaining in good standing, all permits required for the operation of its properties.

18.           Financial risk management

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, market risk and other price risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.

The Company’s financial assets are primarily composed of cash and cash equivalents, investments and accounts receivable.  Credit risk is primarily associated with trade receivables and investments; however it also arises on cash and cash equivalents.

To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk.  The Company sells its gold exclusively to large international organizations with strong credit ratings.  The Company’s revenue is comprised of gold sales to primarily five customers.

The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold and copper concentrate trade receivables at December 31, 2009 is not considered to be high.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management (continued)

(a)	Credit risk (continued)

The Company’s maximum exposure to credit risk at December 31, 2009, is as follows:

	2009	2008
	$	$

Cash and cash equivalents	262,325	182,013
Restricted cash	9,201	-
Accounts receivable	10,345	11,232
Mark-to-market gain on fuel contracts	706	-
Investments	45,890	77,016
Reclamation deposits and other	17,646	4,900
	346,113	275,161

The aging of accounts receivable at December 31, 2009 was as follows:

	0-30	31-60	61-90	91-120	Over	2009	2008
	days	days	days	days	120 days	Total	Total
	$	$	$	$	$	$

Corporate	47	-	123	-	-	170	813
Mesquite mine	273	-	-	-	-	273	-
Peak Mines	3,913	-	-	-	9	3,922	3,455
New Afton	54	-	119	459	-	632	2,148
Cerro San Pedro	608	606	1,089	937	2,108	5,348	4,816
	4,895	606	1,331	1,396	2,117	10,345	11,232

A significant portion of the Company’s cash and cash equivalents are held in large Canadian financial institutions.  Short-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks with high investment-grade ratings and the governments of Canada and the U.S.

The Company employs a restrictive investment policy as detailed in the capital risk management section (Note 17).

The Company has a bonding and insurance program, primarily with Chartis, formerly American International Specialty Lines Insurance Company (“AIG Insurance”), in respect of the operations and closure liabilities of the Mesquite Mine.  At December 31, 2009, the Company had $8.9 million in the account.  In September 2008, AIG Insurance’s parent company, American International Group, Inc. (“AIG”), suffered a liquidity crisis following the downgrade of its credit rating.  The United States Federal Reserve loaned money to AIG in order for the company to meet its obligations to post additional collateral to trading partners.  As a result of Federal and State laws governing the operation of AIG Insurance and segregation of funds, it is not believed that the Company’s funds are at risk.  During 2009, AIG has been working through its restructuring under the supervision of the Federal Reserve Bank of New York and the U.S. Department of the Treasury.  The U.S. Department of the Treasury has a 78% stake in the equity of AIG.  Chartis is advancing towards the goal of becoming an independent property-casualty and general insurance company in 2010.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management (continued)

 (b)           Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 17.

The following are the contractual maturities of debt commitments.  The amounts presented represent the future undiscounted principal and interest cash flows and therefore do not equate to the carrying amounts on the consolidated balance sheet.

	Less than			After	2009	2008
	1 year	1-3 years	4-5 years	5 years	Total	Total
	$	$	$	$	$
Accounts payable and
accrued liabilities	36,006	-	-	-	36,006	28,759
Long-term debt	12,088	15,147	52,553	178,679	258,467	238,447
Interest payable on
long-term debt	21,552	41,480	39,651	44,669	147,352	187,654
Gold contracts	19,206	57,095	19,685	-	95,986	-
	88,852	113,722	111,889	223,348	537,811	454,860

In the opinion of management, the working capital of $301.7 million at December 31, 2009, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements through its current reporting period. However, taking into consideration the Company’s current cash position, volatile equity markets, global uncertainty in the capital markets and increasing cost pressures, the Company is continuing to review expenditures in order to ensure adequate liquidity and flexibility to support its growth strategy while maintaining production levels at its current operations.

The Company believes that external financing (which may include bank borrowings and future debt and equity offerings) will not be required to complete its major development projects. A period of continuous low copper prices may necessitate the deferral of capital expenditures which may impact production from mining operations. In addition, the Company may need external financing to repay its long-term debt in 2017.

(c)           Currency risk

The Company operates in Canada, Australia, Mexico, Chile and the United States. As a result, the Company has foreign currency exposure with respect to items not denominated in U.S. dollars. The three main types of foreign exchange risk of the Company can be categorized as follows:

(i)           Transaction exposure

The Company’s operations sell commodities and incur costs in different currencies. This creates exposure at the operational level, which may affect the Company’s profitability as exchange rates fluctuate. The Company has not hedged its exposure to currency fluctuations.

(ii)           Exposure to currency risk

The Company is exposed to currency risk through the following assets and liabilities denominated  in currencies other than the U.S. dollar: cash and  cash  equivalents,

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management (continued)

(c)           Currency risk (continued)

investments, accounts receivable, reclamation deposits, accounts payable and accruals, reclamation and closure cost obligations and long-term debt.  The currencies of the Company’s financial instruments and other foreign currency denominated liabilities, based on notional amounts, were as follows:

				2009
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	165,147	32,008	2,670	18
Investments	45,890	-	-	-
Accounts receivable	549	3,922	5,674	-
Reclamation deposit	6,211	-	-	-
Accounts payable and accruals	(6,529)	(11,566)	(8,806)	(94)
Reclamation and closure cost obligations	(1,846)	(8,330)	(4,314)	-
Long-term debt	(206,653)	-	-	-
Gross balance sheet exposure	2,769	16,034	(4,776)	(76)

				2008
	Canadian	Australian	Mexican	Chilean
	dollar	dollar	peso	peso

Cash and cash equivalents	88,977	15,213	531	-
Investments	77,017	-	-	-
Accounts receivable	2,667	-	5,228	-
Reclamation deposit	-	-	-	-
Accounts payable and accruals	(14,414)	(7,980)	(3,028)	-
Reclamation and closure cost obligations	(182)	(5,449)	(3,270)	-
Long-term debt	(223,951)	-	(238)	-
Gross balance sheet exposure	(69,886)	1,784	(777)	-

 (iii)           Translation exposure

The Company’s functional and reporting currency is U.S. dollars. The Company’s operations translate their operating results from the host currency to U.S. dollars. Therefore, exchange rate movements in the Canadian dollar, Australian dollar, Mexican peso and Chilean peso can have a significant impact on the Company’s consolidated operating results. As described in Note 18 (b) (ii), some of the Company’s earnings translation exposure to financial instruments is offset by interest on foreign currency denominated loans and debt.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management (continued)

(c)           Currency risk (continued)

A 10% strengthening (weakening) of the U.S. dollar against the following currencies would have decreased (increased) the Company’s net earnings (loss) before taxes from continuing operations from the financial instruments presented in Note 18 (b) (ii) by the amounts shown below.
	2009	2008
	$	$

Canadian dollar	277	700
Australian dollar	1,603	178
Mexican peso	478	70
Chilean peso	76	-
	2,434	948

(d)           Interest rate risk

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments.  In particular, the Company is exposed to interest rate changes on the term loan facility.  The term loan facility interest payments are based on the US dollar LIBOR which may fluctuate.  A 1.0% change in the US dollar LIBOR would result in an annual difference of approximately $0.3 million in the interest expense to the Company.  The Company has not entered into any derivative contracts to manage this risk.

Where possible and depending on market conditions, the Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

 (e)           Commodity price risk

The Company’s earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper.  World gold prices have historically fluctuated widely.  World gold prices are affected by numerous factors beyond our control, including:

•	the strength of the U.S. economy and the economies of other industrialized and developing nations;
•	global or regional political or economic crises;
•	the relative strength of the U.S. dollar and other currencies;
•	expectations with respect to the rate of inflation;
•	interest rates;
•	purchases and sales of gold by central banks and other holders;
•	demand for jewelry containing gold; and
•	investment activity, including speculation, in gold as a commodity.

As part of the Western Goldfields acquisition described in Note 4 (a), the Company acquired gold contracts which mitigate the effects of price changes.  The Company declared these contracts an accounting cash flow hedge effective July 1, 2009 as described in Note 11 (a).   At December 31, 2009, the Company had remaining gold forward sales contracts for 330,000 ounces of gold at a price of $801 per ounce at a remaining commitment of 5,500 ounces per month for 60 months.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18.           Financial risk management (continued)

In 2009, the Company’s revenues and cash flows were impacted by the rising copper prices. There is a time lag between the time of shipment for copper and final pricing and changes in copper pricing can significantly impact the Company’s revenue and working capital position. As of December 31, 2009, working capital includes copper concentrate receivables totalling 1.1 million pounds. A $0.10 change in copper price would have an impact of $0.1 million on the Company’s working capital position.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products.  The Company’s production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives.  The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company’s control.  As described in Note 11 (b), the Company has entered into fuel contracts to mitigate these price risks. At December 31, 2009, the Company had a remaining commitment of 3.0 million gallons of diesel over the next 12 months.

A 10% change in commodity prices would impact the Company’s net earnings (loss) before taxes from continuing operations and other comprehensive income before taxes as follows:

		Year ended December 31
	2009	2009	2008	2008
		Other		Other
	Net	Comprehensive	Net	Comprehensive
	Earnings	Income	Earnings	Income
	$	$	$	$

Gold price	27,303	31,793	16,257	-
Copper price	3,531	-	969	-
Silver price	2,136	-	758	-
Fuel price	2,700	695	-	-

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.           Fair value measurement

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

At December 31, 2009 and 2008, the Company’s financial assets and liabilities are categorized as follows:

				2009
			Financial
			Assets
			Liabilities at
	Loans and	Held at	Amortized
	Receivables	Fair value	Cost	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	-	262,325	-	262,325
Restricted cash	-	9,201	-	9,201
Accounts receivable	10,345	-	-	10,345
Fuel contract	-	706	-	706
Investments	-	45,890	-	45,890
Reclamation deposits	-	17,646	-	17,646
Financial Liabilities
Accounts payable and accrued liabilities	-	-	36,033	36,033
Long-term debt	-	-	237,544	237,544
Gold contracts	-	95,986	-	95,986

				2008
			Financial
			Assets
			Liabilities at
	Loans and	Held at	Amortized
	Receivables	Fair value	Cost	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	-	182,013	-	182,013
Restricted cash	-	-	-	-
Accounts receivable	11,232	-	-	11,232
Fuel contract	-	-	-	-
Investments	-	77,016	-	77,016
Reclamation deposits	-	4,900	-	4,900
Financial Liabilities
Accounts payable and accrued liabilities	-	-	28,759	28,759
Long-term debt	-	-	212,387	212,387
Gold contracts	-	-	-	-

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.           Fair value measurement (continued)

At December 31, 2009 and 2008, the carrying values and the fair values of the Company’s financial instruments are shown in the following table.

	December 31, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$	$	$	$
Financial Assets
Cash and cash equivalents	262,325	262,325	182,013	182,013
Restricted cash	9,201	9,201	-	-
Accounts receivable	10,345	10,345	11,232	11,232
Fuel contract	706	706	-	-
Investments	45,890	45,890	77,016	77,016
Reclamation deposits	17,646	17,646	4,900	4,900
Financial Liabilities
Accounts payable and accrued liabilities	36,033	36,006	28,759	28,759
Long-term debt	237,544	265,696	212,387	168,550
Gold contracts	95,986	95,986	-	-

The senior secured notes and the subordinated convertible debentures are traded on a public exchange.  The fair value estimates for these notes have been estimated using the December 31, 2009 and 2008 closing prices.  The term loan facility and the El Morro project funding are floating rate facilities whose carrying value approximates fair value.

The Company has certain financial assets and liabilities that are held at fair value.  Cash and cash equivalents, restricted cash and reclamation deposits fair values approximate their historic value due to the short term nature of these items.  The fuel contract, investments and the gold contracts are presented at fair value at each reporting date using appropriate valuation methodology.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table summarizes information relating to the fair value determination of the Company’s financial instruments which are fair valued on a recurring basis.

			2009
	Level 1	Level 2	Level 3
	$	$	$

Cash and cash equivalents	262,325	-	-
Fuel contracts	-	706	-
Gold contracts	-	(95,986)	-
Investments	-	45,890	-

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19.           Fair value measurement (continued)

At December 31, 2008, the fair value level for the Investments would have been Level 3 due to the uncertain and unobservable conditions regarding the AB Notes.  As described in Note 7, market conditions changed during the year and the Company now values the AB Notes based on quoted market prices that do not meet the criteria for a Level 1 valuation.  The following table shows the movement in the Level 3 fair values for the year ended December 31, 2009.

2009
$

Opening balance	77,016
Transfers to Level 2	(77,016)
Ending balance	-

The fair value of fuel and gold contracts is calculated using pricing models that incorporate current market prices and the contractual prices of the underlying instruments, the time value of money and yield curves.  The significant factors used with the pricing models are based on observable data on gold and fuel prices obtained from open market data.

20.	Related Parties

Certain directors and officers of the Company are also directors of a company to which the Company pays royalties in the normal course of business.  Royalty payments were $4.2 million for the year ended December 31, 2009 (2008 - $nil).  At December 31, 2009, the Company had $1.3 million included as accrued liabilities related to this company (2008 - $nil).  These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related party.

A director of New Gold is also a director of the company that purchased from New Gold an interest in the El Morro project as described in Note 22 (a).

21.	Commitments and contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded.  When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.  Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

(a)
The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment and operating leases for its operations.  At December 31, 2009, these commitments totaled $12.4 million and are expected to fall due over the next 12 months.

(b)
The Company terminated various employment, consulting and service agreements as a result of slowing development activities at the New Afton project. Certain of the affected parties have or may in the future make legal claims in response to such terminations. The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

21.           Commitments and contingencies (continued)

(c)	Amapari Mine contingencies

The Company has recognized a contingent liability for certain of the following claims based on its best estimates of the outcome of these contingencies.  The amount has been included in liabilities of assets held for sale.  Not all of the following claims will result in the Company being required to make payments to the claimants.  The final payments, if any, may differ significantly from the amount the Company currently estimates.

(i)
The Company terminated various employment, consulting and service agreements as a result of placing the Amapari Mine on temporary care and maintenance. Certain of the affected parties have or may in the future make legal claims in response to such terminations. The Company cannot reasonably predict the likelihood or outcome of any such actions, but would vigorously defend against them.

(ii)
The Company has received notice that legal claims have been filed in Brazilian courts against the Company’s Amapari Mine. The claims allege that the Amapari Mine has adversely impacted the quality of William Creek causing economic loss and health concerns. The Company believes that these claims are unfounded and intends to vigorously defend against them.

(iii)	A tax claim has been received by the Amapari Mine. The Company has lodged an appeal.

(iv)
The Company has been notified of infraction notices on the Amapari Mine for which it intends to take action to revoke or reduce. Also, claims have been filed in Brazilian courts against the Amapari Mine alleging rents are payable for the occupation of land where the Amapari Mine was developed. The Company is defending against these claims.

(v)
The Company has received notice that legal claims have been filed in Brazilian courts against the Company’s Amapari Mine.  The claims allege environmental damage at the Amapari Mine site.  The Company is defending against these claims.

(d)
The Company is involved in legal proceedings from time to time, arising in the ordinary course of business. Typically, the amount of the ultimate liability with respect to these actions will not materially affect the Company’s financial position, results of operations or cash flows.

(e)
The Company has a history of legal challenges to its Cerro San Pedro Mine. In November 2009, the Company was notified it was required to suspend mining operations at its Cerro San Pedro Mine. Although mining had been suspended, gold recovery operations of existing inventory on the leach pads continued.  The mining suspension followed  a ruling by the Federal Court of Fiscal and Administrative Justice nullifying the mine's Environmental Impact Statement ("EIS") which was issued in 2006. PROFEPA, the Mexican environmental enforcement agency, issued the order requiring Cerro San Pedro Mine to suspend mining as a consequence of the nullification of the EIS.  The Company has filed appeals to both the court decision and the PROFEPA order related to the EIS.  In December, 2009, the Company was granted an injunction related to the suspension of operations at its Cerro San Pedro Mine. The court ruling temporarily overturns the PROFEPA order to suspend mining operations at the Cerro San Pedro Mine. Subsequent to December 31, 2009, the Company was scheduled to face a hearing in the Fourth District Court in San Luis Potosi, related to a challenge by opposition to the mine to the annual renewal of the explosives permit at Cerro San Pedro. The Company is  vigorously  defending against this challenge and a hearing is

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

21.           Commitments and contingencies (continued)

scheduled for March, 2010. Until the hearing is held, no additional blasting will take place at Cerro San Pedro.

22.           Subsequent events

(a)           El Morro Transaction

On January 7, 2010, the Company provided notice to Xstrata of the exercise of its right of first refusal to acquire 70% of the El Morro copper-gold project in Chile for $463.0 million. New Gold, as Xstrata's then current 30% joint venture partner in El Morro, held a right of first refusal over Xstrata's 70% interest which was triggered on October 12, 2009 when Barrick announced that it had entered into an agreement with Xstrata to acquire Xstrata's interest.  On February 16, 2010, the Company completed the acquisition of Xstrata’s 70% interest in the El Morro property.  Goldcorp Inc. (“Goldcorp”) loaned the $463.0 million to the Company to fund the exercise of the right of first refusal. After acquisition of the 70% interest by a subsidiary of the Company, New Gold then completed a transaction with Goldcorp which results in a Goldcorp subsidiary now holding the 70% interest in El Morro. Through the subsequent transaction with Goldcorp, the Company received $50 million and the terms of the shareholder agreement were amended.  As a result of these transactions, New Gold will continue to hold a 30% interest in the El Morro copper-gold project.

On January 13, 2010 the Company received a Statement of Claim filed by Barrick in the Ontario Superior Court of Justice, against the Company, Goldcorp and affiliated subsidiaries. The claim relates to the El Morro transaction announced by New Gold and Goldcorp on January 7, 2010 and New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile.  New Gold believes that the claim is completely without merit and intends to defend this action using all available legal avenues.

(b)           Amapari Mine Transaction

On January 27, 2010, the Company announced the signing of an agreement to sell its Brazilian subsidiary Mineracao Pedra Branca do Amapari Ltda. ("MPBA"), which holds the Amapari mine and other related assets, to Beadell Resources Ltd. ("Beadell") for $63.0 million. Beadell is an Australian listed gold-focused company with exploration and development assets in Western Australia and Brazil.  Proceeds to New Gold will be $46.0 million in cash and $17.0 million in Beadell shares and are contingent on the successful completion of an Australian $75.0 million equity offering by Beadell and related shareholder approvals.  The transaction is expected to close in March 2010.

(c)           Sale of Investments

In January 2010, the Company disposed of Cdn$83.1 million face value of AB Notes for proceeds of Cdn$49.9 million.

(d)           Repayment of Long-Term Debt

On February 26, 2010, the Company retired its term loan facility by prepaying the outstanding amount of $27.2 million plus accrued interest.  The restricted cash held in a debt service reserve account was released to the Company upon the loan repayment.  The security interest in the Mesquite Mine will remain in place until the completion or monetization of the gold hedging contracts.

23.	Comparative presentation

Certain prior year information has been reclassified to conform to current year presentation.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States

These consolidated financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods are used in preparing financial statements under generally accepted practices in the US GAAP. The effects of the principal differences on the Company's financial statements under US GAAP are quantified below and described in the accompanying notes.

The adjustments to the statement of operations are presented below:
			2009
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Revenues (note c)	323,780	(825)	322,955
Operating expenses (note c)	(176,491)	358	(176,133)
Depreciation and depletion (note c)	(58,668)	61	(58,607)
Earnings from mine operations	88,621	(406)	88,215

Corporate administration (note a)	(24,689)	4,929	(19,760)
Business combination transaction costs	(6,583)	-	(6,583)
Exploration	(6,412)	-	(6,412)
Goodwill impairment charge	(192,099)	-	(192,099)

Loss from operations	(141,162)	4,523	(136,639)
Other income (expense)
Realized and unrealized gain on gold contracts	8,161	-	8,161
Realized and unrealized gain on fuel contracts	797	-	797
Realized and unrealized loss on investments	351	-	351
Unrealized loss on equity-linked instruments (notes (a) and (e))	-	(10,643)	(10,643)
Interest and other income	4,896	-	4,896
Gain on redemption of long-term debt	14,236	-	14,236
Interest and finance fees	(3,140)	-	(3,140)
Loss on foreign exchange (notes (a) and (e))	(52,667)	(7,007)	(59,674)

Loss before taxes	(168,528)	(13,127)	(181,655)
Income and mining taxes (note c)	(14,906)	122	(14,784)

Net loss from continuing operations	(183,434)	(13,005)	(196,439)
Loss from discontinued operations, net of taxes	(10,882)	-	(10,882)
Net loss	(194,316)	(13,005)	(207,321)

Earnings (loss) per share from continuing operations
Basic and diluted	(0.60)	-	(0.64)

Loss per share from discontinued operations, net of taxes
Basic and diluted	(0.04)	-	(0.04)

Loss per share
Basic and diluted	(0.64)	-	(0.68)

Weighted average number of shares outstanding
(in thousands)
Basic	306,288	-	306,288
Diluted	306,288	-	306,288

(i) Stock option expense (a non-cash item included in corporate
administration) (note a)	(6,621)	4,929	(1,692)

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

			2008
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Revenues (note c)	143,083	825	143,908
Operating expenses (note c)	(103,130)	(358)	(103,488)
Depreciation and depletion (note c)	(18,551)	(61)	(18,612)
Earnings from mine operations	21,402	406	21,808

Corporate administration (note a)	(22,446)	1,999	(20,447)
Business combination transaction costs	-	-	-
Exploration	(4,026)	-	(4,026)
Goodwill impairment charge	-	-	-

Loss from operations	(5,070)	2,405	(2,665)
Other income (expense)
Realized and unrealized gain on gold contracts	-	-	-
Realized and unrealized gain on fuel contracts	-	-	-
Realized and unrealized loss on investments	-	-	-
Interest and other income	5,374	-	5,374
Gain on redemption of long-term debt	-	-	-
Interest and finance fees	(1,507)	-	(1,507)
Gain on foreign exchange (note a)	68,819	-	68,819

Earnings before taxes	67,616	2,405	70,021
Income and mining taxes (note c)	3,268	(122)	3,146

Net earnings from continuing operations	70,884	2,283	73,167
Loss from discontinued operations, net of taxes	(173,563)	-	(173,563)
Net earnings (loss)	(102,679)	2,283	(100,396)

Earnings per share from continuing operations
Basic and diluted	0.48	-	0.49

Loss per share from discontinued operations, net of taxes
Basic and diluted	(1.17)	-	(1.17)

Loss per share
Basic and diluted	(0.69)	-	(0.68)

Weighted average number of shares outstanding
(in thousands)
Basic	148,126	-	148,126
Diluted	148,616	-	148,616

(i) Stock option expense (a non-cash item included in corporate
administration) (note a)	(5,803)	1,999	(3,804)

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

The adjustments to the statements of comprehensive loss are presented below:

			2009
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Net loss	(194,316)	(13,005)	(207,321)

Other comprehensive income (loss)
Unrealized losses on mark-to-market of gold contracts	(45,698)	-	(45,698)
Unrealized gains on mark-to-market of fuel contracts	189	-	189
Gain on available-for-sale securities (net of tax of $Nil)	-	-	-
Future income tax	17,870	-	17,870
Total other comprehensive loss	(27,639)	-	(27,639)
Total comprehensive loss	(221,955)	(13,005)	(234,960)

			2008
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Net income (loss)	(102,679)	2,283	(100,396)

Other comprehensive income
Unrealized losses on mark-to-market of gold contracts	-	-	-
Unrealized losses on mark-to-market of fuel contracts	-	-	-
Gain on available-for-sale securities (net of tax of $Nil)	1,160	-	1,160
Future income tax	-	-	-
Total other comprehensive income	1,160	-	1,160
Total comprehensive income (loss)	(101,519)	2,283	(99,236)

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

The adjustments to the components of the balance sheet would be as follows:
			2009
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Assets
Current assets
Cash and cash equivalents	262,325	-	262,325
Restricted cash	9,201	-	9,201
Accounts receivable	10,345	-	10,345
Inventories (note c)	86,299	(185)	86,114
Future income and mining taxes	8,848	-	8,848
Current portion of mark-to-market gain on fuel contracts	706	-	706
Prepaid expenses and other	6,933	-	6,933
Current assets of operations held for sale	10,298	-	10,298
Total current assets	394,955	(185)	394,770

Investments	45,890	-	45,890
Mining interests (note c)	2,000,438	(221)	2,000,217
Future income tax asset	2,250	-	2,250
Reclamation deposits and other	17,646	-	17,646
Assets of operations held for sale	27,080	-	27,080
Total assets	2,488,259	(406)	2,487,853

Liabilities
Current liabilities
Accounts payable and accrued liabilities	36,033	-	36,033
Current portion of long-term debt	12,088	-	12,088
Current portion of mark-to-market loss on gold contracts	19,206	-	19,206
Income and mining taxes payable	15,677	-	15,677
Current liabilities of operations held for sale	10,414	-	10,414
Total current liabilities	93,418	-	93,418

Reclamation and closure cost obligations	19,889	-	19,889
Mark-to-market loss on gold contracts	76,780	-	76,780
Mark-to-market loss on equity-linked instruments (notes (a) and (e))	-	33,375	33,375
Future income and mining taxes (note c)	316,426	(122)	316,304
Long-term debt	225,456	-	225,456
Employee benefits and other	5,355	-	5,355
Liabilities of operations held for sale	19,890	-	19,890
Total liabilities	757,214	33,253	790,467

Shareholders' equity
Common shares	1,810,865	(560)	1,810,305
Contributed surplus (note a)	82,984	(5,887)	77,097
Share purchase warrants (note e)	150,656	(138,806)	11,850
Equity component of convertible debentures (note b)	21,604	-	21,604
Accumulated other comprehensive loss	(29,205)	-	(29,205)
Deficit	(305,859)	111,594	(194,265)
	(335,064)	111,594	(223,470)
Total shareholders' equity	1,731,045	(33,659)	1,697,386
Total liabilities and shareholders' equity	2,488,259	(406)	2,487,853

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

			2008
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Assets
Current assets
Cash and cash equivalents	182,013	-	182,013
Accounts receivable	11,232	-	11,232
Inventories (note c)	23,265	185	23,450
Future income and mining taxes	2,690	-	2,690
Prepaid expenses and other	4,991	-	4,991
Current assets of operations held for sale	18,746	-	18,746
Total current assets	242,937	185	243,122

Investments	77,016	-	77,016
Mining interests (note c)	1,609,224	221	1,609,445
Reclamation deposits and other	4,900	-	4,900
Assets of operations held for sale	23,624	-	23,624
Total assets	1,957,701	406	1,958,107

Liabilities
Current liabilities
Accounts payable and accrued liabilities	28,759	-	28,759
Income and mining taxes payable	5,126	-	5,126
Current liabilities of operations held for sale	20,120	-	20,120
Total current liabilities	54,005	-	54,005

Reclamation and closure cost obligations	8,701	-	8,701
Mark to market loss on equity-linked instruments (note a)	-	8,128	8,128
Future income and mining taxes (note c)	224,068	122	224,190
Long-term debt	212,387	-	212,387
Employee benefits and other	3,808	-	3,808
Liabilities of operations held for sale	12,944	-	12,944
Total liabilities	515,913	8,250	524,163

Shareholders' equity
Common shares	1,321,110	-	1,321,110
Contributed surplus (note a)	65,409	(10,327)	55,082
Share purchase warrants	145,614	-	145,614
Equity component of convertible debentures (note b)	21,604	-	21,604
Accumulated other comprehensive loss	(406)	-	(406)
Deficit	(111,543)	2,483	(109,060)
	(111,949)	2,483	(109,466)
Total shareholders' equity	1,441,788	(7,844)	1,433,944
Total liabilities and shareholders' equity	1,957,701	406	1,958,107

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

 The adjustments to the consolidated statement of cash flows are as follows:

			2009
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Operating activities from continuing operations	78,981	(282)	78,699
Operating activities from discontinued operations	5,576	-	5,576
Investing activities from continuing operations	(52,683)	282	(52,401)
Investing activities from discontinued operations	(1,405)	-	(1,405)
Financing activities from continuing operations	40,034	-	40,034
Financing activities from discontinued operations	(7,000)	-	(7,000)
Effect of exchange rates on cash and cash equivalents	13,980	-	13,980
Increase in cash and cash equivalents	77,483	-	77,483

Comprised of
Cash and cash equivalents of continuing operations	262,325	-	262,325
Cash and cash equivalents of discontinued operations	826	-	826
	263,151	-	263,151

			2008
	Canadian
	GAAP
	As reported	Adjustments	U.S. GAAP
	$		$

Operating activities from continuing operations	23,073	282	23,355
Operating activities from discontinued operations	1,612	-	1,612
Investing activities from continuing operations	42,142	(282)	41,860
Investing activities from discontinued operations	(7,077)	-	(7,077)
Financing activities from continuing operations	(7,009)	-	(7,009)
Financing activities from discontinued operations	7,000	-	7,000
Effect of exchange rates on cash and cash equivalents	(23,997)	-	(23,997)
Increase in cash and cash equivalents	35,744	-	35,744

Comprised of
Cash and cash equivalents of continuing operations	182,013	-	182,013
Cash and cash equivalents of discontinued operations	3,655	-	3,655
	185,668	-	185,668

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

The Company has implemented accounting policy changes as required under U.S. GAAP.  The effect on previously reported retained earnings for the retrospective change has been presented in the table below.  The accounting policy change that is to be reported on a prospective basis has been presented in note (e) below.

2008
$

Balance at December 31	(105,427)
Cummulative adjustment for:
Convertible debenture (note b)	(3,633)
Balance at December 31	(109,060)

 (a)           Stock based compensation

On December 1, 2005, the Company adopted Accounting Standards Codification (“ASC”) 718 Compensation – Stock Compensation (formerly Statement of Financial Accounting Standard ("SFAS") 123(R), Share Based Payment), for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. ASC 718 has provisions that are different than CICA Handbook Section 3870 which create U.S. GAAP differences. Under Canadian GAAP, the Company recognizes the effect of forfeitures as they occur. Under ASC 718, forfeitures are required to be estimated. The Company has determined the amount of stock options forfeited is not material, therefore there is no difference on accounting for stock-based compensation under Canadian and U.S. GAAP.

Under US GAAP, a stock option award may be indexed to a factor in addition to the entity's share price. If that additional factor is not a market, performance or service condition, the award shall be classified as a liability, and the additional factor shall be reflected in estimating the fair value of the award. Stock option awards granted to an employee with a fixed exercise price and exercisable in the Company's functional currency, a foreign operation's functional currency or in the currency in which the employee is paid are not considered to contain a market, performance or service condition and are therefore treated as equity instruments. Stock option awards that do not satisfy these criteria are considered to be dual indexed to a factor that is not a market, performance or service condition, and are therefore recorded as liabilities and marked-to-market at the end of each reporting period. Under Canadian GAAP, all stock option awards are treated as equity instruments. The liability as at December 31, 2009 relating to stock options issued to employees of the foreign operations totaled $3.5 million (2008 - $8.1 million). Stock based compensation in 2009 was reduced by $4.9 million (2008 - $0.3 million).  Contributed surplus was reduced by $5.9 million related to the cumulative reversal of stock option expense recognized on options issued to foreign operations under Canadian GAAP in 2009 and by $10.3 million in 2008.  Common shares were decreased by $0.6 million at December 31, 2009 (2008 - $nil) related to the exercise of stock options in 2009.  The stock option liability has been fair valued using observable data related to historic volatility, dividends, interest rates and life.  As the fair value is based on observable data, this liability would a Level 2 in the fair value hierarchy.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(b)           Convertible debentures

In June 2008, the Company acquired convertible debentures in the aggregate principal amount of Cdn$55.0 million. Under Canadian GAAP, the convertible debentures were bifurcated into a principal and an option component for accounting purposes in accordance with CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation ("Section 3861"). The principal component was recorded as debt with a portion, representing the estimated fair value of the conversion option feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the debt component is recorded with a corresponding credit to the convertible debenture liability balance to accrete the balance to the principal due on maturity. The interest is capitalized to mining interests in accordance with the Company's accounting policy.

The Company implemented ASC 470-20 Debt with Conversion and Other Options effective January 1, 2009.  ASC 470-20 requires companies that issue convertible debt with cash settlement options to bifurcate the instrument into its equity and liability components which is consistent with existing Canadian GAAP.  Prior to the implementation of ASC 470-20 convertible debt was classified entirely as liabilities.  The implementation of ASC 470-20 has impacted the previously reported retained earnings from December 31, 2008 by $3.6 million, outstanding debt obligation at December 31, 2008 by $16.8 million, mineral interests by $1.2 million, and the equity component of convertible debentures at December 31, 2008 by $21.6 million.

 (c)           Commercial production

Under Canadian GAAP, the Company uses specific criteria to assess the point at which an operation commences commercial production. Under U.S. GAAP, the Company determines commencement of production whereby the production phase of a mine is determined to have begun when saleable minerals are extracted (produced) from an ore body, regardless of the level of production. However, commercial production does not commence with the removal of de minimus saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to on ore body. For the year ended December 31, 2009, there was a Canadian to U.S. GAAP difference with respect to the determination of production for the Chesney project at the Peak Mine.

According to Canadian GAAP, the project has not yet commenced commercial production, while for U.S. GAAP purposes, production commenced and associated costs were expensed beginning on October 1, 2008. For U.S. GAAP purposes, the impact of this difference was to decrease revenues, operating expenses, depreciation and depletion expense and income tax expense for the year ended December 31, 2009 by $0.8 million, $0.3 million, $0.1 million and $0.1 million, respectively and increase net earnings for the year ended December 31, 2009 by $0.3 million.  For U.S. GAAP purposes, the impact of this difference was to increase revenues, operating expenses, depreciation and depletion expense and income tax expense for the year ended December 31, 2008 by $0.8 million, $0.3 million, $0.1 million and 0.1 million, respectively and increase net earnings for the year ended December 31, 2008 by $0.3 million.

(d)           Accounting for uncertainty in income taxes

While tax accounting rules are essentially the same under both U.S. GAAP and Canadian GAAP, tax account differences can arise from differing treatment of various assets and liabilities. On December 1, 2006, the Company adopted the provisions of ASC 740 Income Taxes (formerly FASB Interpretation, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 ("FIN 48")) for US GAAP purposes. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(d)           Accounting for uncertainty in income taxes (continued)

ASC 740 requires that the Company recognize in its consolidated financial statements, only those tax positions that are "more-likely-than-not" of being sustained as of the adoption date, based on the technical merits of the position. As a result of the implementation of ASC 740, the Company performed a comprehensive review of its material tax positions in accordance with recognition and measurement standards established by ASC 740. Based on this review, the provisions of ASC 740 had no effect on the Company's financial position, cash flows or results of operations at either December 31, 2009 or December 31, 2008.

A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

	2009	2008
	$	$

Balance at January 1	2,701	-
Additions for tax positions taken during prior years	1,490	2,701
Balance at December 31	4,191	2,701

At December 31, 2009, the Company had $2.2 million (2008 - $1.6 million) of unrecognized tax benefits.  If recognized, this amount would be recorded as a benefit to income taxes on the consolidate statement of operations and, therefore, would impact the reported effective tax rate.

The Company's policy is to recognize interest and penalties related to uncertain tax benefits in income tax expense. During the year ended December 31, 2009, the Company recognized $0.9 million of interest and penalties (2008 - $0.1 million).  Under Canadian and U.S. GAAP, the Company has accrued $2.0 million (2008 - $1.2 million) for interest and penalties.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(d)           Accounting for uncertainty in income taxes (continued)

The following table presents the deferred income tax assets and liabilities by country.

	2009	2008
	$	$

Canada
Deferred tax assets	9,661	6,580
Deferred tax liabilities	(87,365)	(71,297)
	(77,704)	(64,717)
Australia
Deferred tax assets	-	-
Deferred tax liabilities	(25,712)	(18,473)
	(25,712)	(18,473)
Mexico
Deferred tax assets	-	-
Deferred tax liabilities	(163,668)	(138,188)
	(163,668)	(138,188)
United States
Deferred tax assets	30,459	-
Deferred tax liabilities	(68,703)	-
	(38,244)	-
	(305,328)	(221,378)

(e)	Share purchase warrants

Effective for January 1, 2009, U.S. GAAP does not allow equity-linked financial instruments not considered linked to the Company’s own stock to be included in the determination of shareholders equity.  The Company has share purchase warrants that have an exercise price denominated in Canadian dollars, which is different than the Company’s functional currency.

These warrants are equity-linked financial instruments that are not considered linked to the Company’s own stock due to the difference in the exercise currency and the Company’s functional currency.  U.S. GAAP requires these warrants to be recorded as a financial liability, with the resulting fair value changes being included in the determination of net earnings (loss).  The Company’s share purchase warrants are traded on a public exchange and have been valued using the quoted market prices which is Level 1 in the fair value hierarchy.

The fair value of the share purchase warrants on January 1, 2009 was $16.4 million which results in a cumulative adjustment to retained earnings of $122.4 million.  At December 31, 2009, the fair value of the purchase warrants was $29.7 million.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(f)           Pro forma financial information (unaudited)

The following unaudited pro forma information for the years ended December 31, 2009 and 2008 reflects the acquisition of Western Goldfields as if it had been completed as of January 1, 2009 and 2008.  These unaudited pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the date indicated or that may be obtained in the future.

	2009	2008
	$	$

Revenues	364,453	239,335
Income (loss) from continuing operations	(223,663)	81,461
Net loss	(234,545)	(92,102)

Basic and diluted earnings per share
Income (loss) from continuing operations	(0.61)	0.28
Net loss	(0.64)	(0.32)

Weighted average number of shares outstanding
Basic	365,786	290,922
Diluted	365,786	291,412

(g)           Equity investments

Within mining interests, the Company includes its 30% interest in the El Morro project and accounts for this investment using the equity method.  The Company acquired its interest in the El Morro project as part of the Transaction with Metallica on June 30, 2008.  The Company’s share of net earnings for the year ended December 31, 2009 was $0.3 million (2008 - $nil).

(h)           Recently adopted accounting standards

(i)           Accounting Standards Codification

On July 1, 2009, the FASB Codification of U.S. GAAP was launched as the sole source of authoritative non-government U.S. GAAP.  The ASC is not intended to change U.S. GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards.  This note to the consolidated financial statements has been updated to reflect the ASC standards.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(h)           Recently adopted accounting standards (continued)

 (ii)           Fair Value Measurement and Disclosure

In 2008 the Company implemented ASC 820 Fair Value Measurement and Disclosure, which define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The Company was required to implement ASC 820 only as it applied to fair value measurements that are required on a recurring basis. The implementation of ASC 920 did not have a material effect on the Company's consolidated financial statements. The Company implemented ASC 820 for non-financial assets and non-financial liabilities effective January 1, 2009, as allowed under the standard.  The implementation of this standard did not have a material effect on the Company's consolidated financial statements.

(iii)           Business Combinations

In 2009, the Company implemented ASC 805 Business Combinations. The major changes to accounting for business combinations are summarized as follows:

•	all business acquisitions would be measured at fair value;
•	pre-acquisition contingencies would be measured at fair value;
•	most acquisition-related costs would be recognized as expense as incurred (they would no longer be part of the purchase consideration); and,
•
non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%).

The statement is effective for periods beginning on or after December 15, 2008. The implementation of this standard has not resulted in any material differences between Canadian GAAP as U.S. GAAP for the acquisition of Western Goldfields.

(iv)           Equity-linked instruments denominated in a foreign currency

Effective for January 1, 2009, U.S. GAAP does not allow equity-linked financial instruments not considered linked to the Company’s own stock to be included in the determination of shareholders equity.  The Company has share purchase warrants that have an exercise price denominated in Canadian dollars, which is different that the Company’s functional currency.  These warrants are equity-linked financial instruments that are not considered linked to the Company’s own stock due to the difference in the exercise currency and the Company’s functional currency.  U.S. GAAP requires these warrants to be recorded as a financial liability, with the resulting fair value changes being included in the determination of net earnings (loss).

(v)           Debt with Conversion and Other Options

The Company implemented ASC 470-20 Debt with Conversion and Other Options effective January 1, 2009.  ASC 470-20 requires companies that issue convertible debt with cash settlement options to bifurcate the instrument into its equity and liability components.  The implementation of ASC 470-20 has impacted the previously reported retained earnings from December 31, 2008 by $3.6 million, outstanding debt obligation at December 31, 2008 by $16.8 million, mineral interest by $1.2 million and the equity component of convertible debentures at December 31, 2008 by $21.6 million.

New Gold Inc.
Notes to the consolidated financial statements
December 31, 2009
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24.	Differences between generally accepted accounting principles in Canada and the United States (continued)

(h)           Recently adopted accounting standards (continued)

 (vi)           Measuring fair value of liabilities

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-5, Measuring Fair Value of Liabilities which is effective prospectively for interim periods beginning after August 1, 2009.  Prior guidance required that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant.  ASU 2009-05 provides further clarification that fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty thus requiring the fair value to reflect non-performance risk, including but not limited to the Company’s own credit risk.  The Company has adopted ASU 2009-05 in the fourth quarter of 2009 with no impact on the consolidated financial statements.

(i)	Significant future accounting developments

In the second quarter of 2009, the FASB issued an amendment to its guidance on Variable Interest Entities (“VIE”) which will be effective for fiscal year 2010.  The new guidance makes significant changes to the model for determining who should consolidate a VIE by specifically eliminating the quantitative approach to determining the primary beneficiary and requiring a qualitative approach based on the power to direct activities.  The Company is assessing the impact of this amendment on its consolidated financial statements.

Directors and Officers

Directors

Randall Oliphant	Executive Chairman
Robert Gallagher	President and CEO
James Estey1,2,3	Corporate Director
Vahan Kololian2,3,4	M anaging Partner, TerraNova Partners LP
Martyn Konig1,2	Executive Chairman and President,
European Goldfields Limited
Pierre Lassonde3	Chairman, Franco-Nevada Corporation
Craig Nelsen4	President and CEO,
Avanti Mining Corporation
Ian Telfer1,3	Chairman, Goldcorp Inc.
Raymond Threlkeld4	President and CEO,
Rainy River Resources Ltd.

Board Committees
(1) Corporate Governance and Nominating Committee
(2) Audit Committee
(3) Compensation Committee
(4) Health, Safety, Environment and Sustainability Committee

Officers
Randall Oliphant	Executive Chairman
Robert Gallagher	President and Chief Executive Officer
Brian Penny	Executive Vice President, Chief Financial Officer
James Currie	Executive Vice President, Chief Operating Officer
Ron Allum	Vice President, Operations (Canada)
Mélanie Hennessey	Vice President, Investor Relations
John Marshall	Vice President, Human Resources
Christian Milau	Vice President, Treasurer
Barry O’Shea	Vice President, Corporate Controller
Mark Petersen	Vice President, Exploration
Hannes Portmann	Vice President, Corporate Development
Susan Toews	Vice President, Legal Affairs, Corporate Secretary

Company Information 2009

Company Headquarters
666 Burrard Street, Suite 3110 Vancouver, BC V6C 2X8
T: +1-604-696-4100
F: +1-604-696-4110
Toll Free: +1-888-315-9715

Toronto Corporate Office
200 Bay Street, Suite 3120 Toronto, ON M4J 2J4
T: +1-416-324-6000
F: +1-416-324-9494

Annual General Meeting
May 6, 2010 at 4:00 PM
Toronto Board of Trade
First Canadian Place
77 Adelaide Street West Toronto, ON M5X 1C1

Investor Relations
Toll Free: +1-888-315-9715
F: +1-416-324-9494
E: info@newgold.com

Media Inquiries
T: +1-416-324-6015
F: +1-416-324-9494
E: julie.taylor@newgold.com

Transfer Agent
Computershare Investor Services Inc.
Toll Free: +1-800-564-6253 (North America)
T: +1-514-982-7555 (International)
F: +1-604-661-9401

Additional Information
New Gold encourages the electronic delivery of correspondence and supports responsible use of forest resources, which is why the 2009 Annual Report is published electronically. A limited number of printed copies are available for distribution. For any inquiries, or to request electronic delivery of correspondence, please email us at info@newgold.com

Caution regarding forward-looking statements

This Annual Report contains statements about expected future events and financial and operating results of New Gold that are forward-looking. By their nature, forward-looking statements require New Gold to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the assumptions, predictions and other forward-looking statements will not prove to be accurate. You are cautioned not to place undue reliance on forward-looking statements. A number of factors could cause assumptions, actual future results and events to differ materially from those expressed in the forward-looking statements. Accordingly this Annual Report is qualified in its entirety by the assumptions, qualifications and risk factors referred to in the Management’s Discussion and Analysis section of this Annual Report and in other New Gold public disclosure documents and filings with securities commissions in Canada (on sedar.com) and in the United States (on EDGAR at sec.gov). New Gold does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

All dollar amounts are noted in US dollars unless otherwise indicated.